

Annual Report

2025







To Our Investors,

In 2025, our team delivered solid financial results in a dynamic environment. We achieved broad-based sales growth across all geographies and vertical end markets, and strong free cash flow.

We continued to execute on our disciplined and balanced capital allocation strategy, including organic investment in the business, acquisitions that elevate our portfolio of solutions, and return of capital to shareholders. Our financial strength enabled nearly $600 million of share repurchases in 2025, underscoring confidence in Zebra's long-term prospects.



Attractive Market Opportunity

Zebra's $35 billion dollar served addressable market encompasses our Connected Frontline and Asset Visibility & Automation business segments.

- The Connected Frontline is focused on equipping workers and customers across verticals with solutions that drive productivity, optimize collaboration, and elevate experiences. Our solutions portfolio includes enterprise mobile computers, rugged tablets, interactive displays, frontline software and AI agents.

- Asset Visibility & Automation is focused on giving assets a digital voice to automate environments with technology that scales across the supply chain through advanced data capture, printing, machine vision, RFID, and other solutions. This data has been foundational to our customers' operations for decades and is now feeding AI models to transform workflows.

These are complementary and synergistic segments that digitize, automate and embed intelligence into our customers' workflows to help them solve their biggest operational challenges. Zebra's secular growth opportunity is supported by megatrends including AI, mobility, cloud computing, and the on-demand economy.

Focus On Advancing Our Innovative Solutions Portfolio

Throughout the year, we took decisive steps to sharpen our strategic focus and enhance our innovative solutions portfolio. We expanded our capabilities and addressable market through the acquisition of Elo Touch, a leader in touchscreen technology, point-of-sale systems, payments, and self-service solutions, elevating our strategic positioning across retail, hospitality, quick-serve restaurants, healthcare and manufacturing. We also exited our robotics automation solutions business to prioritize key growth areas in automation including RFID, machine vision, and AI-powered solutions.

- RFID has been a bright spot in our portfolio over the past several years, and we continue to see strong momentum with customers across retail and e-commerce, transportation and logistics, and manufacturing as they expand adoption of Zebra's solutions to additional workflows and use cases. Our next generation mobile computers embed RFID reading capabilities to prepare our customers for the increased penetration of RFID tags across the supply chain, complementing the barcode.

- We are driving new opportunities in machine vision with continued organic investment in our portfolio and expanding our solutions including the acquisition of 3D machine vision pioneer, Photoneo. We are also strengthening our go-to-market initiatives for deeper engagement with customers.

- Our industry leadership puts us in a unique position to be the supplier-of-choice for AI solutions for the frontline of business. We are advancing our vision with the introduction of our Frontline AI Suite, which empowers workers to be more efficient and effective in their roles.

Well Positioned for Sustainable Growth

We enter 2026 well-positioned to capitalize on the long-term growth opportunities across our end markets supported by broad themes including labor and resource constraints, track and trace requirements, increased consumer expectations, and advancements in AI. Our customers rely on us to navigate these trends and drive intelligent operations with our market-leading portfolio of solutions.

I would like to extend my sincere thanks to our dedicated employees, loyal customers, and valued partners for their contributions to our success. We are excited about the opportunities ahead and remain focused on driving sustainable profitable growth and long-term value for our stockholders.

Bill Burns
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

COMMISSION FILE NUMBER 000-19406

Zebra Technologies Corporation

(Exact name of registrant as specified in its charter)

Delaware	**36-2675536**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3 Overlook Point, Lincolnshire, IL 60069
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: **(847) 634-6700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of exchange on which registered**
Class A Common Stock, par value $.01 per share	ZBRA	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer   ☒   Accelerated filer   ☐

Non-accelerated filer   ☐   Smaller reporting company   ☐

                                Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Act). Yes ☐   No ☒

The aggregate market value of the shares of Class A Common Stock held by non-affiliates of the registrant, computed by reference to the closing price of such stock as of the last business day of the registrant's most recently completed second quarter, June 28, 2025, was $15.5 billion.

As of February 5, 2026, there were 49,191,704 shares of Class A Common Stock, par value $.01 per share, outstanding.

Documents Incorporated by Reference

Certain sections of the Registrant's definitive proxy statement for its Annual Meeting of Stockholders to be held on May 19, 2026, are incorporated by reference into Part III of this report, as indicated herein. The definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

PART I

References in this document to "the Company," "we," "us," or "our" refer to Zebra Technologies Corporation and its subsidiaries, unless the context specifically indicates otherwise.

Safe Harbor

Forward-looking statements contained in this filing are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors, which could cause actual results to differ materially from those expressed or implied in such forward-looking statements. When used in this document and documents referenced, the words "anticipate," "expect," "believe," "intend," "estimate," "will," "plan," "goal," "target," and "strategy" and similar expressions or future conditional verbs such as "may," "will," "should," "would," and "could" as they relate to the Company or its management are intended to identify such forward-looking statements but are not the exclusive means of identifying these statements. Actual results may differ materially from those expressed or implied by forward-looking statements. Any forward-looking statements represent the Company's views only as of the date of this report and should not be relied upon as representing the Company's views as of any subsequent date. The forward-looking statements include, but are not limited to, the Company's financial outlook for the first quarter and full year of 2026. These forward-looking statements are based on current expectations, forecasts and assumptions, and are subject to the risks and uncertainties inherent in the Company's industry, market conditions, general domestic and international economic conditions, and other factors. These factors include:

- Market acceptance of the Company's products, services, and software solutions and competitors' offerings and the potential effects of emerging technologies and changes in customer requirements,
- The effect of global market conditions, including in North America, Europe, Middle East, and Africa ("EMEA"), Latin America, and Asia-Pacific regions in which we do business,
- The impact of changes in foreign exchange rates, customs duties and trade policies due to the large percentage of our sales and operations being outside the U.S.,
- Our ability to effectively manage manufacturing and operating costs,
- Risks related to the manufacturing of the Company's products and conducting business operations in non-U.S. countries, including the risk of depending on key suppliers who are also in non-U.S. countries,
- The Company's ability to purchase sufficient materials, parts, and components, and our ability to provide services, software, and products to meet customer demand, particularly in light of global economic conditions,
- The availability of credit and the volatility of capital markets, which may affect our suppliers, customers, and ourselves,
- Success of integrating acquisitions,
- Our ability to attract, retain, develop, and motivate key personnel,
- Interest rate and financial market conditions,
- Access to cash and cash equivalents held outside the U.S.,
- The effect of natural disasters, man-made disasters, public health issues (including pandemics), and cybersecurity incidents on our business, our customers or our contracted third parties,
- The impact of changes in foreign and domestic governmental policies, laws, or regulations,
- The outcome of litigation in which the Company may be involved, particularly litigation or claims related to infringement of third-party intellectual property rights, and
- The outcome of any future tax matters or tax law changes.

We encourage readers of this report to review Item 1A, "Risk Factors," in this report for further discussion of issues that could affect the Company's future results. We undertake no obligation, other than as may be required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason after the date of this report.

Item 1. Business

The Company

We are a global leader in the Automatic Identification and Data Capture ("AIDC") industry. The AIDC market consists of mobile computing, data capture, radio frequency identification devices ("RFID"), thermal barcode printing, and other workflow automation products and services. The Company's products, services, and software solutions ("offerings") are proven to help our customers and end-users digitize and automate their workflows to achieve their critical business objectives, including improved productivity and operational efficiency, optimized regulatory compliance, and better customer experiences.

We design, manufacture, and sell a broad range of AIDC offerings, including: mobile computers, barcode scanners and imagers, RFID readers, specialty printers for barcode labeling and personal identification, real-time location systems ("RTLS"), related accessories and supplies, such as labels and other consumables, and related software applications. We also provide machine vision and self-serve touchscreen solutions; a full range of services, including maintenance, technical support, repair, managed and professional services; as well as cloud-based software subscriptions. End-users of our offerings include those in retail and e-commerce, manufacturing, transportation and logistics, healthcare, hospitality, public sector, and other industries. We operate in 129 facilities with approximately 10,700 employees worldwide. We provide our offerings globally through a direct sales force and an extensive network of over 10,000 channel partners, operating in 179 countries.

We continue to evolve and advance our vision: frontline operations everywhere are digitized, automated and intelligent. Through continual innovation, we have expanded beyond the traditional AIDC market to transform activities such as factory production, packages moving through a supply chain, retail shopping, the hospital patient journey, restaurant self-service, and first responders addressing public safety and emergency situations. Data from enterprise assets, including status, condition, location, utilization, and preferences, is analyzed in the cloud to provide prioritized actionable insights and optimize activities.

The need to transform workflows is being driven by secular trends in technology, which include the creation of digital twins, cloud-based data analytics, automation, mobility, computer vision, artificial intelligence and machine learning. This transformation is powered by the proliferation of smart, connected devices that exchange an increasingly broad set of information in real time, enabling intelligent and responsive physical environments. The continued rapid growth of mobile computing devices and application software is also significantly expanding use cases throughout enterprises and supply chains. With these expanded capabilities, end-users can consume and act upon dynamic enterprise data and information anytime and anywhere. Additionally, artificial intelligence is further streamlining frontline workflows by providing insights and delivering actions using on-device vision, audio, location and RFID to automate parts of traditional workflows. Leveraging a combination of on-device and cloud-based AI, smart context-aware software companions are beginning to augment worker productivity, providing real-time assistance to get work done more quickly and accurately. Additionally, computer and machine vision technology, which enables the automatic extraction and understanding of useful information from a digital image or video, provides a key element in many of our offerings.

Operations and Technologies
In the fourth quarter of 2025, the Company's reportable segments changed to Connected Frontline ("CF") and Asset Visibility and Automation ("AVA"). The CF segment consists of our mobile computing products, and related services and software-based offerings that were formerly part of our Enterprise Visibility & Mobility ("EVM") segment. The AVA segment consists of our barcode and card printing products and related supplies and sensors, RFID and RTLS offerings, and related services that collectively represented our former Asset Intelligence & Tracking ("AIT") segment, as well as our data capture, and machine vision offerings and related services that were formerly part of our EVM segment. This change aligns with how we are operating our business to advance our strategy.

Acquisitions
Elo: On September 30, 2025, the Company acquired Elo Holdings, Inc. ("Elo") for $1,303 million in cash, net of Elo's cash on-hand. Elo is an innovator of solutions that engage customers, enhance self-service, and accelerate automation across a wide range of end markets. Through its acquisition, the Company expanded its portfolio of self-service and consumer-facing workflow offerings. The operating results of Elo are included in the CF segment.

Photoneo: On February 28, 2025, the Company acquired Photoneo for $62 million in cash, net of Photoneo's cash on-hand. Photoneo is a leading developer and manufacturer of 3D machine vision offerings. Through its acquisition, the Company expanded its machine vision offerings across several industries. The operating results of Photoneo are included in the AVA segment.

See Note 5, *Business Acquisitions* in the Notes to Consolidated Financial Statements for additional details.

Connected Frontline
The Connected Frontline segment is focused on unifying teams, customers, and AI agents to deliver enhanced frontline experiences. This segment brings together solutions that empower frontline workers with the information and tools they need to make smarter decisions and improve customer service. Principal product categories within the Connected Frontline segment include:

Mobile Computing: We design, manufacture, and sell rugged and enterprise-grade mobile computing products and accessories in a variety of specialized form factors and designs to meet a wide array of enterprise applications. Purpose-built handheld and wearable mobile computers, vehicle mounted computers, tablets and kiosks ensure reliable operations for targeted use cases, surviving years of rough handling and harsh environments. Industrial applications include inventory management in warehouses and distribution centers; field mobility applications include field service, post and parcel, and direct store delivery; and retail and customer facing applications include e-commerce, omnichannel, mobile point of sale, inventory look-up, staff collaboration, and analytics. Our mobile computing products primarily incorporate the Android™ operating system with

software extensions for the enterprise and support local-area and wide-area voice and data communications. Our products include software tools and services that enable secure data transmission while also supporting application development, device configuration, and field support to facilitate seamless, rapid deployment and maximum customer return on investment. Our products often incorporate barcode scanning, global position system and RFID features, and other sensory capabilities. Additionally, specialized features, such as advanced data capture technologies, data analytics technologies, voice and video collaboration tools, and advanced battery technologies, enable our customers to work more efficiently and better serve their own customers.

Elo: Recently acquired leader in technology solutions for customer-facing frontline workflows that modernize point-of-sale, streamline self-service & payment experiences, automate kitchen/industrial workflows, and optimize production and process management. Our offerings include a wide range of industry tailored solutions including point-of-sale solutions, self-serve kiosks and interactive touchscreen displays.

Workflow optimization solutions: We provide a portfolio of offerings that help our customers improve the agility and productivity of key workflows by analyzing and acting on operational data in real-time. Our primary focus is on frontline workers in Zebra's end markets, including retail, transportation and logistics, manufacturing, and healthcare. Our workflow optimization solutions include software-based offerings, which include workforce management, workflow execution and task management, communication and collaboration-based offerings, demand-sensing, price optimization, and prescriptive analytics. These offerings are typically delivered through cloud-based software subscriptions and leverage big data, artificial intelligence, and mobile and web applications to provide customers with real-time visibility and actionable insights about their business. By analyzing labor, inventory, transactional and real-time situational data, these offerings are able to forecast demand, prescribe actions, schedule workers, and enhance collaboration. We are leveraging artificial intelligence to automate the detailed generation of tasks within complex workflows, bring knowledge and product companions to workers and deliver conversational interfaces that power our overall frontline experience. Our software-based offerings are available with multiple service levels, often contracted through multi-year service agreements. We also provide managed service offerings comprised of software and hardware bundled together, which include a range of physical inventory management offerings for retail, including offerings for full store physical inventories, cycle counts, and analytics.

Services: We provide a comprehensive range of professional, managed, and maintenance services to support our customers throughout the entire product lifecycle. Our offerings include cloud-based subscriptions with multiple service levels, typically contracted through multi-year service agreements. Our professional and managed services are designed to help customers design, test, and deploy our offerings, as well as manage their mobility devices, software applications, and workflows. These services include the configuration and staging of products, design, testing, and deployment support, as well as the management of mobility devices, software applications, and workflows. Our maintenance and support services include a full suite of maintenance, technical support, and repair services to ensure our products continue to operate at peak performance. These services include ongoing maintenance and updates, technical support and repair and recycling services. Our services are available directly from us or through our global network of partners.

Asset Visibility and Automation

The Asset Visibility and Automation segment provides solutions that track critical assets and automate workflows to provide the real-time, data-driven insights necessary to optimize supply chains, manufacturing, and logistics. The principal product categories include:

Barcode and Card Printing: We design, manufacture, and sell printers, which produce high-quality labels, wristbands, tickets, receipts, and plastic cards on demand. Our customers use our printers in a wide range of applications, including routing and tracking, patient safety, transaction processing, personal identification, product authentication, ticketing and receipts. These applications require high levels of data accuracy, speed, and reliability.

Our printers use thermal printing technology, which creates images by heating certain pixels of an electrical printhead to selectively image a ribbon or heat-sensitive substrate. Our printers integrate company-designed mechanisms, electrical systems, and firmware that supports serial, parallel, Ethernet, USB, Bluetooth, or 802.11 wireless communications with appropriate security protocols. Enclosures of metal or high-impact plastic help ensure durability of our printers. Printing instructions can be received as a proprietary language such as Zebra Programming Language II, as a print driver-provided image, or as user-defined Extensible Markup Language. These features make our printers easy to integrate into most computer systems.

We also provide dye-sublimination thermal card printers that produce high quality images and are used for secure, reliable personal identification (e.g. state identification cards, drivers' licenses, and healthcare identification cards), access control (e.g. employee or student building access), and financial transactions (e.g. credit, debit and ATM cards). Additionally, we provide RFID printers that encode data into passive RFID transponders embedded in a label or card. We offer a wide range of accessories and options for our printers, including carrying cases, vehicle mounts and battery chargers.

Data Capture, Fixed Industrial Scanning, and Machine Vision: We design, manufacture, and sell barcode scanners, fixed industrial scanners, and industrial machine vision cameras. Our portfolio of scanners includes laser scanning and imager products in a variety of form factors, including fixed, handheld, and embedded original equipment manufacturer ("OEM") modules. Our scanners incorporate a range of technologies including area imagers, linear imagers, and lasers, as well as read linear and two-dimensional barcodes. They are used in a broad range of applications, ranging from supermarket checkouts to optimization in warehouses to patient management in hospitals. The design of these offerings reflects the diverse needs of these markets, with different ergonomics, multiple communication protocols, and varying levels of ruggedness. Our fixed industrial scanning products automatically track and trace items that move from production through distribution. Our industrial machine vision platform-independent AI-enabled software, software development kits, smart cameras, vision controllers, frame grabbers, input/output cards, and 3D sensors capture, inspect, assess, and record data from industrial vision systems in factory automation, semiconductor inspection, pharmaceutical packaging, food & beverage, among other use cases. We also provide related software and accessories for these offerings.

RFID and RTLS Offerings: We provide a range of hardware and software options for capturing location data to satisfy a large variety of requirements for range, accuracy, and precision. Our active and passive RFID products include fixed readers, RFID enabled mobile computers, and RFID sleds that utilize passive ultra-high frequency to provide high-speed, data capture from hundreds or thousands of RFID tags in near real-time without line of sight, complementing the barcode. Using the Electronic Product Code ("EPC") standard, end-users across multiple industries use our RFID technology to track high-value assets, monitor shipments, and drive increased retail sales through improved inventory accuracy. Our location solutions offerings include a range of RTLS offerings that generate precise, on-demand information about the physical location and status of high-value assets, equipment, and people. These offerings incorporate active and passive RFID technologies, beacons, and other tracking technologies to enable users to locate, track, manage, and optimize the utilization of enterprise assets and personnel. We provide substantially all elements of the location solution, including tags, sensors, exciters, middleware software, and application software. We also foster a highly specialized ecosystem of location and tracking partners who complement our offerings and help integrate them into our joint customers' operations.

Supplies and Sensors: We produce and sell stock and customized thermal labels, wristbands, receipts, ribbons, plastic cards, and RFID tags suitable for use with our printers, as well as wristbands for use in laser printers. We support our printing products, resellers, and end-users with an extensive line of superior quality, high-performance supplies optimized to a particular end-user's needs, such as chemical or abrasion resistance, extreme temperature environments, exceptional image quality, or long life. We promote the use of supplies with our printing equipment. Our supplies business also includes electronic sensors and temperature-monitoring labels which incorporate chemical indicators designed to change color upon exceeding predefined time and/or temperature thresholds, used in vaccine distribution and other use cases in healthcare and food safety.

Services: We provide a full range of maintenance, technical support, and repair services. We also provide managed and professional services, including those which help customers manage their devices and related software applications. Our offerings include cloud-based subscriptions and multiple service levels. They are typically contracted through multi-year service agreements. We provide our services directly and through our global network of partners.

Our Competitive Strengths

The following are core competitive strengths that we believe enable us to differentiate ourselves from our competitors:

An industry leader focused on digitizing and automating operations, and improving enterprise workflows on the frontline
We are focused on the key complementary technology offerings that automate operations and drive improved enterprise workflows on the frontline, including mobile computing, self-service touchscreens, barcode and card printing, data capture, RFID, fixed industrial scanning, machine vision, and workflow optimization solutions, along with related software, services, and accessories. Our leadership position enables us to work with and support customers globally, in a variety of industries, who are focused on implementing leading-edge offerings.

High barriers to entry
On a global basis, we have long-standing relationships with end-users and with our extensive network of channel partners. We believe these customer relationships and our strong partner network are critical to our success and would be difficult for a new market entrant to replicate. We believe a significant portion of our offerings are deployed with specialized product performance and software application requirements, which could result in high switching costs.

Commitment to innovation and deep industry-specific expertise
Over time, we have developed and delivered improved, targeted end-to-end offerings for our customers. We remain committed to leveraging our technology portfolio and expertise in the industries that we service to continue to develop innovative offerings that meet the key needs of our customers.

Highly diversified business mix
We are highly diversified across business segments, end markets and geographies. Additionally, we have strong recurring business in services, supplies and sensors, and software driven by an extensive global installed base of purpose-built offerings.

Global reach and brand
We sell to customers directly and through our network of channel partners around the world. In 2025, we refreshed our brand to further differentiate ourselves in the marketplace and position us for growth in the coming years. Our presence gives us the ability to serve our customers globally. In addition, we maintain strong brand recognition with a positive reputation in the industry as a trusted and strategic partner known for delivering high quality offerings that are reliable and durable.

Scale advantages
We believe the size and scope of our operations, including market leadership, offering development investment, portfolio breadth, and global distribution, give us advantages over our competitors. We believe we have the largest installed base of offerings compared to other companies in our industry. These characteristics enable us to compete successfully, achieve economies of scale, and develop industry-leading offerings.

Our Business Strategies
Leverage our market leadership position and innovation to profitably grow our core business
We expect to drive revenue growth by continuing to outpace our competition in our core businesses, including mobile computing, data capture, thermal barcode printing, and services. We expect to achieve this by leveraging our broad portfolio of offerings and product innovation and continuing to be a strategic partner to end customers. We also expect to drive growth by capitalizing on technology transitions occurring in the industry, including transitions to WiFi 7, the 5th generation mobile network (5G) and Android™ operating system in mobile computing and transitions in data capture to technologies involving 2D and 3D imaging and RFID, among others. This includes increased focus on market segments and geographies that offer share-gain opportunities. In addition, we plan to leverage our market-leading installed base to accelerate growth in attach-oriented offerings, including services, supplies and sensors, accessories, and software applications. Our global channel partner network is vital to helping us achieve these goals. As such, we will ensure that we provide the necessary value and support for our partners to be successful.

Advance our vision
Our vision is for frontline operations everywhere to be digitized, automated, and intelligent. We believe that key technology trends, including digital twins, cloud computing, and artificial intelligence, are fundamentally transforming our customers' businesses and our industry. These trends present significant opportunities for us to create value. We plan to capitalize on these trends by providing end-to-end solutions that deliver asset visibility and intelligent operations. Our offerings integrate smart-connected sensors, RFID, and advanced software to provide actionable, data-driven insights. As the foundation for intelligent operations, we empower our customers to optimize workflows, enhance decision-making, and improve business outcomes in an increasingly dynamic environment. We will continue to invest in technologies that connect the frontline, provide real-time visibility, and enable automation, which we believe will drive our competitive differentiation and elevate our position as a solutions provider.

Increase our opportunity for growth through expansion in adjacent market segments
We plan to drive growth through expansion, organically and inorganically, in adjacent market segments that are synergistic with our core markets. We will focus specifically on segments where our offerings, workflow expertise, and customer and industry relationships enable us to provide significant value to end-users.

Enhance financial strength and flexibility
While maintaining our strong balance sheet, we intend to continue to improve profitability and cash flow generation through operational execution and increased productivity derived from continuous business process improvement, supply chain resiliency, cost management, and focus on working capital efficiency.

Sustainable business model
Zebra's sustainability priorities of human capital management, resource conservation, and climate align with our strategic focus and corporate values. Initiatives within these priorities are advanced by our cross-functional Sustainability Council, with executive sponsorship and board oversight. Our approach helps to ensure that our business is sustainable over the long term for the benefit of our primary stakeholder groups, including employees, customers, partners, and investors. We are driving a high-performance culture, striving to consistently be the employer of choice in the communities where we work and live. We also focus on waste reduction, circular economy product innovation with certified refurbished devices, eco-packaging and sustainable product design. Additionally, we have science-based targets for carbon emission reductions in Zebra's operations and throughout our value chain.

Competition

We operate in a highly competitive environment. The need for companies to improve productivity and implement their strategies, as well as the secular trends around artificial intelligence, cloud computing, automation, and mobility, are some of the factors that are creating growth opportunities for established and new competitors.

Key competitive factors include the breadth and quality of offerings, as well as pricing, design, performance, durability, geographic availability, warranty coverage, relationships with customers and channel partners, company reputation, and brand recognition. We believe we compete effectively with respect to these factors.

Barcode and Card Printing: We consider our direct competition in printing to be producers of on-demand fixed, mobile, and RFID thermal printers. We also compete with companies producing printing systems that use technologies such as laser, ink-jet, and direct marking. In addition, service bureaus, which provide centralized services, represent an alternative to our card printing offerings. Competitors include: Avery Dennison, Entrust, Honeywell, Sato, Toshiba TEC, and TSC.

Data Capture, Fixed Industrial Scanning, and Machine Vision: Competitors that provide a broad portfolio of barcode scanning products and related services that are suitable for most global market applications include Datalogic, Honeywell and Newland. Competitors in our fixed industrial scanning and machine vision business include Cognex, Keyence, and SICK.

Mobile Computing: Competitors in mobile computing and related services include companies that have historically served enterprises with ruggedized devices. For some applications, we compete with companies that provide tablets and smart phones. Competitors include: Datalogic, Honeywell, Panasonic and Urovo.

Point-of-Sale, Self-Checkout, Payment Solutions, Self-Service Kiosks, and Interactive Displays: We compete with many companies in one or more of these related categories including Acrelec, Diebold Nixdorf, HP, Toshiba TEC, VeriFone.

RFID and RTLS Offerings: We compete with numerous companies operating in this market including Chainway, Impinj, Invengo, JADAK, Rodinbell, TSC and Ubisense.

Supplies and Sensors: The supplies industry is highly fragmented with competition comprised of numerous companies of various sizes around the world.

Workflow optimization solutions: Competitors include software providers to the retail industry.

Customers

End-users of our offerings are diversified across a wide variety of industries. We have three customers, who are distributors of the Company's offerings, that individually accounted for more than 10% of our Net sales during the past three years. No other customer accounted for more than 10% of our Net sales during these years. See Note 20, *Segment Information & Geographic Data* in the Notes to Consolidated Financial Statements for further information.

Our Net sales to significant customers as a percentage of the Company's total Net sales were approximately:

	Year Ended December 31, 2025		
	2025	**2024**	**2023**
Customer A	29 %	21 %	18 %
Customer B	15 %	19 %	14 %
Customer C	15 %	14 %	12 %

Sales and Marketing

Sales: We sell our offerings primarily through distributors (two-tier distribution), value added resellers ("VARs"), independent software vendors ("ISVs"), direct marketers, and OEMs, and our software offerings primarily through our direct sales force. We also sell our offerings directly to a select number of customers through our direct sales force. Distributors purchase our products and sell to VARs, ISVs and others, thereby increasing the distribution of our products globally. VARs, ISVs, OEMs, and systems integrators provide end users with a variety of hardware, accessories, software applications, and services. VARs and ISVs typically customize offerings for specific end-user applications using their industry, systems, and applications expertise. Some OEMs resell Zebra-manufactured offerings under their own brands as part of their own product offerings. Because these sales channels provide specific software, configuration, installation, integration, and support services to end-users within various industry segments, these relationships are highly valued and allow our products to reach end users in a wide array of industries around the world. We believe that the breadth of our distributor and channel partner network is a competitive differentiator and enhances our ability to compete. Finally, we experience some seasonality in sales, depending upon the geographic region and industry served.

Marketing: Our marketing function aligns closely with sales, customer success and product management to promote our offerings to address the needs of our customers. Marketing is responsible for leading strategic cross-functional practices which benefit the broader organization including pricing, enterprise analytics, customer experience, market sizing, brand strategy and channel strategy. From a more traditional sense, the marketing organization is also comprised of regional marketing teams that interface closely with customers, partners, and sellers; as well as teams that support external communications, offering marketing, digital marketing, marketing operations, and business intelligence functions.

Manufacturing and Outsourcing

Final assembly of our hardware products is performed by third parties, including electronics manufacturing services companies ("EMSs") and joint design manufacturers ("JDMs"). Our products are produced in facilities primarily located in the Asia-Pacific region (China, Malaysia, Vietnam, and Taiwan) and Mexico. The EMSs and JDMs produce our products to our design specifications. We maintain control over portions of the supply chain, including supplier selection and price negotiations for key components. The manufacturers generally purchase all the components and subassemblies used in the production of our products. Our products are shipped to regional distribution centers, operated by third-party logistics providers or the Company. A portion of products are reconfigured at the distribution centers through firmware downloads, packaging, and customer specific customization before they are shipped to customers. In addition, certain products are manufactured in accordance with procurement regulations and various international trade agreements and remain eligible for sale to the U.S. government.

Production facilities for our supplies and sensors products are located in the U.S., Mexico, and Europe. We also supplement our in-house supplies and sensors production capabilities with third-party manufacturers, principally located in Asia-Pacific.

Repair services for our products are performed by either our own operations or through third parties, with repair service hubs located in each of the regions in which we serve our customers.

Research and Development

The Company devotes significant resources to developing innovative offerings for our target markets and ensuring that our offerings maintain high levels of reliability and provide value to end-users. Research and development expenditures for the years ended 2025, 2024 and 2023 were $593 million, $563 million and $519 million, or 11.0%, 11.3% and 11.3% of Net sales, respectively. Worldwide, we have employed approximately 2,790 engineers and innovation and design experts, who, along with contractors, are focused on strengthening and broadening our extensive portfolio of offerings.

Intellectual Property

We rely on a combination of trade secrets, patents, trademarks, copyrights, and contractual rights to establish and protect our innovations, and hold a large portfolio of intellectual property rights in the U.S. and other countries. As of December 31, 2025, the Company owned approximately 1,850 trademark registrations and trademark applications, and approximately 8,000 patents and patent applications, worldwide.

We believe that our intellectual property will continue to provide us with a competitive advantage in our offerings as well as provide leverage for future technologies. Our success depends more upon our extensive know-how, deep understanding of end-user processes and workflows, innovative culture, technical leadership, and marketing and sales abilities. Although we do not rely only on patents or other intellectual property rights to protect or establish our market position, we will enforce our intellectual property rights when and where appropriate.

Human Capital

As of December 31, 2025, the Company had approximately 10,700 employees globally, with a majority in sales and technical roles. Our employees work in 57 countries with 44% of our employee population residing in the U.S.

The Company is committed to attracting, developing, and retaining talent to enable our strategic vision and purpose. This commitment directly shapes our approach to fostering a culture of belonging and advances employee engagement. It is Zebra's policy to provide equal employment opportunities to all applicants and employees. Our vision is to leverage the workforce where employees can bring their best selves to work, and to be a workspace where all employees are seen, heard, valued and respected. We believe this increases Zebra's innovation.

We believe that our strong Company culture is a key contributor to our success. Following the refresh of Zebra's values (Lead through Innovation; Deliver Excellence with Agility; Think and Act Customer First; Succeed as One; and Make a Positive Impact) in 2023, we launched our culture reinvigoration campaign in 2024. The campaign's action-based workshop, experienced virtually or in-person, provides employees with an opportunity to learn and share experiences relating to the importance of Zebra's culture and values. As of the end of 2025, more than 90% of global employees have attended the workshop. Employee engagement within the Company is consistently high and measures above relevant benchmarks for technology companies. Furthermore, as recognition of the Company's strong culture and commitment to its employees, Zebra continued to be ranked on Newsweek's list of Global Most Loved Workplaces and on Fast Company's list of the Best Workplaces for Innovators in 2025.

The well-being of Zebra's employees remains a core focus, and we have benefits reflecting this commitment, including zDay, (a paid, Company-wide day off for all eligible Zebra employees), summer hours, and Focus Fridays (which encourage meeting-free time on Friday afternoons).

Talent Development

Zebra is committed to creating an environment that fosters continuous learning. We believe that effective career development happens when employees and managers have open discussions regarding their development plans and how best to use Zebra's resources to support their learning and career growth. These resources include the Zebra Education Network, an online learning platform available to all employees offering a wide variety of learning content that employees can connect to their individual development plans. In 2025, Zebra also launched a new annual global learning series entitled "Development Days...Learn, Grow, Succeed," which focused on in-person and virtual learning for all employees globally.

Zebra's Global Learning and Leadership Roadmap outlines our development programs and is supplemented through various functional and business unit offerings, focused on functional development needs. The roadmap invites all employees to participate in their development at any stage of their career. New employees complete our Foundations course where they learn about Zebra, our vision, purpose, culture, values, and available resources, all taught through hands-on experiences and interactive presentations. Employees who are new to leading people can complete our Leadership Essentials, Coaching Your Team and Mastering Development Conversations courses, which are designed to foster their leadership and management skills.

Senior Zebra leaders can also nominate employees for a series of leadership programs and experiences designed to advance the nominees' development at critical stages of their careers. We connect these nominations to our annual talent review and succession planning process, which includes an assessment of our future leadership pipeline so that we can proactively develop our high potential employees for the future.

Employee Resource Groups (ERGs)

Zebra has ten employee-led ERGs, each of which is open to all employees. Over 25% of our employees are members of at least one ERG. We continue to expand membership across the business.

Community Engagement and Philanthropy

We have established partnerships with external organizations to forge meaningful relationships within the communities where Zebra operates and have closely tied our outreach strategy with our work in these communities.

Our employees actively participate in volunteering activities, supported through our Zebra Gives programs. We create opportunities for worldwide employee participation while promoting and supporting localized efforts for individuals and teams.

The mission of our philanthropic and volunteer activities is to help improve the local communities where we live and work through the contribution of our time and resources. We take a comprehensive approach in engaging Zebra's global talent and resources to make investments and create partnerships in these four priority areas: Science, Technology, Engineering and Math (STEM), Education, Healthcare and Disaster Relief.

Regulatory Matters

Wireless Regulatory Matters

Our business is subject to certain wireless regulatory matters. The use of wireless voice, data, and video communications systems requires radio spectrum, which is regulated by government agencies throughout the world. In the U.S., the Federal Communications Commission ("FCC") and the National Telecommunications and Information Administration ("NTIA") regulate spectrum use by commercial entities and federal entities, respectively. Similarly, countries around the world have one or more regulatory bodies that define and implement the rules for use of the radio spectrum, pursuant to their respective national laws and international coordination under the International Telecommunications Union. We manufacture and market products to be used in spectrum bands already made available by regulatory bodies, including voice and data infrastructure, mobile radios, and portable or hand-held devices. Consequently, our results of operations could be positively or negatively affected by the rules and regulations adopted from time-to-time by the FCC, NTIA, or regulatory agencies in other countries. Our products operate both on the licensed and unlicensed spectrum. The availability of additional radio spectrum may provide new business opportunities, and consequently, the loss of available radio spectrum may result in the loss of business opportunities. Regulatory changes in current spectrum bands may also provide opportunities or may require modifications to some products so they can continue to operate as expected. See Item 1A, *Risk Factors* for additional information regarding risks relating to wireless regulatory matters.

Other Regulatory Matters

Some of our operations use substances regulated under various federal, state, local, and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and waste and the cleanup of contaminated sites. Certain products are subject to various federal, state, local, and international laws governing chemical substances in electronic offerings. During 2025, compliance with U.S. federal, state and local, and foreign laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment did not have a material effect on our business or results of operations.

Available Information

Our website address is www.zebra.com. The information on our website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the Securities and Exchange Commission ("SEC"). Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, are made available free of charge on the Investor Relations page of our website as soon as reasonably practicable after we electronically file them with or furnish them to the SEC.

Item 1A. Risk Factors

Investors should carefully consider the risks, uncertainties, and other factors described below, as well as other disclosures in this report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, because they could have a material adverse effect on our business, financial condition, operating results, cash flows, and growth prospects. These risks are not the only risks we face. Our business operations could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial. No priority or significance is intended by, nor should be attached to, the order in which the risk factors appear.

General Business and Industry Risks

The Company is vulnerable to the potential difficulties associated with the increase in the complexity of our business. We have expanded operations and customer offerings over the last several years both organically and through acquisitions. This has caused increased complexities in the business. We believe our future success depends in part on our ability to manage our growth and increased complexities of our business. The following factors could present difficulties to us:

- Managing our distribution channel partners and end-user customers;
- Managing our contract manufacturing and supply chain;
- Manufacturing an increased number of products;
- Developing and managing custom offerings;
- Managing parties to whom we have outsourced portions of our business operations;
- Managing administrative and operational burdens;
- Managing stakeholder interests including customer, investor and employee social responsibility matters;
- Maintaining and improving information technology infrastructure to support growth and to manage cybersecurity threats;
- Managing the integration of acquisitions;
- Managing logistical challenges common to complex, expansive international operations;
- Managing impacts of government shutdowns or disruptions, including any adverse effects due to limited government funding and services, such as import and export clearance, regulatory approvals or visa processing;
- Managing our organizational structure and workforce challenges, and ensuring a cohesive company culture among our employees;
- Managing the cost of labor including any union organizing efforts and our responses to such efforts; and
- Attracting, developing and retaining individuals with the requisite technical expertise to develop new technologies and introduce new offerings.

Geopolitical turmoil, including regional conflicts, terrorism and war could result in market instability, which could negatively impact our business results. We are a global company with international operations, and we sell our offerings in countries throughout the world. The war between Russia and Ukraine, conflicts in the Middle East region, the risk of increased tensions between China and Taiwan, and other instances of geopolitical turmoil could limit our ability to sell our offerings, and could have an adverse impact on our business and results of operations. For instance, on March 5, 2022, we suspended our business operations in Russia. While this suspension has not had, and is not expected to have, a material impact on our operating results, it is not possible to predict the broader or long-term consequences of the war between Russia and Ukraine, which may include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, cybersecurity conditions, currency exchange rates, financial markets and energy markets.

Geopolitical turmoil and uncertainty could have a negative impact on our ability to sell and ship our offerings, collect payments from and support customers in certain regions, and could increase the costs, risks and adverse impacts from supply chain and logistics challenges. In addition, geopolitical turmoil could result in: increased energy costs, which could increase the cost of manufacturing, selling and delivering our offerings; inflation, which has resulted in increases in the cost of manufacturing, reduced customer purchasing power, increased price pressures, and reduced or cancelled orders; increased risk of cybersecurity attacks; and market instability, any of which could adversely impact our financial results.

Inability to consummate future acquisitions at appropriate prices could negatively impact our growth rate and stock price. Our ability to expand revenues, earnings, and cash flow may be affected in part by our ability to identify and successfully acquire and integrate businesses at appropriate prices and to realize anticipated synergies. Acquisitions can be difficult to identify and consummate due to competition among prospective buyers and the need to satisfy applicable closing conditions and obtain antitrust and other regulatory approval on acceptable terms. Macroeconomic factors, such as rising inflation and interest rates, capital market volatility, etc., could negatively influence our future acquisition opportunities.

The Company could encounter difficulties in any acquisition it undertakes, including unanticipated integration problems and business disruption. Acquisitions could also dilute stockholder value and adversely affect operating results. An acquisition may present business issues which are new to us. The process of integrating any acquired business, technology, product, service, software, or solution into our operations or offerings may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may consume considerable management time and attention, which could otherwise be available for ongoing operations and the further development of our existing business. These and other factors may result in benefits of an acquisition not being fully realized.

Acquisitions also may involve a number of risks, including, but not limited to:

- Difficulties and uncertainties in retaining the customers, distributors, vendors, or other business relationships from the acquired entities;
- The loss of key employees of acquired entities;
- Disruptions in our business due to difficulties integrating and reorganizing operations, offerings, systems, networks, supply chains, technologies and personnel;
- The ability of acquired entities to fulfill their customers' obligations;
- The inheritance of known, and the discovery of unknown, issues or liabilities;
- Pre-closing and post-closing acquisition-related earnings charges could adversely impact operating results and cash flows in any given period, and the impact may be substantially different from period to period;
- The failure of acquired entities to meet or exceed expected operating results or cash flows could result in impairment of goodwill or intangible assets acquired;
- The ability to implement internal controls and accounting systems necessary to be compliant with requirements applicable to public companies subject to SEC reporting, which could result in misstated financial reports; and
- Future acquisitions could result in changes such as potentially dilutive issuances of equity securities and the incurrence of debt and contingent liabilities.

On September 30, 2025, the Company acquired Elo Holdings, Inc. ("Elo") for a purchase price of approximately $1.3 billion, a transaction that is significant in size, representing approximately 9% of the Company's market capitalization on such date. This acquisition substantially increased the Company's goodwill and other intangible assets, which could become impaired and result in material non-cash charges if we fail to achieve the expected operating results and cash flows. The Company may not be able to successfully integrate Elo's business operations and personnel and to realize the anticipated growth opportunities and cost synergies, and the integration process may divert management's attention from other business priorities. Failure to successfully manage these and other risks associated with this acquisition, including those outlined above, may have a material adverse effect on our business and operating results.

The Company may not be able to continue to develop offerings to address user needs effectively. To be successful, we must adapt to rapidly changing technological and application needs by continually improving our offerings, as well as introducing new offerings to address user demands.

The Company's industry is impacted by:

- Evolving industry standards;
- Frequent new offering introductions;
- Evolving distribution channels;
- Increasing demand for customized offerings;
- Changing customer demands; and
- Changing security protocols.

Future success will depend on our ability to effectively and economically adapt in this evolving environment. We could incur substantial costs if we must modify our business to adapt to these changes, and may even be unable to adapt to these changes.

The Company participates in a competitive industry, which may become more competitive. Competitors may be able to respond more quickly to new or emerging technology and changes in customer requirements. The markets that we serve are rapidly evolving and highly competitive. Some of our offerings are in direct competition with similar or alternative offerings provided by our competitors. In addition, we often compete with local competitors that may have a substantial advantage in attracting customers in their countries due to more established branding in that country, greater knowledge with respect to the tastes and preferences of customers residing in that country or their focus on a single market. Because of the potential for consolidation in any market, such competitors may become larger, and increased size could permit them to operate in wider geographic areas. To remain competitive, we believe we must continue to effectively and economically:

- Identify and evolve with customer needs, emerging technologies, and industry trends;
- Monitor disruptive technologies and business models;
- Innovate, develop and timely commercialize new technologies and offerings;

- Competitively price our offerings;
- Offer superior customer service;
- Provide offerings of high quality and reliability;
- Provide dependable and efficient distribution networks; and
- Attract, retain and develop employees with technical expertise and an understanding of our industry and customer needs.

We cannot assure that we will be able to compete successfully against current or future competitors or technologies. Current or future competitors are likely to continue to develop and introduce new and enhanced offerings that could cause a decline in market acceptance of our offerings, or result in the loss of major customers. Increased competition in our industry may result in price reductions, lower gross profit margins, and loss of market share, and could require increased spending on research and development, sales and marketing, and customer support. In addition, we may not be able to effectively anticipate and react to new entrants in the marketplace competing with our offerings. Further, as we expand into markets beyond our core offerings, we may face well established competitors, placing us at a disadvantage in a new competitive landscape. Some competitors may make strategic acquisitions or establish cooperative relationships with suppliers or companies that produce complementary offerings, which may create additional pressures on our competitive position in the marketplace. An inability to compete successfully could have an adverse effect on our business and results of operations.

Operational Risks

The Company has substantial operations and sells a significant portion of our offerings outside of the U.S. and purchases important components, including final offerings, from suppliers located outside the U.S., many of whom with operations concentrated in China. Shipments to non-U.S. customers are expected to continue to account for a material portion of Net sales. We also expect to continue the use of third-party contract manufacturing services with non-U.S. production and assembly operations for our offerings.

Risks associated with operations, sales, and purchases include:

- Fluctuating foreign currency rates could restrict sales, increase costs of purchasing, and affect collection of receivables outside of the U.S.;
- Volatility in foreign credit markets may affect the financial well-being of our customers and suppliers;
- Violations of anti-corruption laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act, could result in large fines and penalties;
- Geopolitical turmoil, including popular uprisings, regional conflicts, terrorism and war could limit or prohibit our ability to transfer certain technologies, to sell our offerings, and could result in additional closure of facilities in sanctioned countries (e.g., the ongoing military conflicts between Russia and Ukraine and in the Middle East region, and changes in China-Taiwan and U.S.-China relations);
- Adverse changes in, or uncertainty of, local business laws or practices, including the following:
    - Imposition of burdensome trade policies, including tariffs, quotas, taxes, trade barriers, or capital flow restrictions;
    - Restrictions on the export or import of technology may reduce or eliminate the ability to sell in, or purchase from, certain markets;
    - Political and economic instability and uncertainty may reduce demand for our offerings or put our assets at risk;
    - Limited intellectual property protection in certain countries may limit recourse against infringement on our offerings or may cause us to refrain from selling in certain geographic territories;
    - Staffing may be difficult including higher than anticipated turnover;
    - A government-controlled exchange rate and limitations on the convertibility of currencies, including the Chinese Yuan;
    - Transportation delays and customs related delays may affect production and distribution of our offerings;
    - Difficulty in effectively managing and overseeing operations that are distant and remote from corporate headquarters; and
    - Integration and enforcement of laws vary significantly among jurisdictions and may change over time.

Third parties may allege that the Company or our suppliers infringe upon their intellectual property rights. Periodically, third parties claim that we or our suppliers infringe upon their intellectual property rights. As we continue to expand our business and incorporate new technologies into our offerings, these types of claims may increase. Any of these claims, with or without merit, could result in costly litigation and divert the attention of key personnel. To the extent a violation of a third-party's patent or other intellectual property right is established, we may be prevented from operating our business as planned and we may be required to pay costly judgments or settlements, enter into costly licensing arrangements or use a non-infringing method to accomplish our business objectives, any of which could have a negative impact on our operating margins. See Item 3, *Legal Proceedings* for additional information regarding current patent litigation.

The inability to protect intellectual property could harm our reputation, and our competitive position may be materially damaged. Our intellectual property is valuable and provides us with certain competitive advantages. We use copyrights, patents, trademarks, trade secrets, confidentiality provisions and contracts to protect these proprietary rights. Despite these precautions, third parties may be able to copy or reproduce aspects of our intellectual property and our offerings or, without authorization, to misappropriate and use information we regard as trade secrets. Additionally, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the U.S., and we might not be able to protect our intellectual property adequately against unauthorized third-party use in certain jurisdictions. Additionally, the intellectual property rights we are able to obtain may not be sufficient to provide us with a competitive advantage and may be successfully challenged, invalidated, circumvented, or infringed. In any infringement litigation that the Company may undertake to protect our intellectual property, any award of monetary damages may be unlikely or very difficult to obtain, and any such award we may receive may not be commercially valuable. Furthermore, efforts to enforce or protect our proprietary rights may be ineffective and could result in the invalidation or narrowing of the scope of our intellectual property and may cause us to incur substantial litigation costs. Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of the Company's confidential information could be compromised by disclosure during this type of litigation.

Certain of our offerings rely on intellectual property, technologies, software, and content developed by, or licensed from, third parties. Certain of our offerings rely on intellectual property developed by, or licensed from, third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all. For example, certain of our devices are dependent on third parties' continued development and support of operating systems and software application ecosystem infrastructures, and on such third parties' approval of our implementations of their operating systems and associated applications. If such parties chose to, or became required to, cease continued development or support of such operating systems or to otherwise restrict our access to such operating systems, we would be required to change our strategy for such devices. Our financial results could be negatively impacted by a resulting shift away from the operating systems we currently use and the associated applications ecosystem could be costly and difficult. A strategy shift could increase the burden of development on the Company and potentially create a gap in our portfolio for a period of time, which could competitively disadvantage us.

Emerging issues related to the development and use of artificial intelligence ("AI") could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business. Our development and use of AI technology, including generative AI, in our offerings and operations remains in the early phases. While we aim to develop and use AI responsibly and have implemented certain governance programs to attempt to mitigate ethical and legal issues presented by its development and use, we may ultimately be unsuccessful in identifying or resolving such issues before they arise. If we develop AI technologies for our offerings, or use AI technology to support our internal operations, that are controversial because of their actual or perceived impact on human rights, privacy, employment, or other social, economic or political issues, we may experience reputational harm or employee attrition.

AI technologies can be complex, rapidly evolving, and expensive to develop and use. Flaws in AI technologies that we develop might lead to decreased market acceptance with regard to certain of our offerings. AI technologies that we use to support our operations may carry inherent risks related to: data privacy and security, such as the intended or unintended transmission of personal data or of proprietary or sensitive information; copyright, such as the incorporation of third-party copyrighted materials into large language models; data quality and bias, such as the use of inaccurate, incomplete, outdated, or biased information; and challenges implementing and maintaining AI tools, such as the complications arising from integrating such tools with existing systems and practices, and from reliance on third-party AI vendors.

We also face competition from other companies that are developing their own AI technologies. Other companies may develop AI technologies that are similar or superior to our technologies or are more cost-effective to develop and deploy.

Moreover, AI technology is subject to rapidly evolving domestic and international laws and regulations, which could impose significant costs and obligations on the company. For example, in 2024 the European Artificial Intelligence Act (EU) 2024/1689 went into force and established requirements and obligations for developers and deployers of AI systems. Other emerging legal frameworks may pertain to data privacy, data protection, and the ethical use of AI, as well as clarifying intellectual property considerations. We may not always be able to anticipate how to respond to such legal frameworks, and our obligation to comply with them could entail significant costs, negatively affect our business, or limit our ability to develop and use AI technology.

Cybersecurity incidents could disrupt our business operations. We rely on information technology systems throughout the Company to keep financial records, process orders, manage inventory, coordinate shipments to distributors and customers, maintain confidential and proprietary information, and other technical activities, and operate other critical functions such as internet connectivity, network communications, and email. In addition to Company-owned systems, the Company also stores confidential and proprietary information through cloud-based services that are hosted by third parties where we have less influence over security protocols. Like many companies, we continually strive to meet industry information security standards relevant to our business. We periodically perform vulnerability assessments, remediate vulnerabilities, review log/access, perform system maintenance, manage network perimeter protection, implement and manage disaster recovery testing, and provide periodic educational sessions to our employees to foster awareness of schemes to access sensitive information. Despite our implementation of a variety of security controls and measures, as well as those of our third-party vendors, there is no assurance that such actions will be sufficient to prevent a cybersecurity incident. Further, as cybersecurity threats continue to rapidly evolve and become increasingly more difficult to detect and defend against, our current security controls and measures may not be effective in preventing cybersecurity incidents and we may not have the capabilities to detect and remediate certain vulnerabilities, which may allow unremediated vulnerabilities to persist over long periods of time. Accordingly, we may fail to remediate such vulnerabilities in time to prevent a cybersecurity incident. A cybersecurity incident could include an attempt to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Phishing and other types of attempts to obtain unauthorized information or access are often sophisticated and difficult to detect or defeat.

Cybersecurity incidents can take a variety of forms including unintentional events as well as deliberate attacks by individuals, groups and sophisticated organizations, such as state sponsored organizations or nation-state actors. We rely on third-party vendors for certain services, which may require them to access our employee and/or customer data. While our Third-Party Risk Management (TPRM) program is designed to assess and mitigate these risks, a failure of such a vendor's security controls could lead to unauthorized data access or misuse. Any such cybersecurity incident or misuse of our employees' or customers' data may lead to a material disruption of our core business systems, the loss or corruption of confidential business information, and/ or the disclosure of personal data that in each case could result in an adverse business impact as well as possible damage to our brand. This could also lead to a public disclosure or theft of private intellectual property and a possible loss of customer confidence. In addition, any failure on the part of one of our contract manufacturers, distributors or resellers to maintain the security of its systems or data, including via the penetration of their network security or ransomware, could result in business disruption to us and damage to our reputation.

While we have experienced and expect to continue to experience cybersecurity threats and incidents, there have been no material incidents incurred to-date at the Company. However, new technologies and systems being installed with the intent of advancing capabilities and processing efficiencies may introduce new vulnerabilities which could outpace the Company's ability to properly identify, assess and address such vulnerabilities. Further, new business models that rely heavily on global digitization, use of the cloud, big data, mobile and social media could expose the Company to even more cybersecurity threats and incidents. If our core business operations, or that of one of our third-party vendors, were to be breached, this could affect the confidentiality, integrity, and availability of our systems and data. Any failure on our part, or by our third-party vendors, to maintain the security of data we are required to protect, including via the penetration of our network security and the misappropriation of confidential and proprietary information, could result in: business disruption; damage to our reputation; financial obligations to third parties; fines, penalties, regulatory proceedings; private litigation with potentially large costs; deterioration in our suppliers', distributors', and customers' confidence in us; as well as other competitive disadvantages. Such failures to maintain the security of data could have a material adverse effect on our business, financial condition, and results of operations. Although we maintain insurance related to cybersecurity risks, there can be no assurance that our insurance will cover the particular cybersecurity incident at issue or that such coverage will be sufficient. While we continue to perform security due diligence, there is always the possibility of a significant breach.

Cybersecurity incidents affecting our systems or our customers' systems may negatively impact our business. Our offerings are used in customer environments and have the possibility of being subject to a cybersecurity incident. Our customers may use certain of our products, solutions and services to transmit and/or process personal data and other sensitive information, and a cybersecurity incident could result in disclosure of confidential information or disrupt the availability of the customer's data and systems. Further, our customers may fail to adopt adequate security controls and measures, or may fail to timely update products and solutions deployed in their environment to install or enable security patches, which may result in cybersecurity vulnerabilities or incidents. The market perception of the effectiveness of our offerings and our reputation could also be harmed as a result of any actual or perceived cybersecurity breach that occurs in our network or in the network of a customer using our offerings, regardless of whether the breach is attributable to our offerings, the systems of other vendors, or to actions of malicious parties. It is possible that such a breach, or a perceived breach, could result in: delays in, or loss of market acceptance of, our products, solutions or services; diversion of our resources; injury to our reputation; theft or misuse of our intellectual property or other assets; increased service and warranty expenses; and payment of damages. To date, we have had no material incidents related to the security of our offerings. Additionally, strategic customers may negotiate specific controls and we may incur additional costs to comply with such customer-specific controls.

Defects, errors, or bugs in our offerings, or in third-party components or software included in our offerings, could result in liability, reputational harm, and significant costs. Our products may contain actual or apparent design or manufacturing defects, not only in our own designed products but also in components of our products provided by third-party suppliers. Our software, third-party software included in our offerings, or servers and infrastructure upon which our offerings rely may contain undetected defects, errors, or bugs. We have been and may continue to be subject to product liability claims, including for property or economic damages or personal injury, where damages arose from our products as a result of actual or apparent design or manufacturing defects. Although we have not suffered significant harm from any defects, errors, or bugs in our offerings, we may discover significant defects, errors, or bugs in the future that we may not be able to correct or to correct in a timely manner. We seek to limit these risks through insurance protection, product design, manufacturing quality control processes, product testing, and contractual indemnification from suppliers. However, given the growing size of our installed base and the number of applications in which our offerings are used, any future actual or alleged design or manufacturing defects, errors, or bugs may result in: product recalls; delays in, or loss of market acceptance of, our offerings; inability to deliver our offerings; diversion of resources; injury to our reputation; increased service, warranty, and legal costs; and payment of damages. Any of these events may have a material adverse effect on our financial results.

Our business success depends on our ability to attract, retain, develop and motivate key personnel. Our business and results of operations could be adversely affected by increased competition for highly skilled employees, higher employee turnover, or increased compensation and benefit costs. The future success of the Company is substantially dependent on the continued services and contributions of key personnel, including senior management and other highly skilled employees. The experience, industry knowledge, and skill sets of our employees materially benefit our operations and performance, and the ability to attract, retain, develop, and motivate highly skilled employees is important to our long-term success. Skilled employees in our industry are in high demand and competition for their experience and skill sets is intense. The incentives and benefits we have available to attract, retain, and motivate employees may become less effective as employees seek new or different opportunities based on factors such as compensation, benefits, mobility, and flexibility that are different from what we offer. Although we strive to be an employer of choice, we may not be able to continue to successfully attract, retain, develop, or motivate key personnel in the future. Any disruption in the services of key personnel, including those resulting from succession planning challenges, may have a material adverse effect on our business and results of operations.

A natural or man-made disaster, or a widespread public health issue, may have a material impact on our global operations, our customers and our vendors, which could adversely impact our business results and financial condition. Natural and man-made disasters, and widespread public health issues including pandemics, may occur in the future and the Company is not able to predict to what extent or duration any such disruptions will have on our ability to maintain ordinary business operations.

The Company's facilities and operations are subject to catastrophic loss due to fire, flood, civil unrest, terrorism, or other natural or man-made disasters. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace the facility. A widespread public health issue could lead to global supply chain challenges, which could adversely impact our ability to procure certain components and could impact our ability to manufacture products and cause delays in delivery of our offerings to our customers. Health orders and safety protocols could further impact our on-site operations and our ability to manufacture, ship or deliver to customers. For example, in the event of another global pandemic like COVID-19, periodic spikes in widespread infection rates, and local outbreaks on our sites or our supplier, customer or vendor sites in spite of safety measures or vaccinations, could cause disruptions to our operations or those of our suppliers, customers, or vendors.

Following a disruption to our business, the Company could require substantial recovery time, experience significant expenditures to resume operations, and lose significant sales. If such a disruption were to occur, we could breach agreements, our reputation could be harmed, and our business and operating results could be adversely affected. The consequences of a natural and man-made disaster, or a widespread public health issue, could have a material impact on our global operations, our employees, our customers and our vendors, which could adversely impact our business results, operations, revenue, growth and overall financial condition.

Large, multi-year, and fixed-price contracts may expose the Company to risks that could lead to losses and adversely affect our business. We enter into large, multi-year contracts with our customers, some of which are on a fixed-price basis, that could subject us to financial risks if we fail to properly estimate our costs. Because many of these contracts involve new technologies and applications, require us to engage subcontractors, and span multiple years, our initial cost estimates are subject to unforeseen events. These events, which include technological difficulties, fluctuations in the price of raw materials, challenges with our subcontractors or suppliers, and significant increases in inflation, may cause cost overruns and result in such contracts becoming less favorable or even unprofitable. In addition to risks related to cost estimation, these contracts may expose the Company to other challenges including technological risks, when contracts involve new technology, and cybersecurity risks, especially in offerings or managed services contracts that process personal data. Furthermore, the recovery of front-loaded costs incurred on long-term managed services and software-based offerings contracts is dependent on the continued viability of our customers. The insolvency of a customer could result in collectability risk of outstanding trade receivables, and/or a loss of anticipated future revenue attributable to that program or offering. Such contracts' financial, technological, and cybersecurity risks could have an adverse impact on the Company's profitability and financial results.

We utilize the services of subcontractors to perform under many of our contracts, and the inability of our subcontractors to perform in a timely and compliant manner could negatively impact our performance obligations as the prime contractor. We engage subcontractors on many of our contracts and our use of subcontractors has and may continue to increase as we expand our global business. Our subcontractors may further subcontract performance and may supply third-party products and software. We may have disputes with our subcontractors, including disputes regarding the quality and timeliness of work performed by a subcontractor and the functionality, warranty and indemnities of products, software, and services supplied by a subcontractor. We are not always successful in passing along customer requirements to our subcontractors, and thus in some

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cases may be required to absorb contractual risks from our customers without corresponding back-to-back coverage from our subcontractors. Our subcontractors may not be able to acquire or maintain the quality of the materials, components, subsystems, and services they supply, or secure preferred warranty and indemnity coverage from their suppliers, which might result in greater product returns, service problems, warranty claims and costs, and regulatory compliance issues and could harm our business, financial condition, and results of operations.

We have outsourced portions of certain business operations, such as repair, distribution, engineering services, and information technology services and may outsource additional business operations, which limits our control over these business operations and exposes us to additional risk as a result of the actions of our outsource partners. We are not able to directly control certain business operations that we outsource. Our outsource partners may not prioritize our business over that of their other customers and they may not meet our desired level of service, cost reductions, or other metrics. As many of our outsource partners operate outside of the U.S., our outsourcing activity exposes us to information security vulnerabilities and increases our global risks. In addition, we are exposed to the financial viability of our outsource partners. Once a business activity is outsourced, we may be contractually prohibited from, or may not practically be able to, bring such activity back within the Company or move it to another outsource partner. Further, from time-to-time we have, and in certain instances will continue to, transition our outsourced operations to new outsource partners and/or to different geographies. Such transition activities between new or existing outsource partners or across different geographies, as well as insourcing activities, could result in additional cost, time and management attention in order to effectively manage the transition, which could negatively impact our financial results.

We rely on our channel partner network to sell many of our offerings, and failure of channel partners to effectively bring our offerings to market may negatively affect our results of operations and financial results. In addition to our own sales force, we provide our offerings through our global channel partner network of distributors, VARs, ISVs, direct marketers, and OEMs who may also market other offerings that compete with ours. Failure of one or more of these channel partners to effectively promote our offerings could affect our ability to bring offerings to market and have a negative impact on our results of operations. Changes to our channel program may cause some of our channel partners to exit the program due to modifications to the program structure, which may reduce our ability to bring offerings to market and could have a negative impact on our results of operations.

Our channel partners could also face additional costs or credit concerns resulting from an uncertain economic environment that would cause such parties to reduce purchases of our offerings, thereby causing a negative impact on our financial results. Some of our channel partners are smaller and more likely to be impacted by a significant decrease in available credit that could result from a weakness in the financial markets. If credit pressures or other financial difficulties result in insolvency for channel partners and we are unable to successfully transition end-customers to purchase our offerings from other channel partners or from us directly, it may cause, and in some cases has caused, a negative impact on our financial results.

Final assembly of certain of our hardware products is performed by third party electronics manufacturers, including EMSs and JDMs. We may be dependent on such electronics manufacturers as a sole-source of supply for the manufacture of such products. A failure by such electronics manufacturers to provide manufacturing services to us as we require, or any disruption in such manufacturing services up to and including a catastrophic shut-down, may adversely affect our business results. Because we rely on these electronics manufacturers to manufacture certain of our hardware products, we may incur increased business continuity risks. We are not able to exercise direct control over the assembly or related operations of certain of our products. If these electronics manufacturers experience business difficulties or fail to meet our manufacturing needs, then we may be unable to satisfy customer demand, lose sales, and be unable to maintain customer relationships. Longer production lead times may result in shortages of certain products and inadequate inventories during periods of unanticipated higher demand. Without such electronics manufacturers continuing to manufacture our products, we may have no other means of final assembly of certain of our products until we are able to secure the manufacturing capability at another facility or develop an alternative manufacturing facility. This transition could be costly and time consuming. We have taken actions to diversify, and may take additional actions to diversify in the future, our product sourcing footprint. Such actions have resulted and may again result in additional costs.

Failure of our suppliers, subcontractors, outsource partners, channel partners, and electronics manufacturers to use acceptable legal or ethical business practices could negatively impact our business. We require our suppliers, subcontractors, outsource partners, channel partners, and electronics manufacturers to operate in compliance with applicable laws, rules, and regulations, including those regarding working conditions, employment practices, environmental compliance, anti-corruption, and trademark and copyright licensing. However, we do not control these parties' labor and other business practices. If one of these parties violates labor or other laws, or implements labor or other business practices that are regarded as unethical, negligent, or reckless, operations could be disrupted, the shipment of finished products to us could be interrupted, orders could be canceled, relationships could be terminated, and our reputation could be damaged. If one of our suppliers or subcontractors fails to procure necessary license rights to trademarks, copyrights, or patents, legal action could be taken against the Company that could impact the salability of our offerings, and expose us to financial obligations to a third party. In some cases, our outsource partners' actions may result in our being found to be in violation of laws or regulations, such as import or export regulations. Any of these events could have a negative impact on our sales and results of operations.

Our future operating results depend on our ability to purchase a sufficient amount of materials, parts, and components, as well as services and software to meet the demands of customers. We source some of our components from sole-source suppliers. Any disruption to our suppliers or significant increase in the price of supplies, inclusive of transportation costs, or change in customer demand could have a negative impact on our results of operations. Our ability to meet customers' demands depends, in part, on our ability to obtain in a timely manner an adequate delivery of quality materials, parts, and components, as well as services and software from our suppliers, and our ability to deliver offerings to our customers. In addition, certain supplies are available only from a single source or limited sources and we may not be able to diversify sources in a timely manner. If demand for our offerings increases from our current expectations or if suppliers are unable or unwilling to meet our demand for other reasons, including as a result of natural disasters, public health issues, severe weather conditions, or financial issues, we could experience an interruption in supplies or a significant increase in the price of supplies that could have a negative impact on our business. We have experienced shortages in the past that have negatively impacted our results of operations and may experience such shortages in the future. At times we have and may continue to execute multi-year purchase commitments with suppliers that contain minimum spend thresholds, which we are obligated to fulfill even if customer demand declines, and may require that we purchase inventory that exceeds our forecasted demand. In addition, volatility in customer demand, offering availability, and transport costs, may result in increased operating input costs, elevated inventory levels, as well as inventory-related losses. Also, credit constraints at our suppliers could cause us to accelerate payment of accounts payable by us, impacting our cash flow.

In addition, our current contracts with certain suppliers may be canceled or not extended by such suppliers and, therefore, not afford us with sufficient protection against a reduction or interruption in supplies. Moreover, in the event any of these suppliers breach their contracts with us, our legal remedies associated with such a breach may be insufficient to compensate us for any damages we may suffer.

Our order backlog may not be a reliable indicator of our future operating results. Our order backlog may be fulfilled several quarters following receipt of a purchase order, either due to customer schedules or delays caused by supply chain constraints, which may negatively impact our ability to convert our order backlog into revenue.

If we experience a significant disruption in our IT systems, our business, reputation, and operating results could be adversely affected. Our business processes depend on our IT systems, and the IT systems and processes of third parties to provide offerings, maintain financial records, retain sensitive data such as intellectual property, proprietary business information, and data related to customers, suppliers, and business partners, process orders, manage inventory, process shipments to customers and operate other critical functions. Disruptions to our IT systems from system failures, shutdowns, implementation of new operational systems or software or upgrades to existing systems and software, and other events, including disruptions at our cloud computing, server, systems, and other third-party IT service providers, could interfere with our operations, interrupt order processing and shipments, damage customer and business partner relationships, and negatively impact our reputation. Any such event could have a material adverse effect on our business, reputation, operating results and financial condition, and no assurance can be given that our efforts to reduce the risk of such events will be successful.

Financial and Market Risks

The impact of trade policy changes in the United States and corresponding actions by other countries in which the Company does business could adversely affect our financial performance. The Company currently imports a significant percentage of our offerings into the U.S., and international trade disputes and increased tariffs between the U.S. and other countries in which the Company does business, including China, could negatively impact the Company's financial performance. Certain of our suppliers and other entities with whom we do business have operations concentrated in China and other non-U.S. countries. Their ability to supply materials to us, purchase our offerings, or otherwise work with us is affected by their ability to do business in such non-U.S. countries. If the U.S.'s relationship with other countries results in additional trade disputes, trade protection measures, retaliatory actions, tariffs and increased barriers, policies that favor domestic industries, or increased import or export licensing requirements or restrictions, then our operations may be adversely affected due to such changes in the economic and political ecosystem in which our suppliers and other entities with whom we do business operate. Although the Company has taken actions to diversify its product sourcing footprint, these efforts may not be sufficient to mitigate negative impacts on the Company's financial performance resulting from certain changes to trade policies.

Our exposure to foreign exchange rate fluctuations on cross-border transactions and the translation of local currency results into U.S. dollars could negatively impact our results of operations. We provide our offerings globally, and higher volatility and fluctuations in foreign exchange rates could have a significant impact on our reported consolidated results of operations, financial condition and cash flows, which are presented in U.S. dollars. Accordingly, significant changes in foreign exchange rates, particularly the Euro, British Pound Sterling and Czech Koruna, has had in the past, and could continue to, cause fluctuations in the reported results of our businesses' operations that could negatively affect our results of operations. Additionally, the strengthening of certain currencies such as the U.S. dollar potentially exposes us to competitive threats from lower-cost producers in other countries. Further, our sales are translated into U.S. dollars for reporting purposes, and the strengthening of the U.S. dollar has in the past, and could continue to, result in unfavorable translation effects as the results of non-U.S. locations are translated into U.S. dollars. From time to time, we may use derivative financial instruments, including foreign currency exchange contracts, to manage foreign exchange rate risks. However, our hedging strategies may be ineffective, may not offset any or more than a portion of the adverse financial impact resulting from foreign exchange rate variations, or may result in losses.

Taxing authority challenges may lead to tax payments exceeding current reserves. We are subject to, and may become subject to, ongoing tax examinations in various jurisdictions. As a result, we may record incremental tax expense based on expected outcomes of such matters. In addition, we may adjust previously reported tax reserves based on expected results of these examinations. Such adjustments could result in an increase or decrease to the Company's effective tax rate and cash flows. Future changes in tax law in various jurisdictions around the world and income tax holidays could have a material impact on our effective tax rate, foreign rate differential, future income tax expense, and cash flows.

Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and there may be material differences between our forecasted and actual tax rates. Forecasts of our income tax position and effective tax rate are complex, subject to uncertainty and periodic updates because our income tax position for each year combines the effects of a mix of profits earned and losses incurred by us in various tax jurisdictions with a broad range of income tax rates, as well as changes in the valuation of deferred tax assets and liabilities, the impact of various accounting rules and changes to these rules, the results of examinations by various tax authorities, and the impact of any acquisition, business combination, disposition or other reorganization, or financing transaction.

As a multinational corporation, we conduct our business in many countries and are subject to taxation in many jurisdictions. The taxation of our business is subject to the application of multiple, and sometimes conflicting, tax laws and regulations, as well as multinational tax conventions. Many countries have recently adopted, or are considering the adoption of, revisions to their respective tax laws based on the on-going reports issued by the Organization for Economic Co-operation and Development ("OECD")/G20 Base Erosion and Profit Shifting ("BEPS") Project, which could materially impact our tax liability due to our organizational structure and significant operations outside of the U.S. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses resulting from our structure and operating model, the tax regulations and tax holidays in each geographic region, and the availability of tax credits and carry-forwards. The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against us that could materially impact our tax liability and/or our effective income tax rate.

Economic conditions and financial market disruptions may adversely affect our business and results of operations. Adverse economic conditions or reduced and/or changes in the timing and amount of information technology spending may negatively impact our business. General disruption of financial markets and a related general economic downturn or uncertainty could adversely affect our business and financial condition through a reduction in demand for our offerings by our customers. If a downturn were severe enough, it could require further impairment testing and write-downs of goodwill and other intangible assets. Cost reduction actions have been and may be necessary in the future resulting in restructuring charges as well as changes in staffing levels which may strain our resources. If there is a downturn in the markets in which our customers operate, orders from customers in such markets may decline, be delayed or be cancelled. A tightening of financial credit or an increase in the cost of borrowing could adversely affect our customers, suppliers, outsourced manufacturers, and channel partners (e.g., distributors and resellers) from obtaining adequate credit for the financing of significant purchases. An economic downturn could also result in a decrease in or cancellation of orders for our offerings; negatively impacting the ability to collect accounts receivable on a timely basis; result in additional reserves for uncollectible accounts receivable; and require additional reserves for inventory obsolescence.

It is important that we are able to obtain many different types of insurance, and if we are not able to obtain insurance or exhaust our coverage, we may be forced to retain the risk. We have many types of insurance coverage and are also self-insured for some risks and obligations. Our third-party insurance coverage varies from time to time in both type and amount depending on availability, cost and our decisions with respect to risk retention. Economic conditions and uncertainties in global markets may adversely affect the cost and other terms upon which we are able to obtain third-party insurance. In addition, our third-party insurance policies are subject to deductibles, policy limits, and exclusions that result in our retention of a level of risk on a self-insurance basis. Further, certain types of coverages may be difficult or expensive to obtain. We self-insure against certain business risks and expenses where we believe we can adequately self-insure against the anticipated exposure and risk or where insurance is either not deemed cost-effective or is not available. If the amount of our third-party insurance coverage is not available or adequate to cover all claims or liabilities, or to the extent we have elected to self-insure, we may be forced to bear substantial costs from an accident, incident, or claim. Losses not covered by insurance could be substantial and unpredictable and could adversely affect our financial condition and results of operations.

Our indebtedness could adversely affect our business. Our indebtedness could have important consequences, including the following:

- We may experience difficulty in satisfying our obligations with respect to our existing indebtedness or future indebtedness;
- Our ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired;
- We may be unable to create liens on certain assets to secure debt;
- Our subsidiary guarantors may not have sufficient assets or cash flow to allow them to guarantee new debt and existing debt;
- We may be at a competitive disadvantage with reduced flexibility in planning for, or responding to, changing conditions in the industry, including increased competition; and
- We may be more vulnerable to economic downturns and adverse developments in the business.

Any or all of the above events or factors could have an adverse effect on our results of operations and financial condition. The risks that we face based on our outstanding indebtedness may intensify if we incur additional indebtedness or financing obligations in the future.

We expect to fund our expenses and to pay the principal and interest on our indebtedness from cash flow from operations. Our ability to meet our expenses and to pay principal and interest on our indebtedness when due depends on our future performance and ability to collect cash from our customers, which will be affected by financial, business, economic, and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors.

If our business does not generate sufficient cash flows from operations or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments, or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital and debt markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of anticipated or future debt instruments may limit or prevent us from taking any of these actions.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. As a result, any default by us on our indebtedness could have a material adverse effect on our business and could impact our ability to satisfy the obligations in respect of our indebtedness. In addition, an event of default would likely result in a reduction of our credit rating, which could harm our ability to access additional capital on commercially reasonable terms or at all.

Our use of derivative financial instruments to reduce interest rate risk may result in added volatility in our operating results. We do not hold or issue derivative financial instruments for trading purposes. However, we have utilized, and in the future may utilize, derivative financial instruments to reduce interest rate risk associated with our indebtedness. From time to time, we have entered into forward interest rate swap agreements to manage variable interest rate risk and effectively convert a portion of our indebtedness into a fixed rate loan. Under generally accepted accounting principles, changes in the fair values of such swap contracts would be reflected in our Consolidated Statements of Operations as a component of "Interest expense, net" if not hedged. Accordingly, the associated impact on our quarterly operating results would be directly related to changes in prevailing interest rates, and we would have a non-cash gain on such swaps if interest rates increase and vice versa in the event of an interest rates decrease. Consequently, if we enter into forward interest rate swap agreements to manage variable interest rate risk, such swaps could introduce additional volatility to our operating results.

Legal and Regulatory Risks

We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates, and judgments by management related to complex accounting matters. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, business acquisition purchase price allocations, impairment of goodwill and other intangible assets, inventories, tax matters, and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates, and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates, or judgments could significantly change our reported or expected financial performance or financial condition. New accounting guidance may also require systems and other changes that could increase our operating costs and/or change our financial statements.

Laws and regulations relating to the handling of personal data may result in increased costs, legal claims, or fines against the Company. As part of our operations, the Company collects, uses, stores, and transfers personal data of third parties, employees and limited customer data in and across various jurisdictions. Laws and regulations relating to the handling of such personal data may result in increased costs, legal claims, or fines against the Company. Existing laws and emerging regulations may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. Government officials, regulators and privacy advocates are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data, which may result in new interpretations of existing laws that impact our business. Compliance with these laws may require us to, among other things, make changes in services, business practices, or internal systems that may result in increased costs, lower revenue, reduced efficiency, or greater difficulty in competing with foreign-based firms. Further, there is no assurance that we will be able to meet additional requirements that may be imposed on the transfer of personal data without incurring expenses. We may experience reluctance or refusal by customers to purchase or continue to use our offerings due to concerns regarding their data protection obligations. Our actual or perceived failure to comply with applicable laws and regulations or other obligations to which we may be subject, or to protect personal data from unauthorized access, use, or other processing, may subject the Company to enforcement actions and regulatory investigations, claims, legal proceedings or other actions, reputational harm and loss of goodwill, any of which could have a material adverse effect on our operations, financial performance, and business.

The unfavorable outcome of any pending or future litigation, arbitration, or administrative action could have a material adverse effect on our financial condition or results of operations. From time to time we are a party to litigation, arbitration, or administrative actions. Our financial results and reputation could be negatively impacted by unfavorable outcomes to any pending or future litigation or administrative actions, including those related to the Foreign Corrupt Practices Act, the U.K. Bribery Act, or other anti-corruption laws. There can be no assurances as to the favorable outcome of any litigation or administrative proceedings. In addition, it can be very costly to defend litigation or administrative proceedings and these costs could negatively impact our financial results.

We are subject to a wide range of product regulatory and safety, consumer, worker safety, and environmental laws. Our operations and the products we manufacture and/or sell are subject to a wide range of product regulatory and safety, consumer, worker safety, and environmental laws and regulations. Compliance with such existing or future laws and regulations could subject us to future costs or liabilities, impact our production capabilities, constrict our ability to sell, expand or acquire facilities, restrict what offerings we can provide, and generally impact our financial performance. Some of these laws are environmental and relate to the use, disposal, remediation, emission and discharge of, and exposure to hazardous substances. These laws often impose liability and can require parties to fund remedial studies or actions regardless of fault. We continue to incur disposal costs and have ongoing remediation obligations. Environmental laws have tended to become more stringent over time and any new obligations under these laws could have a negative impact on our operations or financial performance.

Laws focused on the energy efficiency of electronic products and accessories; recycling of both electronic products and packaging; reducing or eliminating certain hazardous substances in electronic products and accessories; and the transportation of batteries continue to expand significantly. Laws pertaining to accessibility features of electronic products, standardization of connectors and power supplies, the transportation of lithium-ion batteries, and other aspects are also proliferating. There are also demanding and rapidly changing laws around the globe related to issues such as product safety, radio interference, radio frequency radiation exposure, medical-related functionality, and consumer and social mandates pertaining to use of wireless or electronic equipment. These laws, and changes to these laws, could have a substantial impact on whether we can provide certain offerings, and on what capabilities and characteristics our offerings can or must include.

These laws impact our products and negatively affect our ability to manufacture and sell products competitively. We expect these trends to continue. In addition, we anticipate that we will see increased demand to meet voluntary criteria related to reduction or elimination of certain constituents from our offerings, increasing energy efficiency, and providing additional accessibility.

Increased public awareness and worldwide focus on environmental and climate change issues has led to legislative and regulatory efforts to limit greenhouse gas emissions, and may result in more international, federal or regional requirements or industry standards to reduce or mitigate global warming. Environmental, Social, and Governance ("ESG") requirements and other increased regulation of climate change concerns could subject us to additional costs and restrictions and require us to make certain changes to our manufacturing practices and/or product designs, which could negatively impact our business, results of operations, financial condition and competitive position.

From time to time, we create and publish voluntary disclosures regarding ESG matters. Identification, assessment, and disclosure of such matters is complex. Many of the statements in such voluntary disclosures are based on our expectations and assumptions, which may require substantial discretion and forecasts about costs and future circumstances. However, if our ESG practices or business portfolio do not meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees and our attractiveness as an investment, supplier, business partner, or acquiror could be negatively impacted. In addition, certain ESG matters are becoming less "voluntary" as regulators propose and adopt regulations regarding ESG matters, including, but not limited to climate change-related matters. As we are subject to increased regulatory requirements, we could experience increased compliance-related costs and risks, including potential enforcement and litigation. Such ESG matters may also impact our suppliers and customers, which may compound or cause new impacts on our business, financial condition or results of operations.

We are dependent on the availability and use of certain bands within the radio frequency spectrum; our offerings may be subject to harmful interference from new or modified spectrum uses. The global demand for wireless communications has grown exponentially, and spurred competition for access among various networks and users. In response, regulators in various jurisdictions are reassessing spectrum allocations among users and considering whether to change the allocation of, or require sharing of, certain spectrum bands. Certain of our offerings are dependent on the use of licensed and unlicensed radio frequency spectrum for wireless voice, data, and video communications. The utility and reliability of such offerings may be adversely affected by the reallocation of radio frequency bands, other modifications of the permitted uses of relevant frequency bands, and interference from other services and equipment operating either in-band or in adjacent frequency bands, which may cause adverse impacts on our offerings and reduce demand for such offerings. Further, regulatory changes may necessitate modifications to certain of our offerings so they can continue to operate as expected.

Item 1B.　　Unresolved Staff Comments

None.

Item 1C.　　Cybersecurity

Zebra takes a comprehensive approach to managing cybersecurity risk, starting with the integration of cybersecurity risk into our overall enterprise risk management framework, among other significant risks to the Company.

Board Oversight

Our Board of Directors is responsible for oversight of risks to the Company and is assisted by the Audit Committee in the oversight of cybersecurity risks. Management provides regular updates to the Board regarding the Company's key cybersecurity activities. In connection with its oversight, the Audit Committee monitors the quality and effectiveness of the Company's cybersecurity program, including security of its internal information technology systems and its products, services, and software solutions as well as our cybersecurity incident response plan and resources. Management provides quarterly updates to the Audit Committee about cybersecurity threat protection, detection, mitigation and remediation, including the overall status of the Company's cybersecurity program, results of third-party assessments, and recent cybersecurity threats.　In addition, the Audit Committee reviews the Company's cybersecurity investment methodology to determine whether cybersecurity maturity improvements and risk reductions are being made.

Management's Role

Management is responsible for day-to-day cybersecurity risk management activities, including proactively identifying, assessing, prioritizing, managing and mitigating enterprise cybersecurity risks. Our Chief Financial Officer ("CFO") is the accountable leader in executive management for Zebra's IT and cybersecurity programs.

The Chief Security Officer ("CSO") is the senior-most security professional responsible for the implementation of the Company's cybersecurity, product security, and corporate/physical security programs, and reports to the CFO.　The CSO also makes recommendations to the Company's executive management regarding the Company's cybersecurity risk mitigation priorities. The Company's current CSO has served in that role for Zebra since 2018. He is a recognized leader in the field of cybersecurity with over 15 years of global executive cybersecurity experience.

The Chief Information Officer ("CIO") is a peer to the CSO, also reports to the CFO. The CIO and CSO partner to define and execute the Company's cybersecurity strategy, with the CIO's organization responsible for executing cybersecurity risk mitigation plans. Zebra's current CIO was appointed to the role in 2022 and has nearly 20 years of experience in managing IT functions.

The Chief Information Security Officer ("CISO") reports to the CSO and oversees the Company's Security Operations Center ("SOC"). The CISO establishes and oversees the execution of prioritized cybersecurity mitigation plans for the Company. Zebra's current CISO was appointed to the role in 2018 and has held multiple leadership roles overseeing IT functions since joining the Company in 2004, including driving efforts within the cybersecurity function.

Cybersecurity Risk Management

The underlying controls of our cybersecurity risk management program are based on recognized industry practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology Cybersecurity Framework. Our approach to cybersecurity risk management includes the following key elements:

- Defense and On-going Monitoring – Our SOC is responsible for the on-going monitoring and analysis of cybersecurity threats to the Company. The SOC evaluates cybersecurity incidents according to the Company's cyber incident response plan, appropriate cybersecurity incident playbook, and crisis communications cybersecurity incident plan. The Company also utilizes endpoint detection and response services as well as data forensic investigation services for additional capability and timely assistance with potential cybersecurity incidents.

- Technical Safeguards – The Company utilizes various tactics for cybersecurity threat protection. We periodically perform vulnerability assessments, remediate vulnerabilities, review logs and access, perform system maintenance, manage network perimeter protection, and implement and manage disaster recovery testing. Further, Zebra relies on its information security management system supported by a comprehensive set of policies that directly align with ISO 27001 and are supported by System and Organization Controls 2 (SOC2) reports and external ISO 27001 certification for certain parts of our business.

- Education and Awareness – To foster employee awareness of cybersecurity threats, we provide periodic educational sessions to our employees, including annual training on general cybersecurity concepts and targeted educational opportunities that include real-life simulation and "tabletop exercises." We also regularly conduct privacy and security summits that involve training and information sessions conducted by employees and by third parties.

- Third-Party Risk Management ("TPRM") – Our TPRM function focuses on mitigating cybersecurity risk posed by third parties, with an emphasis on vendors who have access to sensitive data or are integrated with critical business systems. This function performs initial TPRM assessments as part of the vendor selection process and regularly reassesses vendors based on vendor type and risk factors.

While we have experienced and expect to continue to experience cybersecurity threats and incidents, there have been no material incidents incurred to-date at the Company. However, there can be no guarantee that our policies and procedures will be followed in every instance or that those policies and procedures will always be effective. Cybersecurity threats could materially affect our business strategy, results of operations, or financial condition, as further discussed in the risk factors in Part I, Item 1A of this report.

Item 2.   Properties

Our corporate headquarters are located in Lincolnshire, Illinois; a northern suburb of Chicago. We also operate manufacturing, repair, distribution and warehousing, administrative, research, and sales facilities in other U.S. and international locations.

As of December 31, 2025, the Company owned 3 laboratory and warehouse facilities located in the U.S., U.K., and Canada.

As of December 31, 2025, the Company had a total of 126 leased facilities with locations spread globally; 31 of which are located in the U.S. and 95 of which are located in other countries. See Note 13, *Leases* in the Notes to Consolidated Financial Statements for further details related to the Company's lease arrangements.

We generally consider the productive capacity of our facilities to be adequate and sufficient for our requirements. The extent of utilization of each manufacturing facility varies throughout the year.

Item 3.   Legal Proceedings

See Note 14, *Accrued Liabilities, Commitments and Contingencies* in the Notes to Consolidated Financial Statements.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Information

Our Class A Common Stock is traded on the NASDAQ Stock Market, LLC under the symbol "ZBRA".

As of February 5, 2026, the last reported price for the Company's Class A Common Stock was $241.08 per share, and there were 72 registered stockholders of record for Zebra's Class A Common Stock. The number of beneficial owners is substantially greater than the number of stockholders of record because a large portion of our Class A common stock is transacted through banks and brokers.

Dividend Policy

Since our initial public offering in 1991, we have not declared any cash dividends or distributions on our capital stock. We currently do not anticipate paying any cash dividends in the foreseeable future.

Treasury Shares

The following table sets forth information with respect to repurchases of the Company's common stock for the three months ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions) [1]
September 28, 2025 - October 25, 2025	85,458	$ 292.54	85,458	$ 537
October 26, 2025 - November 22, 2025	699,102	253.89	699,102	360
November 23, 2025 - December 31, 2025	392,678	254.66	392,678	259
Total	1,177,238	$ 256.96	1,177,238	$ 259

(1) On May 17, 2022, the Company announced that its Board of Directors authorized a share repurchase program for up to $1 billion of its outstanding shares of common stock. Repurchases may be effected from time to time through open market purchases, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Securities Exchange Act of 1934. As of December 31, 2025, the Company has cumulatively repurchased 2,677,701 shares of common stock for approximately $741 million, resulting in a remaining amount of share repurchases authorized under the plans of $259 million. Subsequent to the year ended December 31, 2025, the Company repurchased 401,649 shares of common stock for approximately $100 million through February 5, 2026.

Additionally, on February 4, 2026, the Company's Board of Directors authorized additional share repurchases of up to $1 billion of outstanding shares of common stock. This additional authorization does not supersede the existing authorization that was announced in and has been active since 2022. Like the Company's existing share repurchase authorization, repurchases may be effected from time to time through open market purchases, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Securities Exchange Act of 1934.

Stock Performance Graph

The following graph compares the cumulative total stockholder return, calculated on a dividend-reinvested basis, in Zebra Technologies Corporation Class A Common Stock, the S&P 500 Index, and the S&P 500 Information Technology Index for the five years ended December 31, 2025. The comparison assumes that $100 was invested in each of the Company's Class A Common Stock, the S&P 500 Index, and the S&P 500 Information Technology Index as of the market close on December 31, 2020. Note that historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Zebra Technologies Corporation, the S&P 500 Index
and the S&P 500 Information Technology Index



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.

Value at each year-end of $100 initial investment made on December 31, 2020						
	12/20	12/21	12/22	12/23	12/24	12/25
Zebra Technologies Corporation	$ 100.00	$ 154.87	$ 66.72	$ 71.12	$ 100.49	$ 63.18
S&P 500	$ 100.00	$ 128.71	$ 105.40	$ 133.10	$ 166.40	$ 196.16
S&P 500 Information Technology	$ 100.00	$ 134.53	$ 96.60	$ 152.48	$ 208.30	$ 258.38

Item 6.   **[Reserved]**

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This section generally discusses fiscal 2025 and 2024 items and year-over-year comparisons between 2025 and 2024. Discussions of 2023 items and year-over-year comparisons between 2024 and 2023 are not included herein, other than within the Results of Operations by Segment which reflects the changes made to our segment reporting made in 2025. Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for that discussion.

Overview

The Company is a global leader in the Automatic Identification and Data Capture ("AIDC") industry, ensuring frontline operations everywhere are digitized, automated and intelligent. The AIDC market consists of mobile computing, data capture, radio frequency identification devices ("RFID"), thermal barcode printing, and other workflow automation offerings. Effective in the fourth quarter of 2025, we realigned our reportable segments from the former Enterprise Visibility & Mobility (EVM) and Asset Intelligence & Tracking (AIT) segments to two new segments: Connected Frontline ("CF") and Asset Visibility and Automation ("AVA"). Our CF and AVA segment results will also exclude share-based compensation expense from the measurement of segment operating income. Refer to Part I, Item 1 of this document for additional information.

- The CF segment is focused on unifying teams, customers, and AI agents to deliver enhanced frontline experiences. This segment brings together solutions that empower frontline workers with the information and tools they need to make smarter decisions and improve customer service. Principal product categories include mobile computing, point of sale solutions, self-service kiosks and interactive touchscreen displays, workflow optimization software solutions, and related services.

- The AVA segment provides solutions that track critical assets and automate workflows to provide the real-time, data-driven insights necessary to optimize supply chains, manufacturing, and logistics. The principal product categories include thermal barcode printing and related supplies and sensors, data capture, fixed industrial scanning, machine vision, RFID, real-time location systems (RTLS), and related services.

2025 Financial Summary and Other Recent Developments

- Net sales were $5,396 million in the current year compared to $4,981 million in the prior year.
- Operating income was $700 million in the current year compared to $742 million in the prior year.
- Net income was $419 million, or $8.18 per diluted share in the current year, compared to Net income of $528 million, or $10.18 per diluted share in the prior year.
- We repurchased $587 million of common shares, including $303 million in the fourth quarter.

Exit & Restructuring Actions:

In the fourth quarter of 2025, we announced our intention to dispose of or exit our robotics automation solutions business in an effort to better align resources with our strategic priorities. In relation to this decision, we incurred approximately $55 million in one-time costs in the fourth quarter, principally consisting of long-lived asset impairments of $45 million, including an intangible asset impairment of $34 million, a right-of-use lease asset impairment of $8 million, and property, plant and equipment impairment of $3 million. The other one-time costs consisted of employee severance and working capital-related charges. These one-time costs are classified as Exit and restructuring on the Consolidated Statement of Operations. Additional costs may be incurred in 2026, as we complete the divestiture of this business.

In the fourth quarter of 2025, the Company committed to certain organizational changes designed to generate cost efficiencies while better aligning our organizational structure with the Company's long-term growth strategy (collectively referred to as the "2025 Productivity Plan"). The total cost under the 2025 Productivity Plan, which is expected to be substantially completed in 2026 and will primarily consist of employee severance costs, is estimated to be approximately $35- 40 million, including $21 million recognized in the fourth quarter of 2025. The costs of these actions are classified within Exit and restructuring on the Consolidated Statements of Operations.

We expect annualized pre-tax operating costs savings of at least $20 million from these actions, net of re-investment into advancing the Company's AI product portfolio, reorganizing our sales force, and absorbing increased employee-related costs.

Acquisitions:

On September 30, 2025, the Company acquired Elo Holdings, Inc. ("Elo") for $1,303 million in cash, net of cash on hand. Elo is an innovator of solutions that engage customers, enhance self-service, and accelerate automation across a wide range of end markets. The Elo acquisition expands our portfolio of self-service and consumer-facing workflow offerings. The operating results of Elo are included in the CF segment.

On February 28, 2025, the Company acquired Photoneo for approximately $62 million in cash. Photoneo is a leading developer and manufacturer of 3D machine vision offerings. The Photoneo acquisition complements and expands our machine vision offerings across several industries. The operating results of Photoneo are included in the AVA segment.

See Note 5, *Business Acquisitions* in the Notes to Consolidated Financial Statements for additional details.

Results of Operations: Year Ended 2025 versus 2024 and Year Ended 2024 versus 2023

Consolidated Results of Operations
(amounts in millions, except percentages)

	Year Ended December 31,			Percent Change 2025 vs 2024	Percent Change 2024 vs 2023
	2025	**2024**	**2023**		
Net sales:					
Tangible products	$ 4,418	$ 4,016	$ 3,665	10.0 %	9.6 %
Services and software	978	965	919	1.3 %	5.0 %
Total Net sales	5,396	4,981	4,584	8.3 %	8.7 %
Gross profit	2,593	2,413	2,123	7.5 %	13.7 %
Gross margin	*48.1 %*	*48.4 %*	*46.3 %*	*(30) bps*	*210 bps*
Operating expenses	1,893	1,671	1,642	13.3 %	1.8 %
Operating income	$ 700	$ 742	$ 481	(5.7)%	54.3 %

Net sales to customers by geographic region were as follows (amounts in millions, except percentages):

	Year Ended December 31,			Percent Change 2025 vs 2024	Percent Change 2024 vs 2023
	2025	**2024**	**2023**		
North America	$ 2,695	$ 2,492	$ 2,353	8.1 %	5.9 %
EMEA	1,724	1,635	1,433	5.4 %	14.1 %
Asia-Pacific	613	526	513	16.5 %	2.5 %
Latin America	364	328	285	11.0 %	15.1 %
Total Net sales	$ 5,396	$ 4,981	$ 4,584	8.3 %	8.7 %

Operating expenses are summarized below (amounts in millions, except percentages):

	Year Ended December 31,			As a Percentage of Net sales		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
Selling and marketing	$ 653	$ 600	$ 581	12.1 %	12.0 %	12.7 %
Research and development	593	563	519	11.0 %	11.3 %	11.3 %
General and administrative	433	381	334	8.0 %	7.6 %	7.3 %
Amortization of intangible assets	114	104	104	NM	NM	NM
Acquisition and integration costs	24	6	6	NM	NM	NM
Exit and restructuring costs	76	17	98	NM	NM	NM
Total Operating expenses	$ 1,893	$ 1,671	$ 1,642	35.1 %	33.5 %	35.8 %

Consolidated Organic Net sales growth:

	Year Ended December 31,	
	2025	**2024**
Reported GAAP Consolidated Net sales growth	8.3 %	8.7 %
Adjustments:		
Impact of foreign currency translations [1]	— %	(0.6)%
Impact of acquisitions [2]	(2.1)%	— %
Consolidated Organic Net sales growth [3]	6.2 %	8.1 %

(1) Operating results reported in U.S. Dollars are affected by foreign currency exchange rate fluctuations. Foreign currency translation impact represents the difference in results that are attributable to fluctuations in the currency exchange rates used to convert the results for businesses where the functional currency is not the U.S. Dollar. This impact is calculated by translating the current period results at the currency exchange rates used in the comparable prior year period as well as removing realized cash flow hedge gains and losses from both the current and prior year periods.

(2) For purposes of computing Organic Net sales growth, amounts directly attributable to business acquisitions are excluded for twelve months following their respective acquisitions.

(3) Consolidated Organic Net sales growth is a non-GAAP financial measure. See the *Non-GAAP Measures* section at the end of this item.

2025 compared to 2024

Total Net sales increased $415 million or 8.3% compared to the prior year reflecting growth in both our AVA and CF segments associated with improved demand trends that began in the middle of 2024, along with contributions from our recent Elo and Photoneo acquisitions. Excluding the effects of foreign currency changes and acquisitions, Consolidated Organic Net sales increased by 6.2%.

Gross margin decreased to 48.1% for the current year compared to 48.4% in the prior year. The decrease was primarily due to unfavorable impacts of tariffs, net of mitigating actions, along with lower services and software margins, largely offset by volume leverage favorability. Gross margin was higher in AVA and declined in CF. As we exited 2025, the unfavorable impacts of existing import tariffs have been fully mitigated.

Operating expenses for the years ended December 31, 2025 and 2024 were $1,893 million and $1,671 million, or 35.1% and 33.5% of Net sales, respectively. Current year Operating expenses were higher than the prior year primarily due to higher employee and employee-related costs, the inclusion of operating expenses and higher acquisition and integration costs associated with recently acquired companies, and higher exit and restructuring costs primarily driven by the planned divestiture of our robotics automation solutions business. The higher employee and employee-related costs in the current year include higher share-based compensation costs, primarily driven by changes made in the current year to the timing of the annual grant and eligibility provisions as well as improved expected attainment associated with performance-based awards.

Operating income was $700 million for the current year compared to $742 million for the prior year. The decrease was due to higher Operating expenses, partly offset by higher Gross profit.

Total other expense, net, increased primarily due to non-recurring interest rate swap gains in the prior year and foreign exchange transaction losses in the current year, partly offset by lower net interest costs associated with the Company's borrowings driven by rate favorability and higher interest income on cash equivalents in the current year.

The Company's effective tax rates for the years ended December 31, 2025 and December 31, 2024 were 25.2% and 16.9%, respectively. The increase in the effective tax rate compared to the prior year was primarily due to increased taxes related to foreign earnings subject to U.S. taxation as a result of 2025 U.S tax legislation, lower share-based compensation deductions, increased reserves for uncertain tax positions, and U.S. state income taxes, partly offset by the generation of U.S. and Canadian tax credits and the release of certain Canadian valuation allowance reserves.

Net income decreased 20.6% compared to the prior year due to lower Operating income, higher non-operating expenses, and higher income taxes, as described above.

Results of Operations by Segment

The following commentary should be read in conjunction with the financial results of each reportable business segment as detailed in Note 20, *Segment Information & Geographic Data* in the Notes to Consolidated Financial Statements. To the extent applicable, Share-based Compensation, Amortization of intangible assets, Acquisition and integration costs, Exit and restructuring costs, as well as certain other non-recurring costs (impairment of goodwill and other intangible assets, and business acquisition purchase accounting adjustments) are excluded from segment results.

Connected Frontline ("CF")

(amounts in millions, except percentages)

	Year Ended December 31,			Percent Change 2025 vs 2024	Percent Change 2024 vs 2023
	2025	2024	2023		
Net sales:					
Tangible products	$ 2,156	$ 1,916	$ 1,522	12.5 %	25.9 %
Services and software	804	798	758	0.8 %	5.3 %
Total Net sales	2,960	2,714	2,280	9.1 %	19.0 %
Gross profit	1,396	1,334	1,031	4.6 %	29.4 %
Gross margin	*47.2 %*	*49.2 %*	*45.2 %*	*(200) bps*	*400 bps*
Operating expenses	811	775	703	4.6 %	10.2 %
Operating income	$ 585	$ 559	$ 328	4.7 %	70.4 %

CF Organic Net sales growth:

	Year Ended December 31,	
	2025	2024
CF Reported GAAP Net sales growth	9.1 %	19.0 %
Adjustments:		
Impact of foreign currency translations [1]	— %	(0.5)%
Impact of acquisition [2]	(3.5)%	— %
CF Organic Net sales growth [3]	5.6 %	18.5 %

(1) Operating results reported in U.S. Dollars are affected by foreign currency exchange rate fluctuations. Foreign currency translation impact represents the difference in results that are attributable to fluctuations in the currency exchange rates used to convert the results for businesses where the functional currency is not the U.S. Dollar. This impact is calculated by translating the current period results at the currency exchange rates used in the comparable prior year period as well as removing realized cash flow hedge gains and losses from both the current and prior year periods.

(2) For purposes of computing Organic Net sales growth, amounts directly attributable to the acquisition of Elo are excluded for twelve months following the September 30, 2025 acquisition date.

(3) CF Organic Net sales growth is a non-GAAP financial measure. See the Non-GAAP Measures section at the end of this item.

2025 compared to 2024
Total Net sales for CF increased $246 million, or 9.1%, compared to the prior year primarily due to higher sales of mobile computing products and the net sales of Elo. CF Organic Net sales increased by 5.6%.

Gross margin decreased to 47.2% in the current year compared to 49.2% in the prior year primarily due to unfavorable impacts of tariffs, net of mitigating actions, and lower services and software margins, partly offset by volume leverage favorability.

Operating income increased 4.7% in the current year compared to the prior year due to higher Gross profit, partly offset by higher Operating expenses. The inclusion of Elo's results of operations also contributed to the higher Gross profit and Operating expenses.

2024 compared to 2023
Total Net sales for CF increased $434 million, or 19.0%, compared to 2023 primarily due to higher sales of mobile computing products, favorable foreign currency changes, as well as higher services and software sales. CF Organic Net sales increased by 18.5%.

Gross margin increased to 49.2% in 2024 compared to 45.2% in 2023 primarily due to volume leverage, favorable business mix, higher service and software margins, lower freight rates, and lower inventory-related charges.

Operating income increased 70.4% in 2024 compared to 2023 due to higher Gross profit, partly offset by higher Operating expenses.

Asset Visibility & Automation ("AVA")
(amounts in millions, except percentages)

	Year Ended December 31,			Percent Change 2025 vs 2024	Percent Change 2024 vs 2023
	2025	**2024**	**2023**		
Net sales:					
Tangible products	$ 2,262	$ 2,100	$ 2,143	7.7 %	(2.0)%
Services and software	174	167	161	4.2 %	3.7 %
Total Net sales	2,436	2,267	2,304	7.5 %	(1.6)%
Gross profit	1,219	1,088	1,098	12.0 %	(0.9)%
Gross margin	*50.0 %*	*48.0 %*	*47.7 %*	*200 bps*	*30 bps*
Operating expenses	705	668	671	5.5 %	(0.4)%
Operating income	$ 514	$ 420	$ 427	22.4 %	(1.6)%

AVA Organic Net sales growth (decline):

	Year Ended December 31,	
	2025	**2024**
AVA Reported GAAP Net sales growth (decline)	7.5 %	(1.6)%
Adjustments:		
Impact of foreign currency translations [1]	— %	(0.6)%
Impact of acquisition [2]	(0.5)%	— %
AVA Organic Net sales growth (decline) [3]	7.0 %	(2.2)%

(1) Operating results reported in U.S. Dollars are affected by foreign currency exchange rate fluctuations. Foreign currency translation impact represents the difference in results that are attributable to fluctuations in the currency exchange rates used to convert the results for businesses where the functional currency is not the U.S. Dollar. This impact is calculated by translating the current period results at the currency exchange rates used in the comparable prior year period as well as removing realized cash flow hedge gains and losses from both the current and prior year periods.

(2) For purposes of computing AVA Organic Net sales growth (decline), amounts directly attributable to the acquisition of Photoneo are excluded for twelve months following the February 28, 2025 acquisition date.

(3) AVA Organic Net sales growth (decline) is a non-GAAP financial measure. See the *Non-GAAP Measures* section at the end of this item.

2025 compared to 2024
Total Net sales for AVA increased $169 million, or 7.5%, compared to the prior year primarily due to higher sales of printing products, as well as higher sales of RFID, supplies and sensors, and data capture products. AVA Organic Net sales increased by 7.0%.

Gross margin increased to 50.0% in the current year compared to 48.0% for the prior year primarily due to primarily due to favorable business mix, lower inventory related charges, and volume leverage favorability.

Operating income for the current year increased 22.4% compared to the prior year due to higher Gross profit partially offset by higher Operating expenses.

2024 compared to 2023
Total Net sales for AVA decreased $37 million, or 1.6%, compared to 2023 primarily due to lower sales of data capture and printing products, partly offset by favorable foreign currency changes and higher sales of services and software and RFID products. AVA Organic Net sales decreased by 2.2%.

Gross margin increased to 48.0% in 2024 compared to 47.7% in the previous year primarily due to favorable business mix, partly offset by higher inventory related charges.

Operating income decreased by 1.6% in 2024 compared to 2023 due to lower Gross profit, partly offset by lower Operating expenses.

Liquidity and Capital Resources

The primary factors that influence our liquidity include the amount and timing of cash collections from our customers, cash payments to our suppliers, capital expenditures, acquisitions, and share repurchases. Management believes that our existing capital resources, inclusive of available borrowing capacity on debt and other financing facilities and funds generated from operations, are sufficient to meet anticipated capital requirements and service our indebtedness. The following table summarizes our cash flow activities for the years indicated (in millions):

	Year Ended December 31,			$ Change 2025 vs 2024	$ Change 2024 vs 2023
	2025	**2024**	**2023**		
Cash flow provided by (used in):					
Operating activities	$ 917	$ 1,013	$ (4)	$ (96)	$ 1,017
Investing activities	(1,455)	(57)	(92)	(1,398)	35
Financing activities	(239)	(190)	117	(49)	(307)
Effect of exchange rates on cash balances	1	(3)	—	4	(3)
Net (decrease) increase in cash and cash equivalents, including restricted cash	$ (776)	$ 763	$ 21	$ (1,539)	$ 742
Cash flow provided by (used in):					
Operating activities	$ 917	$ 1,013	$ (4)	$ (96)	$ 1,017
Less: Purchases of property, plant and equipment	(86)	(59)	(87)	(27)	28
Free cash flow (Non-GAAP) [1]	$ 831	$ 954	$ (91)	$ (123)	$ 1,045

(1) Free cash flow, a non-GAAP measure, is defined as Net cash provided by (used in) operating activities in a period minus purchases of property, plant and equipment (capital expenditures) made in that period.

2025 vs. 2024
The change in our cash and cash equivalents balance during the current year was primarily due to the following:

• $96 million decrease in net operating cash inflows primarily due to larger reductions in inventory in the prior year, higher employee incentive compensation payments in the current year, and cash receipts from the settlements of terminated interest rate swap agreements in the prior year. These items were partly offset by favorable timing of customer collections.

• $1,398 million increase in net investing cash outflows primarily due to the acquisitions of Elo and Photoneo and higher capital expenditures in the current year.

• $49 million increase in net financing cash outflows primarily due to higher share repurchases in the year, partly offset by borrowings to help fund the acquisition of Elo in the fourth quarter as well as the timing of transactions associated with servicing factored receivables.

• Free cash flow remains strong, with the decline compared to the prior year due to lower operating cash inflows and higher capital expenditures, as described above.

Company Debt

The following table shows the carrying value of the Company's debt (in millions):

	December 31,			
	2025		**2024**	
Term Loan A	$	1,575	$	1,575
Senior Notes		500		500
Revolving Credit Facility		275		—
Receivables Financing Facility		161		108
Total debt	$	2,511	$	2,183
Less: Unamortized debt issuance costs		(8)		(9)
Less: Unamortized discounts		(2)		(3)
Less: Current portion of debt		(141)		(79)
Total long-term debt	$	2,361	$	2,092

In the fourth quarter of 2025, we increased our borrowings under the Revolving Credit Facility to help fund the acquisition of Elo. See Note 12, *Long-Term Debt* in the Notes to Consolidated Financial Statements for further details related to the Company's debt instruments.

Share Repurchases

During the year ended December 31, 2025, the Company repurchased 2,138,127 shares of common stock for approximately $587 million. Subsequent to the year ended December 31, 2025, the Company repurchased 401,649 shares of common stock for approximately $100 million through February 5, 2026. Additionally, on February 4, 2026, the Company's Board of Directors authorized additional share repurchases of up to $1 billion. The level of the Company's repurchases depends on a number of factors, including its financial condition, capital requirements, cash flows, results of operations, future business prospects and other factors its management may deem relevant. The timing, volume, and nature of repurchases are also subject to market conditions, applicable securities laws and other factors and may be amended, suspended or discontinued at any time.

Future Cash Requirements

We believe that our Cash and cash equivalents, which totaled $125 million as of December 31, 2025, along with anticipated cash generation from operations and available borrowing capacity on debt and other financing facilities, will be sufficient to fund the Company's cash requirements during the next 12 months and thereafter based on our current business plans.

Included in the Company's Cash and cash equivalents are amounts held by foreign subsidiaries, which was $39 million and $52 million as of December 31, 2025 and 2024, respectively. We do not expect that Cash and cash equivalents held by foreign subsidiaries will need to be repatriated to fund the Company's U.S. operations based on current cash requirements.

Our cash requirements during the next 12 months and thereafter include payments to satisfy the following obligations:

- Purchase obligations — The Company has a limited number of multi-year purchase commitments, primarily related to semiconductors and cloud services, which contain minimum purchase requirements and are non-cancellable. As of December 31, 2025, these multi-year commitments were approximately $101 million. This amount excludes routine purchase orders for goods and services, as well as amounts already reflected within Current liabilities on the Consolidated Balance Sheet. See Note 14, *Accrued Liabilities, Commitments and Contingencies* in the Notes to Consolidated Financial Statements for additional details.

- Debt obligations — We expect to make total payments of approximately $275 million associated with the Company's debt facilities in 2026. This expected use of cash is based on the Company's current borrowings and applicable interest rates and margins as of December 31, 2025, and includes principal and interest payments. In the ordinary course of business, the Company may decide to borrow additional amounts or repay principal earlier than contractually owed, which would affect future cash payments. See Note 12, *Long-Term Debt* in the Notes to Consolidated Financial Statements for further details related to the Company's debt facilities.

- Leases obligations — We lease various manufacturing and repair facilities, distribution centers, research facilities, sales and administrative offices, equipment, and vehicles. As of December 31, 2025, the Company's fixed lease commitments totaled $234 million, of which $49 million is payable in 2026. See Note 13, *Leases* in the Notes to Consolidated Financial Statements for further details related to the Company's lease arrangements.

In addition to the expected cash requirements described above, we may use cash to fund strategic acquisitions, investments, or repurchase common stock under our share repurchase program. In October 2025, we announced our commitment to repurchase $500 million of shares over the following twelve months, of which $403 million had already been repurchased as of February 5, 2026.

We also expect to spend approximately $85 million to $95 million on capital expenditures in 2026.

Critical Accounting Estimates

Management prepared the consolidated financial statements of the Company under accounting principles generally accepted in the U.S. The application of these principles requires the use of estimates which affect the amounts reported in our consolidated financial statements. While we believe that our estimates are reasonable based upon available information, actual results could differ substantially from those estimates. Note 2, *Significant Accounting Policies* in the Notes to Consolidated Financial Statements provides additional discussion of these items along with other significant accounting policies of the Company. The accounting estimates described below have been identified by Management as those that are most significant to our financial statements.

Income Taxes
We estimate a provision or benefit for income taxes and amounts to be settled or recovered in several tax jurisdictions globally. Our estimates are complex and involve significant judgments and interpretations of regulations. Resolution of income tax treatments in individual jurisdictions may not be known for several years after completion of a given year. We are also required to evaluate the realizability of our deferred tax assets on an ongoing basis, which requires estimation of our ability to generate future taxable income. In particular, our income tax provision or benefit is dependent on our ability to forecast future taxable income in the U.S., U.K., Singapore, and other jurisdictions. Significant judgments included in our forecasts include projecting future sales volumes and pricing, costs to manufacture and procure products and to deliver offerings, among other factors. Our estimate of the current year income tax provision includes the impact of the 2025 U.S. tax legislation.

Acquisitions
We account for acquired businesses using the acquisition method of accounting. This method requires that the purchase price be allocated to the identifiable assets acquired and liabilities assumed at their estimated fair values. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill. The estimates used to determine the fair values of long-lived intangible assets can be complex and require judgment. We generally value intangible assets using income-based valuation methodologies, such as the excess earnings method, which require critical estimates that include, but are not limited to, future expected cash flows from revenues and the determination of discount rates.

Goodwill Impairment
Our goodwill impairment testing includes a comparison of the estimated fair value of each of our reporting units to its carrying value. Fair value determinations require judgment and can be sensitive to changes in underlying assumptions, estimates, as well as market factors. We estimate the fair value of reporting units using both income and market-based valuation approaches. Estimating the fair value of reporting units requires that we make assumptions and estimates including projections of revenue and income growth rates as well as cash flows; capital investments; competitive and customer trends; appropriate peer group selection; market-based discount rates and other market factors. Our annual impairment testing, most recently completed in the fourth quarter of 2025 both immediately before and after the Company's segment and reporting unit change, continues to indicate that the fair values of each of our reporting units exceed their respective carrying values.

Revenue Recognition
We recognize revenues when we transfer control of promised offerings to our customers in an amount that reflects the consideration we expect to receive. The consideration that we expect to receive is estimated by reflecting reductions to our transaction price for product returns, rebates, and other incentives. These estimates are developed using the expected value that the Company anticipates receiving and are based on recent trends observed in similar transactions. Additionally, some of our contracts with customers contain multiple performance obligations, including various hardware, software, and/or services. For such contracts that contain multiple performance obligations, we allocate the estimated total transaction price to each performance obligation based on relative standalone selling prices ("SSP"). The determination of SSP is established at a regional level. SSP is based on observable prices in recent standalone transactions for the same or similar offerings, to the extent available, which is often applicable to tangible products and software licenses. Alternatively, in the absence of recent observable prices, the Company generally applies the expected cost-plus margin approach to professional services, repair and maintenance services, and solution offerings. There were no changes to our estimation processes for consideration received or SSP that materially affected revenues during the year.

New Accounting Pronouncements

See Note 2, *Significant Accounting Policies* in the Notes to Consolidated Financial Statements regarding recent accounting pronouncements.

Non-GAAP Measures

The Company has provided reconciliations of the supplemental non-GAAP financial measures, as defined under the rules of the Securities and Exchange Commission, presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP.

These supplemental non-GAAP financial measures – Consolidated Organic Net sales growth, CF Organic Net sales growth, AVA Organic Net sales growth (decline), and Free cash flow – are presented because our management evaluates our financial results both including and excluding the effects of business acquisitions and foreign currency translation, as applicable. Management believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of our business from period to period and trends in our historical operating results. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with the GAAP financial measures presented.

Item 7A.　　Quantitative and Qualitative Disclosures About Market Risk

Zebra is primarily exposed to the following types of market risk: interest rate and foreign currency.

Interest Rate Risk

We are exposed to interest rate volatility with regard to existing debt issuances. Our exposure is primarily tied to the Secured Overnight Financing Rate ("SOFR"). We periodically use interest rate derivative contracts, including interest rate swaps, to mitigate the Company's exposure from interest rate changes on existing debt and future debt issuances, thereby reducing the volatility of our financing costs and, based on current and projected market conditions, fix a portion of variable rate debt. Generally, under these interest rate swaps, we agree with a counterparty to exchange variable rate for fixed rate interest amounts with an agreed upon notional amount.

As of December 31, 2025, approximately $2.0 billion of our $2.5 billion of total debt outstanding had interest determined by reference to a variable rate index. A one percentage point increase or decrease in interest rates would increase or decrease annual interest expense by approximately $20 million. Refer to Note 11, *Derivative Instruments* in the Notes to Consolidated Financial Statements for further discussion of these risk mitigation activities. Exposure to variable interest may increase or decrease, to the extent that the Company's borrowings under its debt facilities increase or decrease, respectively.

Foreign Currency Risk

We provide offerings in approximately 179 countries throughout the world and, therefore, at times are exposed to risk based on movements in foreign exchange rates. In some instances, we invoice customers in their local currency and have a resulting foreign currency denominated revenue transaction and accounts receivable. We also purchase certain raw materials and other items in foreign currencies. We manage these risks using derivative financial instruments, including foreign currency exchange contracts. See Note 11, *Derivative Instruments* in the Notes to Consolidated Financial Statements for further discussions of derivative and hedging activities.

The currencies that we are primarily exposed to fluctuations in foreign currency exchange rates are the Euro, British Pound Sterling, and Czech Koruna. A one percentage point increase or decrease in exchange rates relative to the U.S. Dollar would increase or decrease our pre-tax income by approximately $2 million. This amount is inclusive of the impact of associated derivative contracts.

Item 8.   **Financial Statements and Supplementary Data**


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Zebra Technologies Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zebra Technologies Corporation and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 12, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Elo Holdings, Inc. - Valuation of Developed Technology and Customer Relationships

Description of the Matter	As discussed in Note 5 to the consolidated financial statements, on September 30, 2025, the Company completed the acquisition of Elo Holdings, Inc. ("Elo") for total consideration of $1,303 million. The acquisition was accounted for as a business combination, which requires, among other things, the assets acquired and the liabilities assumed to be recognized at fair value as of the acquisition date. The Company recognized approximately $277 million of developed technology and $206 million of customer relationships intangible assets related to the Elo acquisition.
	Auditing management's accounting for the Elo acquisition required complex auditor judgment due to the significant estimation in determining the fair value of the developed technology and customer relationships intangible assets acquired. The significant estimation was primarily due to the judgmental nature of the inputs to the valuation model, as well as the sensitivity of the assumptions to the fair value. The significant assumptions used to estimate the fair value of the developed technology intangible asset included the forecasted revenue and related growth rate, EBITDA margin and discount rate and for the customer relationships intangible asset included the forecasted revenue and related growth rate, customer attrition rate and discount rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding of the Company's process for evaluating the valuation of acquired developed technology and customer relationships intangible assets. We tested the design and operating effectiveness of the Company's controls over the estimation process supporting the measurement and recognition of the developed technology and customer relationships intangible assets.
	To test the fair value of the developed technology and customer relationships intangible assets, our audit procedures included, among others, assessing the valuation methodologies, testing the significant assumptions described above and testing the completeness and accuracy of the underlying data used by the Company. For example, we compared the significant assumptions to historical and current industry, market and economic trends where relevant. We assessed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the developed technology and customer relationships intangible assets resulting from changes in the assumptions. We also involved our valuation specialists to assist in evaluating the valuation methodology and certain significant assumptions such as the discount rate used in the fair value estimate.

Accounting for Uncertain Tax Positions

Description of the Matter	As discussed in Note 16 of the financial statements, the Company earns a significant amount of its operating income across multiple jurisdictions. As the Company operates in a multinational tax environment and incurs income tax obligations in a number of jurisdictions, complexities and uncertainties can arise in the application of complex tax regulations to the Company's multinational operations.
	Auditing the application of taxation legislation to the Company's business operations and structure is inherently complex and requires judgment. These factors impact the evaluation and estimation of certain of the Company's uncertain tax positions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification of and accounting for those uncertain tax positions. This included controls over the Company's tax technical assessment of the related cross-jurisdictional transactions and developments impacting the recognition and measurement of those uncertain tax positions.
	Our audit procedures included, among others, involving our tax professionals to test the implications of developments impacting the recognition and measurement of certain of the Company's uncertain tax positions, such as correspondence with tax authorities, tax law changes and changes in the business. We tested the completeness and accuracy of the underlying data and calculations used in the measurement of those uncertain tax positions. We also assessed the completeness of significant tax matters identified related to those uncertain tax positions and the adequacy of the accounting for any potential uncertainty.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2005.

Chicago, Illinois
February 12, 2026

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

		December 31,		
		2025		**2024**
Assets				
Current assets:				
Cash and cash equivalents	$	125	$	901
Accounts receivable, net of allowances for doubtful accounts of $1 million each as of December 31, 2025 and 2024		801		692
Inventories, net		729		693
Income tax receivable		31		20
Prepaid expenses and other current assets		110		134
Total Current assets		1,796		2,440
Property, plant and equipment, net		353		305
Right-of-use lease assets		166		167
Goodwill		4,727		3,891
Other intangibles, net		809		422
Deferred income taxes		414		512
Other long-term assets		237		231
Total Assets	$	8,502	$	7,968
Liabilities and Stockholders' Equity				
Current liabilities:				
Current portion of long-term debt	$	141	$	79
Accounts payable		695		633
Accrued liabilities		558		503
Deferred revenue		446		453
Income taxes payable		12		36
Total Current liabilities		1,852		1,704
Long-term debt		2,361		2,092
Long-term lease liabilities		157		155
Deferred income taxes		32		57
Long-term deferred revenue		396		304
Other long-term liabilities		116		70
Total Liabilities		4,914		4,382
Stockholders' Equity:				
Preferred stock, $.01 par value; authorized 10,000,000 shares; none issued		—		—
Class A common stock, $.01 par value; authorized 150,000,000 shares; issued 72,151,857 shares		1		1
Additional paid-in capital		814		669
Treasury stock at cost, 22,558,911 and 20,645,798 shares as of December 31, 2025 and 2024, respectively		(2,488)		(1,900)
Retained earnings		5,279		4,860
Accumulated other comprehensive loss		(18)		(44)
Total Stockholders' Equity		3,588		3,586
Total Liabilities and Stockholders' Equity	$	8,502	$	7,968

See accompanying Notes to Consolidated Financial Statements.

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net sales:			
Tangible products	$ 4,418	$ 4,016	$ 3,665
Services and software	978	965	919
Total Net sales	5,396	4,981	4,584
Cost of sales:			
Tangible products	2,296	2,100	2,012
Services and software	507	468	449
Total Cost of sales	2,803	2,568	2,461
Gross profit	2,593	2,413	2,123
Operating expenses:			
Selling and marketing	653	600	581
Research and development	593	563	519
General and administrative	433	381	334
Amortization of intangible assets	114	104	104
Acquisition and integration costs	24	6	6
Exit and restructuring costs	76	17	98
Total Operating expenses	1,893	1,671	1,642
Operating income	700	742	481
Other (loss) income, net:			
Foreign exchange (loss) gain	(18)	5	(2)
Interest expense, net	(108)	(98)	(133)
Other expense, net	(14)	(14)	(12)
Total Other expense, net	(140)	(107)	(147)
Income before income tax	560	635	334
Income tax expense	141	107	38
Net income	$ 419	$ 528	$ 296
Basic earnings per share	$ 8.24	$ 10.25	$ 5.75
Diluted earnings per share	$ 8.18	$ 10.18	$ 5.72

See accompanying Notes to Consolidated Financial Statements.

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 419	$ 528	$ 296
Other comprehensive income, net of tax:			
Changes in unrealized (losses) gains on sales hedging	(26)	27	6
Foreign currency translation adjustment	52	(17)	6
Comprehensive income	$ 445	$ 538	$ 308

See accompanying Notes to Consolidated Financial Statements.

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except share data)

	Class A Common Stock Shares	Class A Common Stock Value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2022	51,451,500	$ 1	$ 561	$ (1,799)	$ 4,036	$ (66)	$ 2,733
Net share issuances and tax withholding payments related to share-based compensation plans	121,681	—	(1)	(7)	—	—	(8)
Share-based compensation	—	—	55	—	—	—	55
Repurchase of common stock	(194,319)	—	—	(52)	—	—	(52)
Net income	—	—	—	—	296	—	296
Changes in unrealized gains and losses on sales hedging (net of income taxes)	—	—	—	—	—	6	6
Foreign currency translation adjustment	—	—	—	—	—	6	6
Balance at December 31, 2023	51,378,862	$ 1	$ 615	$ (1,858)	$ 4,332	$ (54)	$ 3,036
Net share issuances and tax withholding payments related to share-based compensation plans	257,757	—	(35)	5	—	—	(30)
Share-based compensation	—	—	89	—	—	—	89
Repurchase of common stock	(130,560)	—	—	(47)	—	—	(47)
Net income	—	—	—	—	528	—	528
Changes in unrealized gains and losses on sales hedging (net of income taxes)	—	—	—	—	—	27	27
Foreign currency translation adjustment	—	—	—	—	—	(17)	(17)
Balance at December 31, 2024	51,506,059	$ 1	$ 669	$ (1,900)	$ 4,860	$ (44)	$ 3,586
Net share issuances and tax withholding payments related to share-based compensation plans	225,014	—	(18)	4	—	—	(14)
Share-based compensation	—	—	163	—	—	—	163
Repurchase of common stock	(2,138,127)	—	—	(587)	—	—	(587)
Excise tax on share repurchases	—	—	—	(5)	—	—	(5)
Net income	—	—	—	—	419	—	419
Changes in unrealized gains and losses on sales hedging (net of income taxes)	—	—	—	—	—	(26)	(26)
Foreign currency translation adjustment	—	—	—	—	—	52	52
Balance at December 31, 2025	49,592,946	$ 1	$ 814	$ (2,488)	$ 5,279	$ (18)	$ 3,588

See accompanying Notes to Consolidated Financial Statements.

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 419	$ 528	$ 296
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	185	172	176
Impairment of goodwill, intangibles and other assets	45	—	—
Equity-settled share-based compensation	163	89	55
Deferred income taxes	21	(94)	(36)
Unrealized gain on forward interest rate swaps	—	(31)	(9)
Other, net	14	14	3
Changes in operating assets and liabilities:			
Accounts receivable, net	(39)	(181)	249
Inventories, net	54	105	50
Other assets	6	9	(25)
Accounts payable	1	176	(365)
Accrued liabilities	(29)	131	(97)
Deferred revenue	75	(13)	12
Income taxes	(1)	68	(168)
Settlement liability	—	(45)	(180)
Cash receipts on forward interest rate swaps	—	86	26
Other operating activities	3	(1)	9
Net cash provided by (used in) operating activities	917	1,013	(4)
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(1,365)	—	—
Purchases of property, plant and equipment	(86)	(59)	(87)
Proceeds from sale (purchases) of short-term investments	—	5	(4)
Proceeds from the sale of long-term investments	1	—	—
Purchases of long-term investments	(5)	(3)	(1)
Net cash used in investing activities	(1,455)	(57)	(92)
Cash flows from financing activities:			
Proceeds from issuance of debt	347	651	440
Payments of debt	(19)	(694)	(245)
Payment of debt issuance costs, extinguishment costs and discounts	—	(9)	—
Payments for repurchases of common stock	(587)	(47)	(52)
Net payments related to share-based compensation plans	(14)	(30)	(8)
Change in unremitted cash collections from servicing factored receivables	34	(61)	(18)
Net cash (used in) provided by financing activities	(239)	(190)	117
Effect of exchange rate changes on cash and cash equivalents, including restricted cash	1	(3)	—
Net (decrease) increase in cash and cash equivalents, including restricted cash	(776)	763	21
Cash and cash equivalents, including restricted cash, at beginning of period	901	138	117
Cash and cash equivalents, including restricted cash, at end of period	$ 125	$ 901	$ 138
Less restricted cash, included in Prepaid expenses and other current assets	—	—	(1)
Cash and cash equivalents at end of period	$ 125	$ 901	$ 137
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 134	$ 124	$ 252
Interest paid, net of forward interest rate swaps	$ 129	$ 55	$ 111

See accompanying Notes to Consolidated Financial Statements.

ZEBRA TECHNOLOGIES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Description of Business and Basis of Presentation

Zebra Technologies Corporation and its subsidiaries ("Zebra" or the "Company") is a global leader focused on digitizing and automating operations and improving enterprise workflows on the frontline in the automatic identification and data capture offerings industry. We design, manufacture, and sell a broad range of offerings, including cloud-based software subscriptions, that capture and move data. We also provide a full range of services, including maintenance, technical support, repair, managed and professional services. End-users of our offerings include those in retail and e-commerce, manufacturing, transportation and logistics, healthcare, hospitality, public sector, and other industries. We provide our offerings globally through a direct sales force and an extensive network of channel partners.

Effective in the fourth quarter, the Company's reportable segments changed to Connected Frontline ("CF") and Asset Visibility & Automation ("AVA"). This change aligns with how we are operating our business to advance our strategy and the level of detailed financial information reviewed by our chief operating decision-maker going forward. Also effective in the fourth quarter, our segment results exclude share-based compensation expense from the measurement of segment operating income. Historical segment results have been recasted to conform with the current period presentation. These changes did not have an impact on our results of operations, cash flows, or financial condition. Refer to Part I, Item 1 of this document for additional information about our operating segments.

Note 2 Significant Accounting Policies

Principles of Consolidation
These accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the U.S. and include the accounts of Zebra and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Calendar
The Company's fiscal year is a 52-week period ending on December 31. Interim fiscal quarters end on a Saturday and generally include 13 weeks of operating activity. During the 2025 fiscal year, the Company's quarter end dates were March 29, June 28, September 27, and December 31.

Use of Estimates
These consolidated financial statements were prepared using estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period as further discussed in the following footnotes to the Consolidated Financial Statements. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash consists primarily of deposits with banks. Cash equivalents include deposits with banks and other highly liquid investments with original maturities of less than or equal to three months. Cash equivalents are readily convertible to known amounts of cash and are so near their maturity that they present insignificant risk of a change in value because of changes in interest rates.

Accounts Receivable
Accounts receivable consist primarily of amounts due to us from our customers, net of variable consideration and an allowance for doubtful accounts. Collateral on trade accounts receivable is generally not required. The Company maintains an allowance for doubtful accounts for estimated uncollectible accounts receivable that is based on expected credit losses. Expected credit losses are estimated based on historical loss experience, the durations of outstanding trade receivables, and expectations of the future economic environment. Accounts are written off against the allowance account when they are determined to be no longer collectible.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is generally determined based on moving-average cost (which approximates cost on a first-in, first-out basis). Manufactured inventory costs include materials, labor, and manufacturing overhead. Purchased inventory cost also includes internal purchasing overhead costs. Raw material inventories primarily consist of product components as well as supplies used in repair operations. Provisions are made to reduce excess and obsolete inventories to their estimated net realizable values as well as to record liabilities on non-cancellable purchase commitments. These provisions are based on forecasted demand, experience with specific customers or suppliers, the age and nature of the inventory or committed purchase, and the ability to redistribute inventory to other programs or rework it into other consumable inventory as well as renegotiate contractual terms with suppliers.

Property, Plant and Equipment

Property, plant and equipment is stated at cost net of accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the various classes of property, plant and equipment, which are thirty years for buildings and range from three to ten years for all other asset categories. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or ten years.

Leases

The Company recognizes right-of-use ("ROU") assets and lease liabilities for its lease commitments with terms greater than one year. Contractual options to extend or terminate lease agreements are reflected in the lease term when they are reasonably certain to be exercised. The initial measurement of ROU assets and lease liabilities is based on the present value of future lease payments over the lease term as of the commencement date. In determining future lease payments, the Company has elected to not separate lease and non-lease components. As the Company's lease arrangements do not provide an implicit interest rate, we apply the Company's incremental borrowing rate based on the information available at the commencement date in determining the present value of future lease payments. Relevant information used in determining the Company's incremental borrowing rate includes the duration of the lease, the transaction currency of the lease, and the Company's credit risk relative to risk-free market rates. The Company's ROU assets are measured including any initial direct costs incurred, net of lease incentives. The Company's lease agreements do not contain any significant residual value guarantees or restrictive covenants. All leases of the Company are classified as operating leases, with lease expense being recognized on a straight-line basis.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Accounting Standards Codification ("ASC") 740 Topic, *Income Taxes*. Accordingly, deferred income taxes are provided for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company recognizes the benefit of tax positions when it is more likely than not to be sustained on its technical merits. The Company recognizes interest and penalties related to income tax matters as part of income tax expense. The Company has elected consolidated tax filings in certain of its jurisdictions which may allow the group to offset one member's income with losses of other members in the current period and on a carryover basis. The income tax effects of non-inventory intra-entity asset transfers are recognized in the period in which the transfer occurs. The Company classifies its balance sheet accounts by applying jurisdictional netting principles for locations where consolidated tax filing elections are in place.

U.S. tax law contains the Global Intangible Low-Taxed Income ("GILTI"), Base Erosion Anti-Avoidance Tax ("BEAT"), and Deduction for Foreign-Derived Intangible Income ("FDII") provisions, which relate to the taxation of certain foreign income. The Company recognizes its GILTI, BEAT, and FDII inclusions, when applicable, within income tax expense in the year included in its U.S. tax return.

Goodwill

Goodwill is tested annually for impairment, or more frequently if indicators of impairment exist. When evaluating goodwill for impairment as part of our annual assessment, we include consideration of current events and circumstances. Our annual impairment testing also includes a comparison of the estimated fair value of each reporting unit to its carrying value. If the carrying value of a reporting unit exceeds its estimated fair value, goodwill would be considered to be impaired and reduced to its implied fair value. We estimate the fair value of reporting units using a weighted combination of the income and market approaches. The income approach requires management to estimate projected future operating and cash flow results, economic projections, and discount rates. The market approach estimates fair value using comparable marketplace fair value data from a comparable industry group.

As discussed in Note 1, *Description of Business and Basis of Presentation*, the Company changed its operating segments effective beginning in the fourth quarter of 2025. The Company completed its annual goodwill impairment testing in the fourth quarter of 2025 and, also completed testing both immediately before and after its segment change, none of which resulted in an impairment of goodwill. See Note 6, *Goodwill and Other Intangibles* for additional information related to the allocation of goodwill to the new operating segments.

Other Intangible Assets

Other intangible assets consist primarily of technology and patent rights, customer relationships, and trade names. These assets, which are generally acquired through business combinations, are recorded at fair value upon acquisition and amortized on a straight-line basis over the asset's useful life which typically ranges from two to eleven years.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company accounts for long-lived assets in accordance with the provisions of ASC Topic 360, *Property, Plant and Equipment,* which requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the sum of the undiscounted cash flows expected to result from the use and the eventual disposition of the asset. If such assets are impaired, the impairment to be recognized is the excess of the carrying amount over the fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Investments in Securities

The Company's investments primarily include equity securities that are accounted for at cost, adjusted for impairment losses or changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. These investments are primarily in venture capital backed technology companies where the Company's ownership interest is less than 20% and the Company does not have the ability to exercise significant influence. See Note 8, *Investments* for additional information.

Revenue Recognition

Revenues are primarily comprised of sales of hardware, supplies, services, and software offerings. We recognize revenues when we transfer control of promised goods or services to our customers in an amount that reflects the consideration that we expect to receive, which includes estimates of variable consideration, in exchange for those goods or services. We are typically the principal in all elements of our transactions and record Net sales and Cost of sales on a gross basis. Substantially all revenues for tangible products, supplies, and perpetual or term software licenses are recognized at a point in time, which is generally upon shipment, when control and the risks and rewards of ownership have transferred to the customer, and the Company has a contractual right to payment. Revenues for our service offerings and Company-hosted software and solution offerings are typically recognized over time. Our service offerings include repair and maintenance service contracts, as well as professional services such as installation, integration and provisioning that typically occur in the early stages of a project. The average life of an initial repair and maintenance service contract is approximately three years. One year renewals are available thereafter. Professional service arrangements range in duration from a day to several weeks or months.

The Company elects to exclude sales and other governmental taxes that are collected by the Company from a customer, from the transaction price. The Company also considers shipping and handling activities as part of its fulfillment costs and not as a separate performance obligation. See Note 3, *Revenues* for additional information.

Research and Development Costs

Research and development ("R&D") costs include:
- Salaries, benefits, and other R&D personnel related costs;
- Consulting and other outside services used in the R&D process;
- Engineering supplies;
- Engineering related information systems costs; and
- Allocation of building and related costs.

R&D costs are expensed as incurred, including those associated with developing and maintaining software within our customer offerings. The Company typically applies a dynamic and iterative approach to developing customer product and software offerings as well as ongoing software maintenance, and feature and functionality enhancement releases, and accordingly, such costs do not meet capitalization criteria.

Advertising

Advertising costs are expensed as incurred. These costs totaled $27 million, $28 million and $31 million for the years ended 2025, 2024 and 2023, respectively.

Warranties

In general, the Company provides warranty coverage of one year on mobile computers and batteries. Printers are warrantied from one to three years, depending on the product. Advanced data capture products are warrantied from one to five years, depending on the product. Thermal printheads are warrantied from six months to one year, depending on the product, and battery-based products, such as location tags, are covered by a 90-day warranty. Point-of-sale solutions, self-serve kiosks, and interactive touchscreen displays are warrantied from 18 months to five years, depending on the product. A provision for warranty expense is adjusted quarterly based on historical and expected warranty experience.

Contingencies

The Company establishes a liability for loss contingencies when the loss is both probable and estimable. See Note 14, *Accrued Liabilities, Commitments and Contingencies* for additional information.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Our financial assets and liabilities that are accounted for at fair value have generally included our employee deferred compensation plan investments, foreign currency forwards, and interest rate swaps. In accordance with ASC Topic 815, *Derivatives and Hedging* ("ASC 815")*,* we recognize derivative instruments and hedging activities as either assets or liabilities on the Consolidated Balance Sheets and measure them at fair value. Accounting for the gains and losses on our derivatives resulting from changes in fair value is dependent on the use of the derivative and whether it is designated and qualifies for hedge accounting.

The Company utilizes foreign currency forwards to hedge certain foreign currency exposures. We use broker quotations or market transactions, in either the listed or over-the-counter markets, to value our foreign currency exchange contracts. The Company also periodically utilizes interest rate swaps to hedge a portion of the variability in future cash flows on debt. We use relevant observable market inputs at quoted intervals, such as forward yield curves and the Company's own credit risk, to value our interest rate swaps. See Note 11, *Derivative Instruments* for additional information on the Company's derivatives and hedging activities.

The Company's securities held for its deferred compensation plans are measured at fair value using quoted prices in active markets for identical assets. If active markets for identical assets are not available to determine fair value, then we use quoted prices for similar assets or inputs that are observable either directly or indirectly.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable approximate fair value due to the short-term nature of those financial instruments. See Note 10, *Fair Value Measurements* for information related to financial assets and liabilities carried at fair value.

Share-Based Compensation

The Company has share-based compensation plans and an employee stock purchase plan under which shares of Class A Common Stock are available for future grant and purchase. The Company recognizes compensation costs over the required service period of awards, which is typically three years; subject to certain employment conditions. These costs are recognized net of estimated forfeitures. Compensation costs associated with awards with graded vesting terms are recognized on a straight-line basis. See Note 15, *Share-Based Compensation* for additional information.

Foreign Currency Translation

The balance sheet accounts of the Company's subsidiaries that have not designated the U.S. Dollar as its functional currency are translated into U.S. Dollars using the period-end exchange rate, and statement of earnings items are translated using the average exchange rate for the period. The resulting translation gains or losses are recorded in Stockholders' equity as a cumulative translation adjustment, which is a component of accumulated comprehensive loss ("AOCI") within the Consolidated Balance Sheets.

Acquisitions

We account for acquired businesses using the acquisition method of accounting which requires that the purchase price be allocated to the identifiable assets acquired and liabilities assumed, generally measured at their estimated fair values. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill. The estimates used to determine the fair values of long-lived assets, such as intangible assets, can be complex and require judgment. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from revenues and the determination of discount rates. Management's estimates of fair value are based on estimates and assumptions utilized as part of the purchase price allocation process and are believed to be reasonable; however, elements of these estimates and assumptions are inherently uncertain and subject to refinement during the measurement period, which is up to one year after the acquisition date.

Recently Adopted Accounting Pronouncements

In the current year, the Company adopted Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires an annual tabular effective tax rate reconciliation disclosure including information for specified categories and jurisdiction levels, as well as disclosure of income taxes paid, net of refunds received, disaggregated by federal, state/local, and significant foreign jurisdiction. This ASU was applied retrospectively and did not have an impact on our results of operations, cash flows, or financial condition.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of certain categories of expenses that are included within expense captions presented on the Consolidated Statements of Operations on an annual and interim basis. This ASU will be effective for the Company's fiscal December 31, 2027 year-end and interim periods thereafter, with early adoption permitted. We are assessing the impact of this guidance on our disclosures; it will not have an impact on our results of operations, cash flows, or financial condition.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to assume that current conditions as of the balance sheet date will remain unchanged while estimating the expected credit losses on accounts receivables and contract assets. This ASU will be effective for the Company beginning in 2026. We have assessed the impact of this ASU and do not expect it to have a significant impact to the Company's consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends the criteria for capitalizing internal-use software development costs. This ASU will be effective for the Company beginning in 2028, with early adoption permitted. While we are currently assessing the impact of this ASU, we do not expect it to have a significant impact to the Company's consolidated financial statements.

Note 3 Revenues

The Company recognizes revenue to depict the transfer of goods, services or software solutions to a customer at an amount that reflects the consideration which it expects to receive. To determine total expected consideration, the Company estimates elements of variable consideration, which primarily include product rights of return, rebates, and other incentives. These estimates are developed using the expected value method and are reviewed and updated, as necessary, at each reporting period. Revenues, inclusive of variable consideration, are recognized to the extent it is probable that a significant reversal in cumulative revenues recognized will not occur in future periods.

We enter into contracts that may include combinations of tangible products, services, and software solutions, which are generally capable of being distinct and accounted for as separate performance obligations. We evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract has more than one performance obligation. This evaluation requires judgment, and the decision to combine a group of contracts or separate the combined or single contract into multiple distinct performance obligations may impact the amount of revenue recorded in a reporting period. We deem performance obligations to be distinct if the customer can benefit from the product or service on its own or together with readily available resources ("capable of being distinct") and if the transfer of products, services, or software solutions is separately identifiable from other promises in the contract ("distinct within the context of the contract").

For contract arrangements that include multiple performance obligations, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative standalone selling prices for each performance obligation. In general, standalone selling prices are observable for tangible products and software licenses, while standalone selling prices for professional services, repair and maintenance services, and solutions are developed primarily with an expected cost-plus margin approach. Regional pricing, marketing strategies, and business practices are evaluated to derive estimated standalone selling prices.

The Company recognizes revenue for each performance obligation upon transfer of control of the promised goods or services. Control is deemed to have been transferred when the customer has the ability to direct the use of and has obtained substantially all of the remaining benefits from the goods and services. The determination of whether control transfers at a point in time or over time requires judgment and includes our consideration of the following: 1) whether the customer simultaneously receives and consumes the benefits provided as the Company performs its promises; 2) whether the Company's performance creates or enhances an asset that is under control of the customer; and 3) whether the Company's performance does not create an asset with an alternative use to the Company, while the Company has an enforceable right to payment for its performance completed to date.

Revenues for tangible products are generally recognized upon shipment, whereas revenues for services are generally recognized over time by using an output or time-based method, assuming all other criteria for revenue recognition have been met. Revenues for software are recognized either upon delivery or over time using a time-based method, depending on how control is transferred to the customer. In cases where a bundle of products, services, and/or software are delivered to the customer, judgment is required to select the method of progress which best reflects the transfer of control.

Disaggregation of Revenue

The following table presents our Net sales disaggregated by product category for each of our segments, CF and AVA, for the years ended December 31, 2025, 2024 and 2023 (in millions):

	Year Ended December 31, 2025		
Segment	Tangible Products	Services and Software	Total
CF	$ 2,156	$ 804	$ 2,960
AVA	2,262	174	2,436
Total	$ 4,418	$ 978	$ 5,396

	Year Ended December 31, 2024		
Segment	Tangible Products	Services and Software	Total
CF	$ 1,916	$ 798	$ 2,714
AVA	2,100	167	2,267
Total	$ 4,016	$ 965	$ 4,981

	Year Ended December 31, 2023		
Segment	Tangible Products	Services and Software	Total
CF	$ 1,522	$ 758	$ 2,280
AVA	2,143	161	2,304
Total	$ 3,665	$ 919	$ 4,584

In addition, refer to Note 20, *Segment Information & Geographic Data* for Net sales to customers by geographic region.

Performance Obligations

The Company's remaining performance obligations relate to services and software solutions. The aggregated transaction price allocated to remaining performance obligations for arrangements with an original term exceeding one year was $1.17 billion and $1.19 billion, inclusive of deferred revenue, as of December 31, 2025 and 2024, respectively. On average, remaining performance obligations as of December 31, 2025 and 2024 are expected to be recognized over a period of approximately two years.

Contract Balances

Progress on satisfying performance obligations under contracts with customers related to billed revenues is reflected on the Consolidated Balance Sheets in Accounts receivable, net. Progress on satisfying performance obligations under contracts with customers related to unbilled revenues ("contract assets") is reflected on the Consolidated Balance Sheets as Prepaid expenses and other current assets for revenues expected to be billed within the next twelve months, and Other long-term assets for revenues expected to be billed thereafter. The total contract asset balances were $12 million and $11 million as of December 31, 2025 and 2024, respectively. These contract assets result from timing differences between billing and satisfying performance obligations, inclusive of any impacts from the allocation of the transaction price among performance obligations for contracts that include multiple performance obligations. Contract assets are evaluated for impairment, and no impairment losses have been recognized during the years ended December 31, 2025, 2024 and 2023, respectively.

Deferred revenue on the Consolidated Balance Sheets consists of payments and billings in advance of our performance. The combined short-term and long-term deferred revenue balances were $842 million and $757 million as of December 31, 2025 and 2024, respectively. The Company recognized $441 million, $455 million and $432 million in revenue that was previously included in the beginning balance of deferred revenue during the years ended December 31, 2025, 2024 and 2023, respectively.

Our payment terms vary by the type and location of our customer and the products, services, or software solutions offered. The time between invoicing and when payment is due is not significant. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts do not include a significant financing component.

Costs to Obtain a Contract
Our incremental direct costs of obtaining a contract, which consist of sales commissions and incremental fringe benefits, are deferred and amortized over the weighted-average contract term. The incremental costs to obtain a contract are derived at a portfolio level and amortized on a straight-line basis. The total ending balance of deferred costs to obtain a contract, which are recorded in Prepaid expenses and other current assets or Other long-term assets on the Consolidated Balance Sheets, depending on the timing of expected amortization, was $32 million and $38 million as of December 31, 2025 and 2024, respectively. Amortization expense, which is recorded in Selling and marketing expense on the Consolidated Statements of Operations, was $30 million, $29 million and $26 million during the years ended December 31, 2025, 2024 and 2023, respectively. Incremental costs of obtaining a contract are expensed as incurred if the amortization period would be less than one year.

Note 4 Inventories

The categories of Inventories, net are as follows (in millions):

	December 31, 2025	December 31, 2024
Raw materials [1]	$ 230	$ 248
Work in process	7	4
Finished goods	492	441
Total Inventories, net	$ 729	$ 693

(1) Raw material inventories primarily consist of product components as well as supplies used in repair operations.

Note 5 Business Acquisitions

Elo
On September 30, 2025, the Company acquired all of the equity interests in Elo Holdings, Inc. ("Elo"), an innovator of solutions that engage customers, enhance self-service, and accelerate automation across a wide range of end markets. Through its acquisition, the Company expanded its portfolio of self-service and consumer-facing workflow offerings.

The acquisition was accounted for under the acquisition method of accounting for business combinations. The Company's purchase consideration was $1,303 million comprised of cash paid, net of Elo's cash on-hand.

The Company utilized estimated fair values as of the acquisition date to allocate the purchase consideration to the identifiable assets acquired and liabilities assumed. The fair value of the net assets acquired was based on several estimates and assumptions, as well as customary valuation techniques, primarily the excess earnings method for technology, the distributor method for customer relationships and the relief from royalty method for trade names. While we believe these estimates provide a reasonable basis to record the net assets acquired, the purchase price allocation is considered preliminary and subject to adjustment during the measurement period, which is up to one year from the acquisition date. The primary fair value estimates still considered preliminary as of December 31, 2025 include intangible assets and income tax-related items.

The preliminary purchase price allocation to assets acquired and liabilities assumed was as follows (in millions):

Identifiable intangible assets	$ 501
Inventory	96
Accounts receivable	59
Other assets acquired	41
Deferred tax liabilities	(62)
Accounts payable	(48)
Other liabilities assumed	(60)
Net assets acquired	$ 527
Goodwill on acquisition	776
Total purchase price	$ 1,303

The $776 million of goodwill, which is non-deductible for tax purposes, has been allocated to the CF segment and principally relates to the planned global expansion and integration of Elo into the Company's self-service and consumer-facing workflow offerings.

The purchase price allocation to identifiable intangible assets acquired was as follows:

	Fair Value (in millions)	Useful Life (in years)
Technology	$ 277	7
Customer relationships	206	10
Trade name	18	3
Total identifiable intangible assets	$ 501	

The operating results have been included in the Company's Consolidated Balance Sheets and Statements of Operations beginning on the acquisition date. Since the September 30, 2025 acquisition, Elo contributed approximately $96 million of Zebra's consolidated net sales.

The unaudited pro forma net sales of Zebra, assuming that the Elo acquisition was completed on January 1, 2024, were $5,711 million and $5,350 million during the fiscal years ended December 31, 2025 and 2024, respectively. Such unaudited pro forma financial information may not be indicative of the results that would have been obtained had the Elo acquisition actually occurred at the beginning of 2024, nor is it intended to be a projection of future results.

Photoneo
On February 28, 2025, the Company acquired all of the equity interests in Photoneo, a leading developer and manufacturer of 3D machine vision offerings.

The acquisition was accounted for under the acquisition method of accounting for business combinations. The Company's cash purchase consideration of $62 million was primarily allocated to technology-related intangible assets of $17 million, customer relationship assets of $6 million, and goodwill of $34 million. The technology-related intangible assets and customer relationship assets each have estimated useful lives of 7 years.

The Company utilized estimated fair values as of the acquisition date to allocate the total purchase consideration to the identifiable assets acquired and liabilities assumed. The fair value of the net assets acquired was based on several estimates and assumptions, as well as customary valuation techniques, primarily the excess earnings method for technology and the distributor method for customer relationships.

The $34 million of goodwill, which is deductible for tax purposes, has been allocated to the AVA segment and principally relates to the expansion of our machine vision offerings across several industries.

Acquisition and integration costs
The Company incurred $24 million, $6 million and $6 million of acquisition-related costs during the years ended December 31, 2025, 2024 and 2023, respectively. These costs are included within Acquisition and integration costs on the Consolidated Statements of Operations and are primarily related to third-party transaction and advisory fees, and integration activities associated with our business acquisitions.

Note 6 Goodwill and Other Intangibles

Goodwill
Changes in the net carrying value of goodwill by segment were as follows (in millions):

	CF	AVA	Total
Goodwill as of December 31, 2024	$ 2,085	$ 1,806	$ 3,891
Elo acquisition	776	—	776
Photoneo acquisition	—	34	34
Foreign exchange impact	3	23	26
Goodwill as of December 31, 2025	$ 2,864	$ 1,863	$ 4,727

As discussed in Note 1, *Description of Business and Basis of Presentation*, the Company changed its operating segments effective in the fourth quarter of 2025. Existing goodwill was reallocated to the new reporting units on a relative fair value basis. No events occurred during the fiscal years ended 2025, 2024 or 2023 that indicated it was more likely than not that our goodwill was impaired. See Note 5, *Business Acquisitions* for further details related to the Company's acquisitions and purchase price allocations.

Other Intangibles, net
The balances in Other Intangibles, net consisted of the following (in millions):

	As of December 31, 2025			As of December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization & Impairment	Net	Gross Carrying Amount	Accumulated Amortization & Impairment	Net
Amortized intangible assets						
Technology and patents	$ 1,248	$ (843)	$ 405	$ 949	$ (737)	$ 212
Customer and other relationships	1,079	(693)	386	857	(647)	210
Trade names	85	(67)	18	65	(65)	—
Total	$ 2,412	$ (1,603)	$ 809	$ 1,871	$ (1,449)	$ 422

Amortization expense was $114 million, $104 million and $104 million for years ended December 31, 2025, 2024 and 2023, respectively.

In relation to the Company's decision to dispose of or exit its robotics automation solutions business, we recognized an impairment loss of $34 million on our technology and patent-related intangible assets during the year ended December 31, 2025. See Note 9, *Exit and Restructuring Costs* for additional information.

Estimated future intangible asset amortization expense is as follows (in millions):

Year Ended December 31,	
2026	$ 149
2027	135
2028	122
2029	94
2030	86
Thereafter	223
Total	$ 809

Note 7 Property, Plant and Equipment

Property, plant and equipment, net is comprised of the following (in millions):

	December 31,	
	2025	2024
Buildings	$ 114	$ 99
Land	8	7
Machinery and equipment	422	377
Furniture and office equipment	35	33
Software and computer equipment	79	107
Leasehold improvements	141	115
Projects in progress	60	43
Property, plant and equipment, gross	$ 859	$ 781
Less accumulated depreciation	(506)	(476)
Property, plant and equipment, net	$ 353	$ 305

Depreciation expense was $71 million, $68 million and $72 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 8 Investments

A rollforward of the Company's long-term investments is as follows (in millions):

	Year Ended December 31,					
	2025		2024		2023	
Balance at the beginning of the period	$	110	$	113	$	113
Loss on long-term investments		(11)		(6)		(1)
Purchases of long-term investments		5		3		1
Proceeds from sale of long-term investments		(1)		—		—
Balance at the end of the period	$	103	$	110	$	113

The carrying value of the Company's long-term investments are included in Other long-term assets on the Consolidated Balance Sheets. Net gains and losses are included within Other expense, net on the Consolidated Statements of Operations.

Note 9 Exit and Restructuring Costs

In the fourth quarter of 2025, the Company decided to dispose of or exit its robotics automation solutions business in an effort to better align resources with its strategic priorities. In relation to this decision, the Company incurred approximately $55 million in total one-time costs during the year ended December 31, 2025, principally consisting of long-lived asset impairments of $45 million, including an intangible asset impairment of $34 million, an ROU lease asset impairment of $8 million, and property, plant and equipment impairment of $3 million. The other one-time costs consisted of employee severance and working capital charges.

In the fourth quarter of 2025, the Company committed to organizational design changes intended to better meet its strategic objectives and improve cost efficiency (referred to as the "2025 Productivity Plan"), principally within the Europe, Middle East, and Africa ("EMEA") and North America regions. Exit and restructuring charges associated with the 2025 Productivity Plan, which primarily consisted of employee severance and benefits, were $21 million during the year ended December 31, 2025.

The one-time costs associated with the planned disposal or exit of our robotics automation solutions business and the 2025 Productivity Plan are classified within Exit and restructuring on the Consolidated Statements of Operations.

The Company's outstanding payment obligations of $23 million associated with the above actions are reflected within Accrued liabilities on the Consolidated Balance Sheets.

A rollforward of the liability associated with the Company's Exit and restructuring activities is as follows (in millions):

	Year Ended December 31,					
	2025		2024		2023	
Balance as of the beginning of the year	$	4	$	22	$	9
Exit and restructuring charges, excluding long-lived asset impairments and working capital charges		27		17		98
Non-cash utilization		—		(3)		(13)
Cash payments		(8)		(32)		(72)
Balance as of the end of the year	$	23	$	4	$	22

Exit and restructuring costs incurred during the years ended December 31, 2024 and 2023 related to the Company's 2022 Productivity Plan and 2023 voluntary retirement plan.

Note 10 Fair Value Measurements

Financial assets and liabilities are measured using inputs from three levels of the fair value hierarchy in accordance with ASC Topic 820, *Fair Value Measurements*. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into the following three broad levels:

- Level 1: Quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs (e.g. U.S. Treasuries and money market funds).

- Level 2: Observable prices that are based on inputs not quoted in active markets but corroborated by market data.

- Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs. In addition, the Company considers counterparty credit risk in the assessment of fair value.

The Company's financial assets and liabilities carried at fair value as of December 31, 2025 are classified below (in millions):

	Level 1	Level 2	Level 3	Total
Assets:				
Investments related to the deferred compensation plan	$ 48	$ —	$ —	$ 48
Total Assets at fair value	$ 48	$ —	$ —	$ 48
Liabilities:				
Foreign exchange contracts [1]	$ 2	$ 5	$ —	$ 7
Liabilities related to the deferred compensation plan	48	—	—	48
Total Liabilities at fair value	$ 50	$ 5	$ —	$ 55

The Company's financial assets and liabilities carried at fair value as of December 31, 2024 are classified below (in millions):

	Level 1	Level 2	Level 3	Total
Assets:				
Foreign exchange contracts [1]	$ 1	$ 30	$ —	$ 31
Investments related to the deferred compensation plan	41	—	—	41
Total Assets at fair value	$ 42	$ 30	$ —	$ 72
Liabilities:				
Liabilities related to the deferred compensation plan	41	—	—	41
Total Liabilities at fair value	$ 41	$ —	$ —	$ 41

(1) The fair value of the foreign exchange contracts is calculated as follows:
- Fair value of forward contracts associated with forecasted sales hedges is calculated using the period-end exchange rate adjusted for current forward points (Level 2).
- Fair value of hedges against net assets denominated in foreign currencies is calculated at the period-end exchange rate adjusted for current forward points (Level 2). Except, if the hedge has matured but not yet settled as of period end, then the fair value is calculated at the amount at which the hedge is being settled (Level 1).

Note 11 Derivative Instruments

In the normal course of business, the Company is exposed to global market risks, including the effects of changes in foreign currency exchange rates and interest rates. The Company commonly uses derivative instruments to manage its exposure to such risks and may elect to designate certain derivatives as hedging instruments under ASC 815. The Company formally documents all relationships between designated hedging instruments and hedged items as well as its risk management objectives and strategies for undertaking hedge transactions. The Company does not hold or issue derivatives for trading or speculative purposes.

In accordance with ASC 815, the Company recognizes derivative instruments as either assets or liabilities on the Consolidated Balance Sheets and measures them at fair value. The following table presents the fair value of its derivative instruments (in millions):

	Balance Sheets Classification	Asset (Liability)	
		Fair Values as of December 31,	
		2025	2024
Derivative instruments designated as hedges:			
Foreign exchange contracts	Prepaid expenses and other current assets	$ —	$ 30
Foreign exchange contracts	Accrued liabilities	(5)	—
Total derivative instruments designated as hedges		$ (5)	$ 30
Derivative instruments not designated as hedges:			
Foreign exchange contracts	Prepaid expenses and other current assets	$ —	$ 1
Foreign exchange contracts	Accrued liabilities	(2)	—
Total derivative instruments not designated as hedges		$ (2)	$ 1
Total net derivative (liability) asset		$ (7)	$ 31

The following table presents the net gains (losses) from changes in fair values of derivatives that are not designated as hedges (in millions):

	Statements of Operations Classification	Gains (Losses) Recognized in Income		
		Year Ended December 31,		
		2025	2024	2023
Derivative instruments not designated as hedges:				
Foreign exchange contracts	Foreign exchange (loss) gain	$ (24)	$ 4	$ (4)
Forward interest rate swaps	Interest expense, net	—	31	9
Total net (loss) gain recognized in income		$ (24)	$ 35	$ 5

Activities related to derivative instruments are reflected within Net cash provided by (used in) operating activities on the Consolidated Statements of Cash Flows.

Credit and Market Risk Management
Financial instruments, including derivatives, expose the Company to counterparty credit risk of nonperformance and to market risk related to currency exchange rate and interest rate fluctuations. The Company manages its exposure to counterparty credit risk by establishing minimum credit standards, diversifying its counterparties, and monitoring its concentrations of credit. The Company's counterparties are commercial banks with expertise in derivative financial instruments. The Company evaluates the impact of market risk on the fair value and cash flows of its derivative and other financial instruments by considering reasonably possible changes in interest rates and currency exchange rates. The Company continually monitors the creditworthiness of the customers to which it grants credit terms in the normal course of business. The terms and conditions of the Company's credit policies are designed to mitigate concentrations of credit risk.

The Company's master netting and other similar arrangements with the respective counterparties allow for net settlement under certain conditions, which are designed to reduce credit risk by permitting net settlement with the same counterparty. We present the assets and liabilities of our derivative financial instruments, for which we have net settlement agreements in place, on a net basis on the Consolidated Balance Sheets. If the derivative financial instruments had been presented gross on the Consolidated Balance Sheets, the asset and liability positions would not have been significantly different as of December 31, 2025 or December 31, 2024.

Foreign Currency Exchange Risk Management
The Company conducts business on a multinational basis in a variety of foreign currencies. Exposure to market risk for changes in foreign currency exchange rates arises primarily from Euro-denominated external revenues, cross-border financing activities between subsidiaries, and foreign currency denominated monetary assets and liabilities. The Company manages its objective of preserving the economic value of non-functional currency denominated cash flows by initially hedging transaction exposures with natural offsets and, once these opportunities have been exhausted, through foreign exchange forward and option contracts, as deemed appropriate.

The Company manages the exchange rate risk of anticipated Euro-denominated sales using forward contracts, which typically mature within twelve months of execution. The Company designates these derivative contracts as cash flow hedges. Unrealized gains and losses on these contracts are deferred in AOCI on the Consolidated Balance Sheets until the contract is settled and the hedged sale is realized. The realized gain or loss is then recorded as an adjustment to Net sales on the Consolidated Statements of Operations. Realized amounts reclassified to Net sales were $39 million of losses for the year ended December 31, 2025, $11 million of gains for the year ended December 31, 2024 and $15 million of losses for the year ended December 31, 2023. As of December 31, 2025 and 2024, the notional amounts of the Company's foreign exchange cash flow hedges were €582 million and €592 million, respectively. The Company has reviewed its cash flow hedges for effectiveness and determined that they are highly effective.

The Company uses forward contracts, which are not designated as hedging instruments, to manage its exposures related to net assets denominated in foreign currencies. These forward contracts typically mature within one month after execution. Monetary gains and losses on these forward contracts are recorded in income and are generally offset by the transaction gains and losses related to their net asset positions. The notional values and the net fair values of these outstanding contracts were as follows (in millions):

	December 31,			
	2025		2024	
Notional balance of outstanding contracts:				
British Pound/U.S. Dollar	£	14	£	5
Euro/U.S. Dollar	€	92	€	146
Euro/Czech Koruna	€	13	€	16
Japanese Yen/U.S. Dollar	¥	395	¥	360
Singapore Dollar/U.S. Dollar	S$	16	S$	23
Mexican Peso/U.S. Dollar	Mex$	250	Mex$	142
Polish Zloty/U.S. Dollar	zł	71	zł	53
Net fair value of (liabilities) assets of outstanding contracts	$	(2)	$	1

Interest Rate Risk Management

The Company is exposed to market risk associated with interest rate payments on its borrowings under a term loan ("Term Loan A"), Revolving Credit Facility, and Receivables Financing Facility, which bear interest at variable rates plus applicable margins. The Company manages its exposure to changes in interest rates on variable rate borrowings by periodically utilizing interest rate swaps to economically hedge interest rate exposure based on current and projected market conditions.

The Company had no active interest rate swap agreements during the year ended December 31, 2025.

In 2024, the Company terminated all of its interest rate swap agreements, none of which were designated as hedges, resulting in a $77 million cash receipt that is classified within Cash flows from operating activities on the Consolidated Statements of Cash Flows. Total cash receipts for the fiscal year ended 2024 were $86 million.

Note 12 Long-Term Debt

The following table shows the carrying value of the Company's debt (in millions):

	December 31,		
	2025		**2024**
Term Loan A	$ 1,575	$	1,575
Senior Notes	500		500
Revolving Credit Facility	275		—
Receivables Financing Facility	161		108
Total debt	$ 2,511	$	2,183
Less: Unamortized debt issuance costs	(8)		(9)
Less: Unamortized discounts	(2)		(3)
Less: Current portion of debt	(141)		(79)
Total long-term debt	$ 2,361	$	2,092

As of December 31, 2025, the future maturities of debt are as follows (in millions):

2026	$	141
2027		1,870
2028		—
2029		—
2030		—
Thereafter		500
Total future maturities of debt	$	2,511

All borrowings as of December 31, 2025 were denominated in U.S. Dollars.

The estimated fair value of the Company's debt approximated $2.5 billion and $2.2 billion as of December 31, 2025 and 2024, respectively. These fair value amounts, developed based on inputs classified as Level 2 within the fair value hierarchy, represent the estimated value at which the Company's lenders could trade its debt within the financial markets and do not represent the settlement value of these liabilities to the Company. The fair value of debt will continue to vary each period based on a number of factors, including fluctuations in market interest rates as well as changes to the Company's credit ratings.

Term Loan A
The principal on Term Loan A is due in quarterly installments, with the next quarterly installment due in the first quarter of 2026 and the majority due upon maturity on May 25, 2027. The Company has made and may make prepayments in whole or in part, without premium or penalty, and would be required to prepay certain outstanding amounts in the event of certain circumstances or transactions. As of December 31, 2025, the Term Loan A interest rate was 4.97%. Interest payments are made monthly and are subject to variable rates plus an applicable margin.

Senior Notes
The Company's senior unsecured notes (the "Senior Notes") have a 6.5% fixed interest rate. The Senior Notes mature on June 1, 2032, and interest is payable semi-annually in arrears in June and December of each year. The Company has the option to or could be required to prepay certain outstanding amounts in the event of certain circumstances or transactions.

The Senior Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of Zebra's existing and future subsidiaries. The Senior Notes contain covenants that, among other things, limit the ability of Zebra to: (i) grant or incur liens; (ii) have its subsidiaries guarantee debt without becoming guarantors; and (iii) merge or consolidate with another company or sell all or substantially all of its assets.

Revolving Credit Facility
The Company has a Revolving Credit Facility that is available for working capital and other general business purposes, including letters of credit. As of December 31, 2025, the Company had letters of credit totaling $10 million, which reduced remaining funds available for borrowings under the Revolving Credit Facility to $1,215 million. As of December 31, 2025, the Revolving Credit Facility had an average interest rate of 4.79%. Upon borrowing, interest payments are made monthly and are subject to variable rates plus an applicable margin. The Revolving Credit Facility matures on May 25, 2027.

Receivables Financing Facility

As of December 31, 2025, the Company has a Receivables Financing Facility with a borrowing limit of up to $180 million. As collateral, the Company pledges perfected first-priority security interests in its U.S. domestically originated accounts receivable. The Company has accounted for transactions under this facility as secured borrowings. The receivables financing facility matures on March 19, 2027.

As of December 31, 2025, the Company's Consolidated Balance Sheets included $738 million of gross trade receivables that were pledged under the facility. As of December 31, 2025, $161 million had been borrowed, of which $53 million was classified as current. Borrowings under the facility bear interest at a variable rate plus an applicable margin. As of December 31, 2025, the facility had an average interest rate of 4.74%. Interest is paid monthly on these borrowings.

The Company's borrowings described above include terms and conditions that limit the incurrence of additional borrowings and require that certain financial ratios be maintained at designated levels.

As of December 31, 2025, the Company was in compliance with all debt covenants.

Note 13 Leases

The Company leases various manufacturing and repair facilities, distribution centers, research facilities, sales and administrative offices, equipment, and vehicles. All leases are classified as operating leases with remaining terms of up to 10 years, with certain leases containing renewal options and termination options. The Company records ROU assets and lease liabilities on the Consolidated Balance Sheets associated with the fixed lease and non-lease payments of leases with terms greater than one year.

The following table presents activities associated with our leases (in millions):

	December 31,		
	2025	**2024**	**2023**
Fixed lease expenses	$ 48	$ 50	$ 52
Variable lease expenses	17	20	35
Total lease expenses	$ 65	$ 70	$ 87
Cash paid for leases	$ 67	$ 72	$ 82
ROU assets obtained in exchange for lease obligations	$ 30	$ 44	$ 55
Reductions of ROU assets and lease liabilities	(2)	(7)	(1)
Net non-cash increases to ROU assets and lease liabilities	$ 28	$ 37	$ 54
ROU asset impairments	$ 8	$ —	$ —

Variable lease expenses incurred were not included in the measurement of the Company's ROU assets and lease liabilities. These expenses consisted primarily of distribution center service costs that were based on product distribution volumes, as well as non-fixed common area maintenance, real estate taxes, and other operating costs associated with various facility leases. Expenses related to short-term leases were not significant.

Cash payments for leases are included within Net cash provided by (used in) operating activities on the Consolidated Statements of Cash Flows.

ROU assets obtained in exchange for lease obligations include new lease arrangements entered into by the Company, contract modifications that extend lease terms and/or provide us additional rights, changes in assessments that render it reasonably certain that lease renewal options will be exercised based on facts and circumstances that arose during the period, as well as lease arrangements obtained through acquisitions.

Reductions of the Company's ROU assets and lease liabilities generally relate to contract modifications to lease agreements that result in a reduction to future minimum lease payments, as well as changes in assessments that render it no longer reasonably certain that lease renewal options will be exercised based on facts and circumstances that arose during the period.

In relation to the Company's decision to dispose of or exit its robotics automation solutions business, we recognized an impairment loss of $8 million on an ROU asset during the year ended December 31, 2025. See Note 9, *Exit and Restructuring Costs* for additional information related to the financial statement impacts of these actions.

The weighted average remaining term of the Company's leases was approximately 5 years as of December 31, 2025 and 6 years each as of December 31, 2024 and 2023. The weighted average discount rate used to measure the ROU assets and lease liabilities was approximately 6% each as of December 31, 2025, 2024 and 2023.

Future minimum lease payments under non-cancellable leases as of December 31, 2025 were as follows (in millions):

2026	$	49
2027		41
2028		38
2029		32
2030		26
Thereafter		48
Total future minimum lease payments	$	234
Less: Interest		(39)
Present value of lease liabilities	$	195
Reported as of December 31, 2025:		
Current portion of lease liabilities	$	38
Long-term lease liabilities		157
Present value of lease liabilities	$	195

The current portion of lease liabilities is included within Accrued liabilities on the Consolidated Balance Sheets.

Revenues earned from lease arrangements under which the Company is a lessor during the years ended December 31, 2025, 2024 and 2023 were not significant.

Note 14 Accrued Liabilities, Commitments and Contingencies

Accrued Liabilities
The components of Accrued liabilities are as follows (in millions):

	December 31,			
	2025		**2024**	
Incentive compensation	$	150	$	174
Unremitted cash collections due to banks on factored accounts receivable		84		51
Payroll and benefits		75		76
Customer rebates		63		56
Current portion of lease liabilities		38		36
Current portion of warranty liabilities		28		26
Freight and duty		26		12
Exit and restructuring		23		4
Other		71		68
Accrued liabilities	$	558	$	503

Warranties

The following table is a summary of the Company's warranty obligations (in millions):

	Year Ended December 31,					
Warranty Reserve		**2025**		**2024**		**2023**
Balance at the beginning of the year	$	26	$	27	$	26
Acquisitions		2		—		—
Warranty expense		39		28		29
Warranties fulfilled		(33)		(29)		(28)
Balance at the end of the year	$	34	$	26	$	27

The current and long-term portions of our warranty obligations, detailed in the table above, are included on the Consolidated Balance Sheets within Accrued liabilities and Other long-term liabilities, respectively.

Commitments

The Company has a limited number of multi-year purchase commitments, primarily related to semiconductors and cloud services, which contain minimum purchase requirements and are non-cancellable. Commitments under these multi-year contracts, which exclude routine purchase orders for goods and services, are as follows (in millions):

2026	$	59
2027		35
2028		3
2029		1
2030		1
Thereafter		2
Total	$	101

We record a liability for non-cancellable purchase commitments for quantities in excess of our forecasted demand consistent with the assessment of net realizable value of our inventory. There was no liability for these purchase commitments as of December 31, 2025 or 2024.

Contingencies

The Company is subject to a variety of investigations, claims, suits, and other legal proceedings that arise from time to time in the ordinary course of business, including but not limited to, intellectual property, employment, tort, and breach of contract matters. The Company currently believes that the outcomes of such proceedings, individually and in the aggregate, will not have a material adverse impact on its business, cash flows, financial position, or results of operations. Any legal proceedings are subject to inherent uncertainties, and the Company's view of these matters and their potential effects may change in the future. The Company records a liability for contingencies when a loss is deemed to be probable and the loss can be reasonably estimated.

Note 15 Share-Based Compensation

The Company issues share-based compensation awards under the Zebra Technologies 2018 Long-Term Incentive Plan ("2018 Plan"), approved by shareholders in 2018, which superseded and replaced all prior share-based incentive plans. Outstanding awards issued prior to the 2018 Plan are governed by the provisions of those plans until such awards have been exercised, forfeited, cancelled, expired, or otherwise terminated in accordance with their terms. Awards available under the 2018 Plan include stock-settled awards, including stock-settled restricted stock units, stock-settled performance stock units, restricted stock awards, performance share awards, stock appreciation rights, incentive stock options, and non-qualified stock options. Awards available under the 2018 Plan also include cash-settled awards, including cash-settled stock appreciation rights, cash-settled restricted stock units, and cash-settled performance stock units.

The Company uses treasury shares as its source for issuing shares under the share-based compensation programs. As of December 31, 2025, the Company had 1,279,139 shares of Class A Common Stock remaining available to be issued under the 2018 Plan.

The compensation expense from the Company's share-based compensation plans and associated income tax benefit, excluding the effects of excess tax benefits or shortfalls, are included in the Consolidated Statements of Operations as follows (in millions):

Compensation costs and related income tax benefit		Year Ended December 31,					
		2025		2024		2023	
Cost of sales	$	12	$	9	$	6
Selling and marketing		36		27		16
Research and development		51		36		25
General and administration		76		38		19
Total compensation expense	$	175	$	110	$	66
Income tax benefit	$	29	$	18	$	13

As of December 31, 2025, the total unearned compensation cost related to the Company's share-based compensation plans was $138 million, which will be recognized over the weighted average remaining service period of approximately 1.4 years.

The majority of the Company's share-based compensation awards are issued as part of its employee and non-employee director incentive program each fiscal year. Beginning in 2025, the annual employee equity incentive awards were granted in the first quarter. The non-employee director equity awards will continue to be granted in the second quarter. The Company also issues awards associated with recently acquired companies and other off-cycle events. The majority of the Company's share-based compensation is comprised of stock-settled awards. The Company's 2025 award agreement provisions resulted in accelerated recognition of compensation cost in the year of award as compared to previous awards.

Stock-settled awards

The Company's awards are typically time-vested with stock-settled RSUs vesting ratably in three annual installments and stock-settled PSUs vesting at the end of the three-year period. Upon vesting, stock-settled RSUs and PSUs convert to shares of Class A Common Stock that are released to participants.

Compensation cost is calculated as the fair market value of the Company's Class A Common Stock on the grant date multiplied by the number of units granted, net of estimated forfeitures. The expected attainment of the performance goals for the stock-settled PSUs is reviewed at the end of each reporting period, with adjustments recorded to compensation expense in the Consolidated Statements of Operations, as necessary.

A summary of the Company's restricted and performance stock-settled awards for the years ended December 31, 2025, 2024 and 2023 is as follows:

| | Year Ended December 31, 2025 | | | | |
| | RSUs | | PSUs | | |
	Units	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value	
Outstanding at beginning of year	482,067	$ 295.39	241,946	$ 304.44	
Granted	360,927	292.50	98,404	306.77	
Released	(221,552)	298.86	(65,647)	362.95	
Forfeited	(17,643)	296.72	(2,379)	292.45	
Outstanding at end of year	603,799	$ 292.35	272,324	$ 291.28	

| | Year Ended December 31, 2024 | | | | |
| | RSUs | | PSUs | | |
	Units	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value	
Outstanding at beginning of year	437,379	$ 299.19	195,932	$ 334.59	
Granted	277,390	309.99	88,029	309.05	
Released	(210,972)	322.67	(35,597)	482.42	
Forfeited	(21,730)	293.83	(6,418)	304.52	
Outstanding at end of year	482,067	$ 295.39	241,946	$ 304.44	

| | Year Ended December 31, 2023 | | | | |
| | RSUs | | PSUs | | |
	Units	Weighted-Average Grant Date Fair Value	Units	Weighted-Average Grant Date Fair Value	
Outstanding at beginning of year	242,732	$ 404.19	105,928	$ 406.89	
Granted	336,168	260.31	104,620	258.57	
Released	(95,837)	412.47	(64)	482.42	
Forfeited	(45,684)	332.66	(14,552)	313.74	
Outstanding at end of year	437,379	$ 299.19	195,932	$ 334.59	

Stock Appreciation Rights ("SARs")

SARs were previously granted as part of the Company's annual share-based compensation incentive program. Beginning in 2021, the Company no longer included SARs in its annual share-based compensation award issuances. The intrinsic value of remaining outstanding and exercisable SARs were $16 million and $54 million as of December 31, 2025, and 2024, respectively. The weighted-average remaining contractual life of SARs was less than 1 year as of December 31, 2025, with all of remaining SARs expiring by 2027.

Cash-settled awards

The Company also issues cash-settled share-based compensation awards, including cash-settled restricted stock units and cash-settled performance stock units that are classified as liability awards and typically have a vesting period of three years. Compensation cost is calculated as the fair market value of the Company's Class A Common Stock on the grant date multiplied by the number of share-equivalents granted, net of forfeitures. The fair value for all cash-settled awards and the expected attainment of the performance goals for the cash-settled performance stock units is reviewed at the end of each reporting period, with adjustments recorded to compensation expense in the Consolidated Statements of Operations, as necessary. Cash settlement is based on the fair value of share equivalents at the time of vesting, which was $14 million, $13 million and $9 million during the years ended December 31, 2025, 2024 and 2023, respectively. Share-equivalents issued under these programs totaled 79,663, 59,266 and 45,460 during the years ended December 31, 2025, 2024 and 2023, respectively.

Employee Stock Purchase Plan
Eligible Zebra employees may purchase common stock at 95% of the fair market value at the date of purchase pursuant to the Zebra Technologies Corporation 2020 Employee Stock Purchase Plan ("2020 ESPP"). Employees may make purchases by cash or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under the 2020 ESPP is 1,500,000 shares. As of December 31, 2025, 1,261,305 shares remained available for future purchase.

Note 16 Income Taxes

The geographical sources of income before income taxes were as follows (in millions)

	Year Ended December 31,					
	2025		**2024**		**2023**	
Domestic	$	360	$	486	$	167
Foreign		200		149		167
Total	$	560	$	635	$	334

Income tax expense (benefit) consisted of the following (in millions):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Federal (national)	$	81	$	46	$	(3)
State		16		17		1
Foreign		44		44		40
Total	$	141	$	107	$	38

The Company's effective tax rates were 25.2%, 16.9% and 11.4% for the years ended December 31, 2025, 2024 and 2023, respectively.

A reconciliation of the U.S. federal statutory income tax rate to our actual income tax rate is provided below (in millions):

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. Federal Statutory Tax Rate	$ 118	21.0 %	$ 133	21.0 %	$ 70	21.0 %
State and Local Income Taxes, net of federal income tax effect[1]	12	2.2	16	2.5	1	0.2
Foreign Tax Effects						
Singapore						
Statutory tax rate difference between Singapore and United States	(1)	(0.3)	(1)	(0.2)	(4)	(1.1)
Other	—	—	1	0.1	—	—
Canada						
Changes in valuation allowance	(21)	(3.8)	(5)	(0.8)	5	1.4
Other	—	—	3	0.4	(7)	(2.1)
Luxembourg						
Effect of Changes in Tax Laws or Rates Enacted in the Current Period	—	—	15	2.3	—	—
Changes in valuation allowance	—	—	(13)	(2.1)	—	0.1
Other	—	—	(1)	(0.2)	—	—
Other Foreign Jurisdictions	9	1.6	—	0.1	—	—
Effect of Cross-border Tax Laws	1	0.1	(37)	(5.8)	(18)	(5.4)
U.S. Federal Tax Credits						
Research and development tax credits	(10)	(1.8)	(14)	(2.2)	(19)	(5.7)
Nontaxable or nondeductible U.S. Federal Items						
Officers' Comp §162(m) & Share-based Comp	19	3.4	8	1.3	8	2.4
Other	7	1.2	1	0.2	1	0.3
Changes in Unrecognized Tax Benefits	8	1.5	3	0.5	1	0.3
Other Adjustments						
Other	(1)	0.1	(2)	(0.2)	—	—
Effective Tax Rate	$ 141	25.2 %	$ 107	16.9 %	$ 38	11.4 %

(1) State taxes in Kentucky and Illinois made up the majority (greater than 50%) of the tax effect in this category (2023-2025)

For the year ended December 31, 2025, the Company's effective tax rate was higher than the federal statutory rate of 21% due primarily to expense related to foreign earnings subject to U.S. taxation as a result of 2025 U.S tax legislation, taxes related to impacts of U.S. share-based compensation, increased reserves for uncertain tax positions, and U.S. state income taxes, partly offset by the generation of U.S. tax credits and the release of certain Canadian valuation allowance reserves. For the year ended December 31, 2024, the Company's effective tax rate was lower than the federal statutory rate of 21% primarily due to the tax benefit related to foreign earnings subject to U.S. taxation, and the generation of tax credits. For the year ended December 31, 2023, the Company's effective tax rate was lower than the federal statutory rate of 21% primarily due to the tax benefit related to foreign earnings subject to U.S. taxation, remeasurements of deferred taxes, and the generation of tax credits.

The Organization for Economic Co-Operation and Development (OECD) has implemented a global minimum tax framework of 15% for companies with annual revenues greater than €750 million, referred to as Pillar 2. Aspects of Pillar 2 are effective beginning January 1, 2024 and 2025, in various jurisdictions in which the Company operates. There is uncertainty about whether the U.S. will enact legislation to adopt Pillar 2. As a result of the Company's operational footprint, Management has assessed the jurisdictions where legislation is enacted and applicable Transitional Safe Harbor provisions, and has accrued an immaterial impact on the Company's financial results.

The Company earns a significant amount of its operating income outside of the U.S. that is taxed at rates different than the U.S. federal statutory rate. The Company's principal foreign jurisdictions that provide sources of operating income are the U.K. and Singapore. In Singapore, the Company previously benefited from an incentivized corporate income tax rate from the Singapore Economic Development Board of 10.5% and a full exemption from withholding taxes. Without these benefits, the corporate tax rate in Singapore is 17% and the withholding tax rate is 10%. The Company decided to forgo a renewal of this benefit beyond 2023; therefore the 2024 and 2025 tax rate is computed using the standard corporate rate of 17%. Under current U.S. Foreign

Tax Credit rules, any withholding taxes paid are creditable for U.S. tax purposes, negating any impact of the increased withholding rate.

Income taxes paid, net of refunds received, were as follows (in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
U.S. Federal Taxes	$ 65	$ 76	$ 130
State and Local Taxes			
Illinois	1	9	5
Kentucky	8	11	3
Other States	7	10	8
Foreign Taxes			
United Kingdom	8	—	74
Singapore	17	3	16
Other Foreign	28	15	16
Total	$ 134	$ 124	$ 252

Tax effects of temporary differences that resulted in deferred tax assets and liabilities are as follows (in millions):

	December 31,	
	2025	**2024**
Deferred tax assets:		
Capitalized research expenditures	$ 219	$ 292
Deferred revenue	103	102
Tax credits	43	45
Net operating loss carryforwards	380	400
Other accruals	59	34
Inventory items	21	24
Sales return/rebate reserve	89	53
Share-based compensation expense	26	16
Legal accrual	1	1
Lease liabilities	23	24
Valuation allowance	(383)	(404)
Total deferred tax assets	$ 581	$ 587
Deferred tax liabilities:		
Depreciation and amortization	162	83
Unrealized gains and losses on securities and investments	7	22
Undistributed earnings	4	3
Right of use lease assets	19	19
Other	7	5
Total deferred tax liabilities	$ 199	$ 132
Net deferred tax assets	$ 382	$ 455

For tax years beginning in 2025, the One Big Beautiful Bill Act of 2025 allows taxpayers to immediately deduct domestic research and experimental expenditures paid or incurred in all tax years beginning after December 31, 2024. Furthermore, taxpayers are permitted to elect to accelerate the remaining deductions of the previously capitalized domestic expenditures over a one- or two-year period in lieu of the amortization otherwise to be recognized. The Company is taking the position to accelerate the previously capitalized expenditures in 2025 and to also make the election of I.R.C. 59(e) to capitalize the current year's domestic expenditures and amortize over 10 years.

The Company's valuation allowance consists of certain net operating loss ("NOL") and credit carryforwards for which the Company believes it is more likely than not that a tax benefit will not be realized. With respect to all other deferred tax assets, the Company believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize a tax benefit. The Company's valuation allowance decreased by $21 million from 2024, primarily due to the release of certain Canadian valuation allowance reserves.

As of December 31, 2025, the Company had approximately $380 million (tax effected) of "NOLs" and $43 million of credit carryforwards. Approximately $161 million of NOLs will expire beginning in 2025 through 2044, and $29 million of credits will expire beginning in 2025 through 2045, with the remaining amounts of NOLs and credit carryforwards having no expiration dates.

The Company is subject to the GILTI, BEAT and FDII provisions for which we recorded an income tax expense of $1 million for the year ended December 31, 2025, and an income tax benefit of $38 million and $16 million for the years ended December 31, 2024 and 2023, respectively. These impacts are included in the calculation of the Company's effective tax rate.

The Company is not permanently reinvested with respect to its U.S. directly-owned foreign subsidiaries. The Company is subject to U.S. income tax on substantially all foreign earnings under GILTI, while any remaining foreign earnings are eligible for a dividends received deduction. As a result, future repatriation of earnings will not be subject to additional U.S. federal income tax but may be subject to currency translation gains or losses. Where required, the Company has recorded a deferred tax liability for foreign withholding taxes on current earnings. Additionally, gains and losses on any future taxable dispositions of U.S.-owned foreign affiliates continue to be subject to U.S. income tax.

The Company has not recognized deferred tax liabilities in the U.S. with respect to its outside basis differences in its directly-owned foreign affiliates. It is not practicable to determine the amount of unrecognized deferred tax liabilities on these indefinitely reinvested earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	Year ended December 31,			
	2025		**2024**	
Balance at beginning of year	$	30	$	17
Additions for tax positions related to the current year		14		14
Lapse of statutes		(1)		(1)
Balance at end of year	$	43	$	30

As of December 31, 2025 and December 31, 2024, there were $21 million and $13 million, respectively, of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate. Additionally, fiscal years 2009 through 2024 remain open to examination by multiple foreign and U.S. state taxing jurisdictions.

As of December 31, 2025, no significant uncertain tax positions are expected to be settled within the next twelve months. Due to uncertainties in any tax audit or litigation outcome, the Company's estimates of the ultimate settlements of uncertain tax positions may change and the actual tax benefits may differ significantly from estimates.

The Company did not recognize expense or benefit associated with interest and penalties related to income tax matters during the years ended December 31, 2025 and 2024. The Company has included $4 million of estimated interest and penalty obligations within Other long-term liabilities on the Consolidated Balance Sheets each as of December 31, 2025 and 2024.

Note 17 Earnings Per Share

Basic net earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of diluted common shares outstanding. Diluted common shares outstanding is computed using the Treasury Stock method and, in periods of income, reflects the additional shares that would be outstanding if dilutive share-based compensation awards were converted into common shares during the period.

Earnings per share (in millions, except share data):

	Year Ended December 31,		
	2025	**2024**	**2023**
Basic:			
Net income	$ 419	$ 528	$ 296
Weighted-average shares outstanding	50,820,589	51,494,957	51,378,051
Basic earnings per share	$ 8.24	$ 10.25	$ 5.75
Diluted:			
Net income	$ 419	$ 528	$ 296
Weighted-average shares outstanding	50,820,589	51,494,957	51,378,051
Dilutive shares	391,806	384,752	332,911
Diluted weighted-average shares outstanding	51,212,395	51,879,709	51,710,962
Diluted earnings per share	$ 8.18	$ 10.18	$ 5.72

Anti-dilutive share-based compensation awards are excluded from diluted earnings per share calculations. There were 84,000, 46,278 and 129,856 shares that were anti-dilutive for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 18 Accumulated Other Comprehensive (Loss) Income

Stockholders' equity includes certain items classified as AOCI, including:

- **Unrealized gain (loss) on sales hedging** which relates to derivative instruments used to hedge the exposure related to currency exchange rates for forecasted Euro sales. These hedges are designated as cash flow hedges, and the Company defers income statement recognition of gains and losses until the hedged transaction occurs. See Note 11, *Derivative Instruments* for more details.

- **Foreign currency translation adjustments** which relates to the Company's non-U.S. subsidiary companies that have designated a functional currency other than the U.S. Dollar. The Company translates the subsidiary functional currency financial statements to U.S. Dollars using a combination of historical, period-end, and average foreign exchange rates. This combination of rates creates the foreign currency translation adjustment component of AOCI.

The changes in each component of AOCI during the three years ended December 31, 2025, 2024 and 2023 were as follows (in millions):

	Unrealized gain (loss) on sales hedging	Foreign currency translation adjustments	Total
Balance at December 31, 2022	$ (11)	$ (55)	$ (66)
Other comprehensive (loss) income before reclassifications	(7)	6	(1)
Amounts reclassified from AOCI[1]	15	—	15
Tax effect	(2)	—	(2)
Other comprehensive income, net of tax	6	6	12
Balance at December 31, 2023	(5)	(49)	(54)
Other comprehensive income (loss) before reclassifications	47	(17)	30
Amounts reclassified from AOCI[1]	(11)	—	(11)
Tax effect	(9)	—	(9)
Other comprehensive income (loss), net of tax	27	(17)	10
Balance at December 31, 2024	22	(66)	(44)
Other comprehensive (loss) income before reclassifications	(74)	52	(22)
Amounts reclassified from AOCI[1]	39	—	39
Tax effect	9	—	9
Other comprehensive income (loss), net of tax	(26)	52	26
Balance at December 31, 2025	$ (4)	$ (14)	$ (18)

(1) See Note 11, *Derivative Instruments* regarding the timing of reclassifications to operating results.

Note 19 Accounts Receivable Factoring

The Company has a Receivables Factoring arrangement, pursuant to which certain receivables originated from the EMEA and Asia-Pacific regions up to a maximum of €150 million are sold to a bank without recourse in exchange for cash. Transactions under the Receivables Factoring arrangement are accounted for as sales under ASC 860, *Transfers and Servicing of Financial Assets*, with the sold receivables removed from the Company's balance sheet. The Company does not maintain any beneficial interest in the receivables sold. The Company services the receivables on behalf of the bank, but otherwise maintains no significant continuing involvement with respect to the receivables. Sale proceeds that are representative of the fair value of factored receivables, less a factoring fee, are reflected in Cash flows from operating activities on the Consolidated Statements of Cash Flows, while sale proceeds in excess of the fair value of factored receivables are reflected in Cash flows from financing activities on the Consolidated Statements of Cash Flows.

During the years ended December 31, 2025, 2024 and 2023, the Company received cash proceeds of $560 million, $1,019 million and $1,404 million, respectively, from the sales of accounts receivables under its factoring arrangements. As of December 31, 2025 and 2024, there were a total of $10 million and $28 million, respectively, of uncollected receivables that had been sold and removed from the Company's Consolidated Balance Sheets.

As servicer of sold receivables, the Company had $84 million and $51 million of obligations that were not yet remitted to the bank as of December 31, 2025 and 2024, respectively. These obligations are included within Accrued liabilities on the Consolidated Balance Sheets, with changes in such obligations reflected within Cash flows from financing activities on the Consolidated Statements of Cash Flows.

Fees incurred in connection with these arrangements are included within Other expense, net on the Consolidated Statements of Operations and were $3 million, $9 million and $11 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 20 Segment Information & Geographic Data

Segment results

Effective in the fourth quarter of 2025, we realigned our reportable segments from the former EVM and AIT segments to two new segments: CF and AVA. The CF segment consists of our mobile computing products, and related services and software-based offerings that were formerly part of our EVM segment. The AVA segment consists of our barcode and card printing products and related supplies and sensors, RFID and RTLS offerings, and related services that collectively represented our former AIT segment, as well as our data capture, and machine vision offerings and related services that were formerly part of our EVM segment. This change aligns with how we are operating our business to advance our strategy and the level of detailed financial information reviewed by our chief operating decision-maker going forward. Also effective in the fourth quarter of 2025, share-based compensation expense is excluded from the measurement of segment operating results. Historical segment results have been recasted to confirm with current period presentation. As previously discussed, the results of operations for Elo and Photoneo are included in the CF and AVA segments, respectively.

The reportable segments have been identified based on the financial data utilized by the Company's Chief Executive Officer (the chief operating decision maker or "CODM") to assess segment performance and allocate resources among the Company's segments. The CODM reviews operating income to assess segment profitability monthly as well as part of the Company's budget and forecasting process. The CODM assesses the profitability of each segment relative to its long-term growth objectives in evaluating resource allocation priorities. Segment assets are not reviewed by the Company's CODM and therefore are not disclosed below.

Financial information by segment is presented as follows (in millions):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Net sales:						
CF	$	2,960	$	2,714	$	2,280
AVA		2,436		2,267		2,304
Total Net sales	$	5,396	$	4,981	$	4,584
Cost of sales:						
CF	$	1,564	$	1,380	$	1,249
AVA		1,217		1,179		1,206
Corporate [3]		22		9		6
Total Cost of sales	$	2,803	$	2,568	$	2,461
Operating expenses:						
CF [1]	$	811	$	775	$	703
AVA[1]		705		668		671
Corporate [3]		377		228		268
Total Operating expenses	$	1,893	$	1,671	$	1,642
Operating income:						
CF [2]		585		559		328
AVA [2]		514		420		427
Total segment operating income	$	1,099	$	979	$	755
Corporate [3]		(399)		(237)		(274)
Total Operating income	$	700	$	742	$	481

(1) CF and AVA segment operating expenses include Selling and marketing, Research and development, and General and administrative expenses, excluding the amounts classified within Corporate.

(2) CF and AVA segment operating income includes depreciation expense proportionate to each segment's Net sales.

(3) To the extent applicable, amounts included in Corporate consist of Share-based Compensation, Amortization of intangible assets, Acquisition and integration costs, Exit and restructuring costs, as well as certain other non-recurring costs (impairment of goodwill and other intangible assets, and business acquisition purchase accounting adjustments).

Sales to significant customers

The Company has three customers, who are distributors of the Company's offerings, that individually accounted for more than 10% of total Company Net sales during the years ended December 31, 2025, 2024 and 2023. The approximate percentage of Company total Net sales by segment to these customers were as follows:

| | Year Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
	CF	AVA	Total	CF	AVA	Total	CF	AVA	Total
Customer A	16 %	13 %	29 %	11 %	10 %	21 %	8 %	10 %	18 %
Customer B	8 %	7 %	15 %	10 %	9 %	19 %	6 %	8 %	14 %
Customer C	9 %	6 %	15 %	8 %	6 %	14 %	6 %	6 %	12 %

These customers accounted for 31%, 14% and 13%, respectively, of accounts receivable as of December 31, 2025, and 24%, 13% and 11%, respectively, of accounts receivable as of December 31, 2024. No other customer accounted for more than 10% of total Net sales during the years ended December 31, 2025, 2024 or 2023, or more than 10% of outstanding accounts receivable as of December 31, 2025 or 2024.

Geographic data

Information regarding the Company's operations by geographic area is contained in the following tables. Net sales amounts are attributed to geographic area based on customer location.

Net sales by region were as follows (in millions)[1]:

| | | Year Ended December 31, | | | | |
		2025		2024		2023
North America	$	2,695	$	2,492	$	2,353
EMEA		1,724		1,635		1,433
Asia-Pacific		613		526		513
Latin America		364		328		285
Total Net sales	$	5,396	$	4,981	$	4,584

(1) Certain current year and prior period net sales have been recast to appropriately reflect customer location, with no impact to Zebra's consolidated net sales.

The U.S. and Germany were the only countries that accounted for more than 10% of the Company's net sales in 2025, 2024 and 2023. Net sales during these years were as follows (in millions)[1]:

| | | Year Ended December 31, | | | | |
		2025		2024		2023
U.S.	$	2,643	$	2,431	$	2,277
Germany		864		797		682
Other		1,889		1,753		1,625
Total Net sales	$	5,396	$	4,981	$	4,584

(1) Certain prior period net sales transactions have been recast to appropriately reflect customer location, with no impact to Zebra's consolidated net sales.

Geographic data for long-lived assets is as follows (in millions):

| | | Year Ended December 31, | | | | |
		2025		2024		2023
North America	$	371	$	341	$	338
EMEA		60		56		61
Asia-Pacific		72		69		73
Latin America		16		6		6
Total long-lived assets	$	519	$	472	$	478

For the purpose of this disclosure, long-lived assets are defined by the Company as property, plant and equipment and ROU assets. Primarily all of the Company's long-lived assets in the North America region are located in the U.S.

Note 21 Subsequent Event

On February 4, 2026, the Company's Board of Directors authorized additional share repurchases of up to $1 billion of outstanding shares of common stock. This share repurchase authorization is in addition to, and does not supersede, the existing share repurchase authorization made in 2022. Like the Company's existing share repurchase authorization, repurchases may be effected from time to time through open market purchases, including pursuant to a pre-set trading plan meeting the requirements of Rule 10b5-1(c) of the Securities Exchange Act of 1934.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures
We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this Form 10-K. The evaluation was conducted under the supervision of our Disclosure Committee, and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to provide reasonable assurance that (i) the information required to be disclosed by us in this Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) information required to be disclosed by us in our reports that we file or furnish under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework as released in 2013. Based on this assessment and those criteria, our management believes that, as of December 31, 2025, our internal control over financial reporting is effective.

Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls over the operations of Elo Holdings, Inc., which are included in our 2025 consolidated financial statements and constituted 2% of total assets as of December 31, 2025 and 2% of revenues for the year then ended.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on Zebra's internal control over financial reporting. Ernst & Young LLP's report is included in the latter portion of this Item 9A.

Changes in Internal Control over Financial Reporting
There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2025, which were identified in connection with management's evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on the Effectiveness of Controls
Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within Zebra have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Zebra Technologies Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Zebra Technologies Corporation and subsidiaries internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Zebra Technologies Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Elo Holdings, Inc., which is included in the 2025 consolidated financial statements of the Company and constituted 2% of total assets as of December 31, 2025 and 2% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Elo Holdings, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 12, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chicago, Illinois

February 12, 2026

Item 9B.   Other Information

The Company's Securities Transactions and Confidentiality Policy governs the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees, and is designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. None of our directors or executive officers had in effect, adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fourth quarter of 2025.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

We have adopted a Code of Ethics for Senior Financial Officers ("Code of Ethics") that applies to Zebra's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The Code of Ethics is posted on the Investor Relations – Governance Documents page of Zebra's Internet web site, www.zebra.com under "Investors-Governance-Governance Documents", and is available for download. Any waiver from the Code of Ethics and any amendment to the Code of Ethics will be disclosed on such page of Zebra's web site.

All other information in response to this item is incorporated by reference from the Proxy Statement sections entitled "Corporate Governance," "Election of Directors," "Board Effectiveness – Board Structure and Meeting Attendance," "Executive Officers," and "Delinquent Section 16(a) Reports."

Item 11.   Executive Compensation

The information in response to this item is incorporated by reference from the Proxy Statement sections entitled "Compensation Discussion and Analysis," "Executive Compensation," "Corporate Governance – Director Compensation," "Executive Compensation – Compensation and Culture Committee Interlocks and Insider Participation" and "Compensation and Culture Committee Report."

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in response to this item is incorporated by reference from the Proxy Statement sections entitled "Ownership of our Common Stock" and "Executive Compensation – Equity Compensation Plan Information."

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information in response to this item is incorporated by reference from the Proxy Statement sections entitled "Corporate Governance – Related Party Transactions," "Corporate Governance – Director Independence and Overboarding," "Election of Directors," and "Board Effectiveness – Board Structure and Meeting Attendance."

Item 14.   Principal Accounting Fees and Services

The information in response to this item is incorporated by reference from the Proxy Statement section entitled "Fees of Independent Auditors."

PART IV

Item 15.   Exhibits and Financial Statement Schedules

Index to Consolidated Financial Statements

	PAGE
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	42
Consolidated Balance Sheets as of December 31, 2025 and 2024	45
Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023	46
Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023	47
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023	48
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023	49
Notes to Consolidated Financial Statements	50

Index to Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the Notes to Consolidated Financial Statements.

Index to Exhibits

		Incorporated by Reference			
Exhibit Number	Exhibit Description	Form	Exhibit Number	Filing Date or Period End Date	Filed or Furnished Within
1.1	Stock Purchase Agreement, dated as of August 3, 2025 among Zebra Technologies Corporation, Elo Investors, L.P., and Elo Holdings, Inc.	8-K	2.1	August 5, 2025	
3.1(i)	Restated Certificate of Incorporation of the Company.	8-K	3.1(i)	August 6, 2012	
3.1(ii)	Amended and Restated By-Laws of Zebra Technologies Corporation dated October 30, 2025	8-K	3.1	November 5, 2025	
4.1	Specimen stock certificate representing Class A Common Stock.	10-K	4.1	December 31, 2017	
4.2	Description of Securities Registered Under Section 12 of the Securities Exchange Act	10-K	4.2	December 31, 2019	
4.3	Indenture, dated as of May 28, 2024, by and among Zebra Technologies Corporation, Temptime Corporation, Zebra Technologies International, LLC and U.S. Bank Trust Company, National Association	8-K	4.1	May 22, 2024	
4.4	Form of 6.500% Senior Notes due 2032 (included in the Indenture – Exhibit 4.3)	8-K	4.2	May 22, 2024	
10.1	Employee Agreement between Nathan Winters and the Company Dated January 11, 2021. +	10-K	10.1	December 31, 2020	
10.2	Form of indemnification agreement between Zebra Technologies Corporation and each director and executive officer.	10-K	10.6	December 31, 2016	
10.3	2011 Long-Term Incentive Plan (Amended and Restated as of May 15, 2014). +	10-Q	10.1	June 28, 2014	
10.4	2015 Long-Term Incentive Plan. +	10-K	10.11	December 31, 2017	
10.5	2018 Long-Term Incentive Plan. +	S-8	4.1	June 1, 2018	
10.6	2005 Executive Deferred Compensation Plan, as amended and restated as of January 1, 2022. +	10-K	10.6	December 31, 2021	
10.7	Employment Agreement between Zebra Technologies Corporation and William Burns dated as of March 1, 2023 +	8-K	10.1	December 8, 2022	

10.8	Form of 2019 stock appreciation rights agreement for employees other than the CEO. +	10-Q	10.2	June 29, 2019
10.9	Form of 2020 stock appreciation rights agreement for employees other than the CEO. +	10-Q	10.2	June 27, 2020
10.10	Form of 2021 stock settled stock appreciation rights agreement for employees other than the CEO. +	10-Q	10.3	July 3, 2021
10.11	Form of 2022 stock appreciation rights agreement for employees other than the CEO +	10-Q	10.3	July 2, 2022
10.12	Form of 2023 stock-settled stock appreciation rights agreement for employees (including the CEO). +	10-Q	10.3	July 1, 2023
10.13	Form of 2024 stock-settled stock appreciation rights agreement for employees (including the CEO). +	10-Q	10.3	June 29, 2024
10.14	Form of 2013-16 time-vested stock appreciation rights agreement for CEO. +	10-Q	10.4	March 30, 2013
10.15	Form of 2019 stock appreciation rights agreement for CEO. +	10-Q	10.5	June 29, 2019
10.16	Form of 2020 stock appreciation rights agreement for CEO. +	10-Q	10.5	June 27, 2020
10.17	Form of 2023 time-restricted stock unit agreement for all employees (including the CEO). +	10-Q	10.2	July 1, 2023
10.18	Form of 2024 time-restricted stock unit agreement for all employees (including the CEO). +	10-Q	10.2	June 29, 2024
10.19	Form of 2025 time-vested restricted stock unit agreement for all employees (including the CEO)	10-Q	10.2	April 29, 2025
10.20	Form of 2023 performance-vested restricted stock unit agreement for all employees (including the CEO). +	10-Q	10.1	July 1, 2023
10.21	Form of 2024 performance-vested restricted stock unit agreement for all employees (including the CEO). +	10-Q	10.1	June 29, 2024
10.22	Form of 2025 performance-vested restricted stock unit agreement for all employees (including the CEO)	10-Q	10.1	April 29, 2025
10.23	Amended and Restated Credit Agreement, dated July 26, 2017 (originally dated as of October 27, 2014), by and among Zebra, the lenders and issuing banks party thereto, JPMorgan Chase Bank, N.A., and Morgan Stanley Senior Funding, Inc.	10-Q	10.1	July 1, 2017
10.24	Amendment No. 1, dated May 31, 2018, to the Amended and Restated Credit Agreement of July 26, 2017 (originally dated as of October 27, 2014), by and among Zebra, the lenders and issuing banks party thereto, JPMorgan Chase Bank, N.A., and Morgan Stanley Senior Funding, Inc.	10-Q	10.7	June 30, 2018
10.25	Amendment No. 2, dated August 9, 2019, to the Amended and Restated Credit Agreement of July 26, 2017 (originally dated as of October 27, 2014 and amended by Amendment No. 1 dated May 31, 2018), by and among, Zebra, the lenders party thereto, JPMorgan Chase Bank, N.A.	10-Q	10.1	September 28, 2019
10.26	Conformed Amended and Restated Credit Agreement, dated July 26, 2017 (originally dated as of October 27, 2014 and amended by Amendment No. 1 dated May 31, 2018, Amendment No. 2 dated August 9, 2019, and Amendment No. 3 dated May 25, 2022), by and among, Zebra, the lenders party thereto, JPMorgan Chase Bank, N.A.	10-Q	10.7	July 2, 2022
10.27	Conformed Amended and Restated Credit Agreement, dated July 26, 2017 (originally dated as of October 27, 2014 and amended by Amendment No. 1 dated May 31, 2018 and Amendment No. 2 dated August 9, 2019), by and among Zebra, the lenders party thereto, JPMorgan Chase Bank, N.A.	10-Q	10.2	September 28, 2019
10.28	364-Day Credit Agreement dated September 1, 2020, by and among, Zebra, the lenders party thereto, and JPMorgan Chase Bank, N.A.	10-Q	10	September 26, 2020
10.29	Office Lease dated November 14, 2013 between Griffin Capital Corporation (as assignee from Northwestern Mutual Life Insurance Company) and Zebra Technologies Corporation.	10-K	10.34	December 31, 2017

10.30	First Amendment to Lease dated June 6, 2014 between Griffin Capital Corporation (as assignee from Northwestern Mutual Life Insurance Company) and Zebra Technologies Corporation.	10-K	10.35	December 31, 2017	
10.31	Second Amendment to Lease dated as of June 1, 2022 between Griffin Capital Corporation (as assignee from Northwestern Mutual Life Insurance Company) and Zebra Technologies Corporation.	10-Q	10.6	July 2, 2022	
10.32	Receivables Purchase Agreement dated as of December 1, 2017 among Zebra Technologies International, LLC, as the Originator, and Zebra Technologies RSC, LLC, as Buyer.	10-K	10.36	December 31, 2017	
10.33	Receivables Financing Agreement, dated as of December 1, 2017, by and among Zebra Technologies RSC, LLC, the lenders from time to time party thereto, PNC Bank, National Association, Zebra Technologies, LLC, and PNC Capital Markets, LLC.	10-K	10.37	December 31, 2017	
10.34	Second Amendment to Receivables Financing Agreement, dated as of March 19, 2021 by and among Zebra Technologies RSC, LLC, the lenders from time to time party thereto, PNC Bank, National Association, Zebra Technologies, LLC, and PNC Capital Markets, LLC	10-Q	10	April 3, 2021	
10.35	Third Amendment to Receivables Financing Agreement, dated as of March 19, 2024 by and among Zebra Technologies RSC, LLC, the lenders from time to time party thereto, PNC Bank, National Association, Zebra Technologies, LLC, and PNC Capital Markets, LLC	10-Q	10	March 30, 2024	
10.36	Master Accounts Receivable Purchase Agreement dated December 19, 2018 among Zebra Technologies Europe Limited, Zebra Technologies Corporation, and MUFG Bank, Ltd.	10-K	10.43	December 31, 2018	
10.37	Master Framework Agreement dated April 29, 2020 among Zebra Technologies Europe Limited, Zebra Technologies Asia Pacific PTE.LTD., Zebra Technologies Corporation, Ester Finance Titrisation, Credit Agricole Corporate & Investment Bank and Credit Agricole Leasing & Factoring	10-Q	10.7	June 27, 2020	
10.38	First Deed of Amendment relating to the Master Framework Agreement dated April 29, 2020 among Zebra Technologies Europe Limited, Zebra Technologies Asia Pacific PTE.LTD., Zebra Technologies Corporation, Ester Finance Titrisation, Credit Agricole Corporate & Investment Bank and Credit Agricole Leasing & Factoring	10-K	10.50	December 31, 2020	
10.39	English Receivables Purchase Agreement dated April 29, 2020 Zebra Technologies Europe Limited, Zebra Technologies Corporation, Credit Agricole Corporate & Investment Bank, Credit Agricole Leasing & Factoring, and Ester Finance Titrisation	10-Q	10.8	June 27, 2020	
10.40	Singapore Receivables Purchase Agreement dated April 29, 2020 Zebra Technologies Asia Pacific PTE.LTD., Zebra Technologies Corporation, Credit Agricole Corporate & Investment Bank, Credit Agricole Leasing & Factoring, and Ester Finance Titrisation	10-Q	10.9	June 27, 2020	
19	Securities Transactions and Confidentiality Policy	10-K	19	December 31, 2024	
21	Subsidiaries of the Company.				X
23	Consent of Ernst & Young LLP, independent registered public accounting firm.				X
31.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.				X
31.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.				X
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X

32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
97	Accounting Restatement Clawback Policy	10-K	97	December 31, 2023	
101	The following financial information from Zebra Technologies Corporation Annual Report on Form 10-K, for the year ended December 31, 2025, formatted in Inline XBRL: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Stockholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements. The instance document does not appear in the interactive data file because Inline XBRL tags are embedded in the iXBRL document.				
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (included in Exhibit 101).				

+   Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 12th day of February 2026.


ZEBRA TECHNOLOGIES CORPORATION

By: /s/ William J. Burns

William J. Burns

Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William J. Burns William J. Burns	Chief Executive Officer and Director (Principal Executive Officer)	February 12, 2026
/s/ Nathan Winters Nathan Winters	Chief Financial Officer (Principal Financial Officer)	February 12, 2026
/s/ Colleen M. O'Sullivan Colleen M. O'Sullivan	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	February 12, 2026
/s/ Anders Gustafsson Anders Gustafsson	Chair of the Board	February 12, 2026
/s/ Michael A. Smith Michael A. Smith	Lead Independent Director	February 12, 2026
/s/ Linda M. Connly Linda M. Connly	Director	February 12, 2026
/s/ Nelda J. Connors Nelda J. Connors	Director	February 12, 2026
/s/ Satish Dhanasekaran Satish Dhanasekaran	Director	February 12, 2026
/s/ Ross W. Manire Ross W. Manire	Director	February 12, 2026
/s/ Mary McDowell Mary McDowell	Director	February 12, 2026
/s/ Kenneth B. Miller Kenneth B. Miller	Director	February 12, 2026
/s/ Frank B. Modruson Frank B. Modruson	Director	February 12, 2026
/s/ Janice M. Roberts Janice M. Roberts	Director	February 12, 2026

Board of Directors

Anders Gustafsson
Chair of the Board
Zebra Technologies Corporation

Michael Smith[3]
Lead Independent Director
Zebra Technologies Corporation
Chair and Chief Executive Officer
Fire Vision LLC

William Burns
Chief Executive Officer
Zebra Technologies Corporation

Linda Connly[1,3]
External Advisor
Bain & Company

Nelda Connors[1]
Founder, Chairwoman and
Chief Executive Officer
Pine Grove Holdings, LLC

Satish Dhanasekaran[2]
President and Chief Executive Officer
Keysight Technologies, Inc.

Ross Manire[1,3]
President and
Chief Executive Officer (Retired)
ExteNet Systems, Inc.

Mary McDowell[2]
President and
Chief Executive Officer (Retired)
Mitel Networks Corporation

Ken Miller[1,2]
Executive Vice President and
Chief Financial Officer (Retired)
Juniper Networks

Frank Modruson[1,3]
President
Modruson & Associates, LLC
Chief Information Officer (Retired)
Accenture PLC

Janice Roberts[2]
Advisory Partner
Benhamou Global Ventures LLC

1 - Member of Audit Committee
2 - Member of Compensation and Culture Committee
3 - Member of Nominating and Governance Committee

Executive Officers

William Burns
Chief Executive Officer

Nathan Winters
Chief Financial Officer

Robert Armstrong
Chief Marketing Officer

Michael Cho
Chief Strategy Officer

Tamara Froese
Chief Supply Chain Officer

Richard Hudson
Chief Revenue Officer

Cristen Kogl
Chief Legal Officer, General Counsel and
Corporate Secretary

Melissa Luff Loizides
Chief People Officer

Colleen O'Sullivan
Senior Vice President,
Chief Accounting Officer

Stockholder Information

Global Corporate Headquarters
Zebra Technologies Corporation
Three Overlook Point
Lincolnshire, Illinois 60069
U. S. A.
Phone: 847-634-6700
Fax: 847-913-8766

Annual Meeting
Zebra's Annual Meeting of Stockholders
will be held on May 19, 2026,
at 10:30 a.m. Central Time

Independent Auditors
Ernst & Young LLP
Chicago, Illinois

Investor Relations
Investors are invited to learn more about
Zebra Technologies Corporation by
accessing the company's website at
investors.zebra.com, by sending an email
to InvestorRelations@zebra.com or by
calling 847-518-6432.

Transfer Agent and Registrar
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight Delivery:
Computershare
150 Royall St., Suite 101
Canton, MA 02021

Telephone:
800-522-6645 or 201-680-6578

TDD for hearing impaired:
800-231-5469 or 201-680-6610

Website:
www.computershare.com/investor

Form 10-K
The Zebra Technologies Corporation
Form 10-K Report filed with the
Securities and Exchange Commission
is incorporated in this annual report.
Our Code of Ethics for Senior Financial
Officers is available for download on the
Company's Investor Relations website
at investors.zebra.com under the
Governance tab, within the Governance
Documents section. Please contact the
Investor Relations Department at the
Corporate Headquarters for additional
copies of the Form 10-K, or visit our
website to view an online version of the
Form 10-K, or the Code of Ethics for
Senior Financial Officers.

Equal Employment Opportunities
It is the policy of Zebra Technologies
Corporation to provide equal
opportunities for all in all areas of its
employment practices without regard
to race, color, religion, national origin,
sex, age, ancestry, citizenship, disability,
veteran status, marital status, sexual
orientation or any other characteristic
protected by law.

For more information
visit zebra.com

Corporate Headquarters
847-634-6700

